Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

April 29, 2021

by and among

GORES METROPOULOS II, INC.,

SUNSHINE MERGER SUB I, INC.,

SUNSHINE MERGER SUB II, LLC,

and

SONDER HOLDINGS INC.

i

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE COMPANY		34
5.01	Corporate Organization of the Company	34
5.02	Subsidiaries	34
5.03	Due Authorization	35
5.04	No Conflict	35
5.05	Governmental Authorities; Consents	36
5.06	Capitalization	36
5.07	Financial Statements	39
5.08	Undisclosed Liabilities	39
5.09	Litigation and Proceedings	39
5.10	Compliance with Laws	40
5.11	Intellectual Property	41
5.12	Data Privacy	44
5.13	Contracts; No Defaults	45
5.14	Company Benefit Plans	48
5.15	Labor Matters	51
5.16	Taxes	53
5.17	Brokers’ Fees	54
5.18	Insurance	54
5.19	Real Property; Tangible Property	55
5.20	Environmental Matters	56
5.21	Absence of Changes	56
5.22	Significant OTAs and Suppliers	56
5.23	Affiliate Agreements	57
5.24	Internal Controls	57
5.25	Permits	57
5.26	Registration Statement	58
ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB I AND MERGER SUB II		58
6.01	Corporate Organization	58
6.02	Due Authorization	59
6.03	No Conflict	60
6.04	Litigation and Proceedings	60

6.05	Compliance with Laws	61
6.06	Benefit Plans	61
6.07	Governmental Authorities; Consents	61
6.08	Trust Account	62
6.09	Taxes	62
6.10	Brokers’ Fees	63
6.11	Parent SEC Reports; Financial Statements; Sarbanes-Oxley Act	63
6.12	Business Activities; Absence of Changes	65
6.13	Registration Statement	67
6.14	Capitalization	67
6.15	Parent Listing	68
6.16	Contracts; No Defaults	68
6.17	Investment Company Act; JOBS Act	69
6.18	Affiliate Agreements	69
6.19	Parent Stockholders	69
6.20	PIPE Investment; Subscription Agreements	69
ARTICLE VII COVENANTS OF THE COMPANY		70
7.01	Conduct of Business	70
7.02	Inspection	73
7.03	Exercise or Assumption of Company Warrants	74
7.04	Termination of Certain Agreements	74
7.05	No Parent Securities Transactions	74
7.06	No Claim Against the Trust Account	74
7.07	Company Financial Statements; Other Actions	75
7.08	Consent Solicitation; Company Stockholder Consent	76
7.09	Non-Solicitation	76
7.10	Existing Credit Agreements	77
ARTICLE VIII COVENANTS OF PARENT		77
8.01	Indemnification and Insurance	77
8.02	Conduct of Parent During the Interim Period	78
8.03	Trust Account	81
8.04	Inspection	81

8.05	Parent Nasdaq Listing	81
8.06	Parent Public Filings	81
8.07	Section 16 Matters	81
8.08	Director and Officers	82
8.09	Exclusivity	82
8.10	Bylaws	82
8.11	Insider Letters	82
8.12	Inversion Agreements	82
8.13	Waiver Agreements	83
8.14	Parent A&R Charter.	83
ARTICLE IX JOINT COVENANTS		83
9.01	Support of Transaction	83
9.02	Preparation of Registration Statement; Special Meeting	83
9.03	Other Filings; Press Release	85
9.04	Confidentiality; Communications Plan.	86
9.05	Regulatory Approvals	87
9.06	Management Equity Incentive Plan; Parent Incentive Plans	88
9.07	FIRPTA	88
9.08	A&R Registration Rights Agreement	88
9.09	Transaction Litigation	88
9.10	Canadian Exchangeable Shares	89
ARTICLE X CONDITIONS TO OBLIGATIONS		89
10.01	Conditions to Obligations of All Parties	89
10.02	Additional Conditions to Obligations of Parent	90
10.03	Additional Conditions to Obligations of the Company	91
10.04	Frustration of Conditions	91
ARTICLE XI TERMINATION/EFFECTIVENESS		92
11.01	Termination	92
11.02	Effect of Termination	93
ARTICLE XII MISCELLANEOUS		93
12.01	Waiver	93
12.02	Notices	93

12.03	Assignment	95
12.04	Rights of Third Parties	95
12.05	Expenses	95
12.06	Governing Law	95
12.07	Captions; Counterparts	95
12.08	Schedules and Exhibits	95
12.09	Entire Agreement	96
12.10	Amendments	96
12.11	Severability	96
12.12	Jurisdiction; WAIVER OF TRIAL BY JURY	96
12.13	Enforcement	97
12.14	Non-Recourse	97
12.15	Nonsurvival of Representations, Warranties and Covenants	97
12.16	Acknowledgements	98

Exhibits

Exhibit A – Form of A&R Registration Rights Agreement

Exhibit B – Form of Lockup Agreement

Exhibit C – Form of A&R Certificate of Incorporation of Parent

Exhibit D – Form of A&R Bylaws of Parent

Exhibit E – Form of Letter of Transmittal

v

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of April 29, 2021, is entered into by and among Gores Metropoulos II, Inc., a Delaware corporation (“Parent”), Sunshine Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”), Sunshine Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), and Sonder Holdings Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement shall have the meanings set forth in Article I.

RECITALS

WHEREAS, Parent is a special purpose acquisition company incorporated to acquire one or more operating businesses through a Business Combination;

WHEREAS, (a) Merger Sub I is a newly formed, wholly owned, direct subsidiary of Merger Sub II, and (b) Merger Sub II is a newly formed, wholly owned, direct subsidiary of Parent, each of which were formed for the sole purpose of the Mergers;

WHEREAS, pursuant to the terms and subject to the conditions hereof, at the Closing, (a) Merger Sub I is to merge with and into the Company pursuant to the First Merger, with the Company surviving as the Surviving Corporation, and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation is to merge with and into Merger Sub II pursuant to the Second Merger, with Merger Sub II surviving as the Surviving Entity;

WHEREAS, the board of directors or manager, as applicable, of each of Parent, Merger Sub I, Merger Sub II and the Company has approved and declared advisable the Transactions upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Limited Liability Company Act of the State of Delaware (the “DLLCA”), as applicable;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain Company Stockholders have entered into Voting and Support Agreements (each, a “Company Support Agreement”) pursuant to which, among other things, such stockholders have agreed to vote all of their respective shares of capital stock of the Company in favor of, among other things, adopting this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain holders of Canadian Exchangeable Common Shares and Canadian Exchangeable Preferred Shares have entered into Canadian Holder Voting and Support Agreements (each, a “Canadian Support Agreement” and, together with the Company Support Agreements, the “Support Agreements”) pursuant to which, among other things, such holders have agreed to vote all of their respective shares of Canadian Exchangeable Common Shares and Canadian Exchangeable Preferred Shares in favor of, among other things, adopting the Canadian Approvals;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Sponsor and each other holder of Parent Class F Stock has executed and delivered to the Company that certain waiver pursuant to which, in connection with the Transactions, such Sponsor or holder of Parent Class F Stock, as applicable, has agreed to waive certain of the anti-dilution rights in respect of shares of Parent common stock held by such Sponsor or holder of Parent Class F Stock (the “Waiver Agreement”);

WHEREAS, prior to or contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Parent and certain investors (the “Subscribers”) have entered into Subscription Agreements, dated as of the date hereof (the “Subscription Agreements”), for a private placement of Parent Common Stock to be consummated prior to or substantially concurrently with the consummation of the Transactions;

WHEREAS, in connection with the consummation of the Mergers, Parent, the Sponsor, the Company, certain Parent Stockholders and certain Company Stockholders who will receive Parent Common Stock pursuant to Article III, will enter into an amended and restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), in the form set forth on Exhibit A;

WHEREAS, in connection with the consummation of the Mergers, Parent, the Company and certain Company Stockholders who will receive Parent Common Stock pursuant to Article III, will enter into a lockup agreement (each, a “Lockup Agreement”), in the form set forth on Exhibit B;

WHEREAS, pursuant to the Parent Organizational Documents, Parent will provide an opportunity to its stockholders to have their Parent Class A Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the Parent Organizational Documents, the Trust Agreement and the Proxy Statement in conjunction with, among other things, obtaining approval from the stockholders of Parent for the Business Combination (the “Offer”);

WHEREAS, in connection with the Mergers, Parent will, subject to obtaining the Parent Stockholder Approval, adopt the amended and restated certificate of incorporation (the “Parent A&R Charter”) in the form set forth on Exhibit C;

WHEREAS, in connection with the Mergers, Parent will adopt the amended and restated bylaws (the “Parent A&R Bylaws”) in the form set forth on Exhibit D; and

WHEREAS, each of the parties intends that, for U.S. federal income tax purposes, (a) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986 (the “Code”) and the Treasury Regulations promulgated thereunder and (b) the Mergers shall be treated as an integrated transaction and together shall constitute a single “reorganization” within the meaning of Section 368(a) of the Code to which Parent and the Company are parties under Section 368(b) of the Code, and this Agreement is hereby adopted as a “plan of reorganization” within the meaning of U.S. Treasury Regulation Section 1.368-2(g).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub I, Merger Sub II and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.01 Definitions. As used herein, the following terms shall have the following meanings:

“A&R Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“A&R Share Terms” means the amended and restated Share Provisions which shall reorganize Sonder Canada’s share capital by exchanging the then issued and outstanding Canadian Exchangeable Shares into a new series of the same class of virtually identical Canadian Exchangeable Shares whose terms shall provide (a) for a deferral of any mandatory exchange caused by the Transactions for a period of at least 12-months from the Closing Date, and (b) that such new Canadian Exchangeable Shares shall be exchangeable for Parent Common Stock upon the completion of the First Merger.

“Acceleration Event” has the meaning specified in Section 4.02(a).

“Acquisition Proposal” means any proposal or offer from any Person or “group” (as defined in the Exchange Act) (other than Parent, Merger Sub I, Merger Sub II or their respective Affiliates or with respect to the Transactions) relating to, in a single transaction or series of related transactions: (a) any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the consolidated revenues, income or assets of the Company and its Subsidiaries, taken as a whole; (b) any direct or indirect acquisition of 15% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Company Board), including through the acquisition of one or more Subsidiaries of the Company owning such assets; (c) the acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 15% or more of the total voting power of the equity securities of the Company, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of the total voting power of the equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary of the Company) that constitutes 15% or more of the consolidated revenues, income or assets of the Company and its Subsidiaries, taken as a whole; or (d) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 15% or more of the total voting power of the equity securities of the Company.

“Action” means any Claim that is by or before any Governmental Authority.

“Additional Parent SEC Reports” has the meaning specified in Section 6.11(a).

“Additional Proposal” has the meaning specified in Section 9.02(c).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

“Aggregate Company Stock Consideration” means a number of shares of Parent Common Stock (deemed to have a value of $10.00 per share), equal to the result of (a) $2,176,603,000, divided by (b) $10.00.

“Agreement” has the meaning specified in the Preamble hereto.

“Amendment Proposal” has the meaning specified in Section 9.02(c).

“Annual Policy Option” has the meaning specified in Section 8.01(b).

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including, as applicable, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, the Sherman Act, the Clayton Act and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Approval Requirement” has the meaning specified in Section 8.11.

“Assumed Warrant” has the meaning specified in Section 3.07(a).

“Business Combination” has the meaning ascribed to such term in the Certificate of Incorporation.

“Business Combination Proposal” has the meaning specified in Section 8.09.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Canadian Approvals” has the meaning specified in Section 9.10(c).

“Canadian Exchangeable Common Shares” means Sonder Canada’s Series AA Common Exchangeable Preferred Shares.

“Canadian Exchangeable Preferred Shares” means, collectively, Sonder Canada’s (a) Series Seed-1 Exchangeable Preferred Shares, (b) Series Seed-2 Exchangeable Preferred Shares, (c) Series Seed-3 Exchangeable Preferred Shares, (d) Series A Exchangeable Preferred Shares, (e) Series B Exchangeable Preferred Shares, (f) Series C Exchangeable Preferred Shares, (g) Series D Exchangeable Preferred Shares and (h) Series E Exchangeable Preferred Shares.

“Canadian Exchangeable Shares” means, collectively, the Canadian Exchangeable Common Shares and the Canadian Exchangeable Preferred Shares.

“Canadian Split” means the split of the issued and outstanding Canadian Exchangeable Shares on the basis of the Exchange Rate to occur in the context of the First Merger and prior to the Second Merger.

“Canadian Support Agreements” has the meaning specified in the Recitals hereto.

“CARES Act” means The Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116–136 (03/27/2020), and applicable rules and regulations.

“Cash and Cash Equivalents” means the unrestricted cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts.

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Parent, filed with the Secretary of State of the State of Delaware on January 19, 2021.

“Change of Control” means any transaction or series of transactions the result of which is: (a) the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of direct or indirect beneficial ownership of securities representing 50% or more of the combined voting power of the then outstanding securities of Parent (or any successor, assign or acquiring entity thereof, the acquisition of which had not previously constituted a Change of Control); (b) a merger, consolidation, reorganization, business combination or other similar transaction, however effected, resulting in any Person or “group” (as defined in the Exchange Act) acquiring at least 50% of the combined voting power of the then outstanding securities of Parent or the surviving Person outstanding immediately after such combination or the stockholders of Parent as of immediately prior to the transaction(s) failing to hold 50% of the voting power of Parent (or, as applicable, the surviving Person) following such transaction; or (c) a sale or transfer of all or substantially all of the assets of Parent and its Subsidiaries, taken as a whole.

“Claim” means any demand, claim, complaint, action, legal, judicial or administrative proceeding (whether at law or in equity) or arbitration.

“Closing” has the meaning specified in Section 2.03.

“Closing Date” has the meaning specified in Section 2.03.

“Closing Form 8-K” has the meaning specified in Section 9.03(c).

“Closing Parent Cash” means an amount equal to: (a) the funds contained in the Trust Account as of the Effective Time; plus (b) all other Cash and Cash Equivalents of Parent (excluding, for the avoidance of doubt, any amount in the foregoing clause “(a)”); plus (c) the amount delivered to Parent prior to the Closing in connection with the consummation of the PIPE Investment; minus (d) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of Parent Class A Stock pursuant to the Offer (to the extent not already paid).

“Closing Press Release” has the meaning specified in Section 9.03(c).

“Code” has the meaning specified in the Recitals hereto.

“Common Share Price” means the share price equal to the VWAP of Parent Common Stock for a period of at least 10 days out of 20 consecutive trading days ending on the trading day immediately prior to the date of determination (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Parent Common Stock), extraordinary cash dividend (which adjustment shall be subject to the reasonable determination of the Parent Board), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Parent Common Stock).

“Communications Plan” has the meaning specified in Section 9.04(b).

“Company” has the meaning specified in the Preamble hereto.

“Company Affiliate Agreement” has the meaning specified in Section 5.23.

“Company Benefit Plan” has the meaning specified in Section 5.14(a).

“Company Board” has the meaning specified in the Recitals hereto.

“Company Certificate” has the meaning specified in Section 3.04(a).

“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on April 3, 2020, as amended by the Certificate of Amendment No. 1 to Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on May 4, 2020, as amended by the Certificate of Amendment No. 2 to Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on March 11, 2021, and as amended by the Certificate of Amendment No. 3 to Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on March 19, 2021.

“Company Change in Recommendation” has the meaning specified in Section 7.08.

“Company Closing Certificate” has the meaning specified in Section 2.04(b).

“Company Closing Indebtedness” has the meaning specified in Section 2.04(b).

“Company Common Stock” means the Company’s Common Stock, par value $0.000001 per share. For the avoidance of doubt, the “Company Common Stock” does not include the Company Special Voting Common Stock.

“Company Convertible Notes” means, collectively, the Convertible Promissory Notes set forth on Schedule 1.01(a).

“Company Cure Period” has the meaning specified in Section 11.01(a).

“Company Organizational Documents” means the Company Certificate of Incorporation and the Company’s Amended and Restated Bylaws, adopted by the Company on April 3, 2020, in each case as may be amended from time to time in accordance with the terms of this Agreement.

“Company Preferred Stock” means, collectively, the Company’s (a) Series Seed-1 Preferred Stock, (b) Series Seed-1A Preferred Stock, (c) Series Seed-2 Preferred Stock, (d) Series Seed-2A Preferred Stock, (e) Series Seed-3 Preferred Stock, (f) Series Seed-3A Preferred Stock, (g) Series A Preferred Stock, (h) Series A-1 Preferred Stock, (i) Series B Preferred Stock, (j) Series B-1 Preferred Stock, (k) Series C Preferred Stock, (l) Series C-1 Preferred Stock, (m) Series D Preferred Stock, (n) Series D-1 Preferred Stock and (o) Series E Preferred Stock, in each case, par value $0.000001 per share. For the avoidance of doubt, the “Company Preferred Stock” does not include the Company Special Voting Preferred Stock.

“Company Registered Intellectual Property” means all issued Patents, pending Patent applications, Trademark registrations, applications for Trademark registration, Copyright registrations, applications for Copyright registration and Internet domain names, in each case included in the Owned Intellectual Property.

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article V of this Agreement, as qualified by the Company Schedules. For the avoidance of doubt, the Company Representations are solely made by the Company.

“Company Requisite Approval” has the meaning specified in Section 5.03(a).

“Company Schedules” means the disclosure schedules of the Company and its Subsidiaries.

“Company Securityholder” means the holder, immediately prior to the Effective Time, of any share of Company Common Stock, Company Stock Option (vested or unvested), Company Warrant or Canadian Exchangeable Common Shares.

“Company Senior Preferred Stock” means, collectively, the Company’s (a) Series Seed-1A Preferred Stock, (b) Series Seed-2A Preferred Stock, (c) Series Seed-3A Preferred Stock, (d) Series A-1 Preferred Stock, (e) Series B-1 Preferred Stock, (f) Series C-1 Preferred Stock, (g) Series D-1 Preferred Stock and (h) Series E Preferred Stock, in each case, par value $0.000001 per share.

“Company Special Voting Common Stock” means the Company’s Special Voting Series AA Common Stock, par value $0.000001 per share.

“Company Special Voting Preferred Stock” means, collectively, the Company’s (a) Special Voting Series Seed-1 Stock, (b) Special Voting Series Seed-2 Stock, (c) Special Voting Series Seed-3 Stock, (d) Special Voting Series A Stock, (e) Special Voting Series B Stock, (f) Special Voting Series C Stock, (g) Special Voting Series D Stock and (h) Special Voting Series E Stock, in each case, par value $0.000001 per share.

“Company Special Voting Stock” means, collectively, the Company Special Voting Common Stock and the Company Special Voting Preferred Stock.

“Company Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Stock Adjusted Fully Diluted Shares” means the sum of, without duplication (a) the aggregate number of shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time (assuming the conversion of all Company Preferred Stock prior to Closing), plus (b) the aggregate number of shares of Company Common Stock reserved for issuance upon the exchange of all Canadian Exchangeable Common Shares issued and outstanding as of immediately prior to the Effective Time (assuming the conversion of all Canadian Exchangeable Preferred Shares prior to Closing), plus (c) the aggregate number of shares of Company Common Stock issuable upon exercise or settlement of all Company Stock Options (vested or unvested) outstanding as of immediately prior to the Effective Time (assuming for the purposes of this definition that all such Company Stock Options are fully vested and exercised on a net exercise basis based on the Per Share Company Common Stock Consideration), plus (d) the aggregate number of shares of Company Common Stock issuable upon exercise or settlement of all Company Warrants outstanding as of immediately prior to the Effective Time (assuming for the purposes of this definition that all such Company Warrants are exercised on a net exercise basis based on the Per Share Company Common Stock Consideration), plus (e) the aggregate number of shares of Company Common Stock issuable upon conversion of all Company Convertible Notes to the extent issued and outstanding as of immediately prior to the Effective Time.

“Company Stock Fully Diluted Shares” means the sum of, without duplication (a) the aggregate number of shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time (assuming the conversion of all Company Preferred Stock prior to Closing), plus (b) the aggregate number of shares of Company Common Stock reserved for issuance upon the exchange of all Canadian Exchangeable Common Shares issued and outstanding as of immediately prior to the Effective Time (assuming the conversion of all Canadian Exchangeable Preferred Shares prior to Closing), plus (c) the total number of Option Shares, plus (d) the aggregate number of shares of Company Common Stock issuable upon exercise or settlement of all Company Warrants outstanding as of immediately prior to the Effective Time (for the purposes of this definition on a gross basis), plus (e) the aggregate number of shares of Company Common Stock issuable upon conversion of all Company Convertible Notes to the extent issued and outstanding as of immediately prior to the Effective Time.

“Company Stock Option” means any option to purchase Company Common Stock granted pursuant to a Company Stock Plan.

“Company Stock Plans” means (a) the Company’s 2019 Equity Incentive Plan, as amended from time to time, and (b) the Company’s Stock Option Plan dated February 25, 2015, as amended and restated on February 24, 2016, March 14, 2017, March 9, 2018, September 26, 2018, May 5, 2019, November 15, 2019 and December 20, 2019.

“Company Stockholder” means the holder of a share of Company Common Stock or Company Preferred Stock.

“Company Support Agreements” has the meaning specified in the Recitals hereto.

“Company Warrants” means any warrant to purchase shares of Company Stock.

“Computershare” means Computershare Trust Company, N.A., a Delaware corporation.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of February 11, 2021, between Parent and the Company.

“Consent Solicitation Statement” means the materials used by the Company as part of its solicitation of the Company Requisite Approval, including the consent solicitation statement included as part of the Registration Statement.

“Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or that without user intent will cause, any of the following functions: (a) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any Software, hardware or device (including any computer, tablet computer, handheld device, disk or storage device); (b) damaging or destroying any data or file without the user’s consent; or (c) sending information to the Company or any of its Subsidiaries, or any other Person, without the user’s consent.

“Contracts” means any contract, agreement, indenture, note, bond, loan or credit agreement, instrument, lease, commitment, mortgage, deed of trust, license, power of attorney, guaranty or other arrangement, understanding or obligation, whether written or oral, express or implied, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, curfew, social distancing, shut down, closure, sequester or any other Law, Governmental Order, Action, directive, guideline or recommendation by any Governmental Authority in connection with or in response to COVID-19, including the CARES Act.

“D&O Indemnified Party” has the meaning specified in Section 8.01(a).

“D&O Tail” has the meaning specified in Section 8.01(b).

“DGCL” has the meaning specified in the Recitals hereto.

“Discounted Earn Out Option Amount” means the value, as measured at Closing, of the Earn Out Shares that would have been payable in respect of each Option Share, had each such Option Share been entitled to receive its applicable Earn Out Pro Rata Share of the Earn Out Shares, taking into account, among other factors, the likelihood such amounts will be paid and the time value thereof. The Discounted Earn Out Option Amount shall be determined prior to the Closing by the Company’s Board of Directors in its sole discretion with reference to (i) an independent appraisal performed by a nationally recognized professional valuation firm or investment banker mutually agreed upon by Parent and the Company that is outside of the controlled group of corporations that includes the Company, the Parent and any applicable Subsidiaries of the Company or the Parent or (ii) such other value or methodology as Parent and the Company may mutually agree, provided that the Discounted Earn Out Option Amount shall be determined in a manner intended to comply with Section 409A and Section 424 of the Code.

“Dissenting Shares” has the meaning specified in Section 3.11.

“DLLCA” has the meaning specified in the Recitals hereto.

“Earn Out Period” means the period beginning on the Lockup Expiration Date and ending on the date that is five years after the Lockup Expiration Date.

“Earn Out Pro Rata Share” means, for each Company Securityholder, a percentage determined by dividing (a) the sum of, without duplication (i) the total number of shares of Company Common Stock (including the aggregate Option Shares) held by such Company Securityholder as of immediately prior to the Effective Time, plus (ii) the total number of shares of Company Common Stock issuable upon exercise or settlement of all Company Warrants held by such Company Securityholder as of immediately prior to the Effective Time (to the extent such Company Warrants are not exercised at the Effective Time and for the purposes of this definition on a gross basis), plus (iii) the total number of shares of Company Common Stock reserved for issuance upon the exchange of all Canadian Exchangeable Common Shares held by such Company Securityholder as of immediately prior to the Effective Time, plus (iv) the total number of shares of Company Common Stock issuable upon conversion of all Company Convertible Notes held by such Company Securityholder as of immediately prior to the Effective Time (to the extent such Company Convertible Notes are not converted at the Effective Time) by (b) the sum of, without duplication (i) the total number of shares of Company Common Stock (including the aggregate Option Shares) held by all Company Securityholders as of immediately prior to the Effective Time plus (ii) the total number of shares of Company Common Stock issuable upon exercise or settlement of all Company Warrants held by all Company Securityholders as of immediately prior to the Effective Time (to the extent such Company Warrants are not exercised at the Effective Time and for the purposes of this definition on a gross basis), plus (iii) the total number of shares of Company Common Stock reserved for issuance upon the exchange of all Canadian Exchangeable Common Shares held by all Company Securityholders as of immediately prior to the Effective Time, plus (iv) the total number of shares of Company Common Stock issuable upon conversion of all Company Convertible Notes as of immediately prior to the Effective Time (to the extent such Company Convertible Notes are not converted at the Effective Time).

“Earn Out Shares” has the meaning specified in Section 4.01(a).

“Effective Time” has the meaning specified in Section 2.01(a).

“Election Proposal” has the meaning specified in Section 9.02(c).

“Environmental Laws” means any and all applicable Laws relating to pollution or protection of the environment (including natural resources), worker or public health and safety as it relates to exposure to Hazardous Materials, or the use, generation, storage, emission, transportation, disposal or release of or exposure to Hazardous Materials.

“ERISA” has the meaning specified in Section 5.14(a).

“ERISA Affiliate” has the meaning specified in Section 5.14(e).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning specified in Section 3.04(a).

“Exchange Rate” means a ratio equal to the number of shares of Parent Common Stock issuable with respect to each share of Company Common Stock in accordance with the Per Share Company Common Stock Consideration.

“Existing Credit Agreement Consents” shall mean effective consents, waivers or amendments under and in accordance with the terms of the Existing Credit Agreements, as applicable, which consents, waivers or amendments shall be in form and substance reasonably satisfactory to each of Parent and the Company and shall expressly permit the Transactions.

“Existing Credit Agreements” shall mean, collectively, the (a) Credit Agreement, dated as of February 21, 2020, by and among Sonder USA Inc., as a borrower, the Company, as a borrower, the Guarantors (as defined therein) party thereto and HSBC Bank U.S.A., N.A. (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time), (b) Plain English Growth Capital Loan and Security Agreement, dated as of December 28, 2018, by and between Sonder USA Inc., as a borrower, Sonder Canada, as a borrower, any other person that becomes a borrower thereunder, TriplePoint Venture Growth BDC Corp., as a lender and as collateral agent, and TriplePoint Capital LLC, as a lender (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time), and (c) Offre de prêt et contribution financière à reimbursement conditionnel, by Investissement Québec to Sonder Hospitality Canada Inc. dated as of December 15, 2020 (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time).

“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.

“Financial Statements” has the meaning specified in Section 5.07.

“First Certificate of Merger” has the meaning specified in Section 2.01(a).

“First Merger” has the meaning specified in Section 2.01(a).

“Foreign Benefit Plan” has the meaning specified in Section 5.14(a).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, arbitrator, court or tribunal.

“Governmental Order” means any ruling, order, judgment, injunction, edict, decree, writ, stipulation, assessment, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws, and including petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, Legionella bacteria, radon, urea formaldehyde, per- and polyfluoroalkyl substances, and lead-containing paints or coatings, mold, fungicides or pesticides.

“HMRC” has the meaning specified in Section 5.14(c).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Import Laws” means all applicable customs and import Laws and regulations in jurisdictions in which the Company and any its Subsidiaries do business or are otherwise subject to jurisdiction, including Title 19 of the U.S. Code of Federal Regulations and the associated statutes.

“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of: (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money; (b) amounts owing as deferred purchase price for property or services, including “earnout” payments; (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security; (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn); (e) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed; (f) obligations under leases required to be capitalized under GAAP; (g) obligations under any Financial Derivative/Hedging Arrangement; (h) deferred compensation; (i) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses “(a)” through “(h)” above; and (j) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations (including unreimbursed expenses or indemnification obligations for which a claim has been made); provided, however, that Indebtedness shall not include (i) accounts payable to trade creditors that are not past due and accrued expenses arising in the ordinary course of business consistent with past practice, (ii) Outstanding Company Expenses or Outstanding Parent Expenses, as applicable, and (iii) deferred revenue accrued on or prior to the Effective Time.

“Insider Letters” has the meaning specified in Section 8.11.

“Insiders” has the meaning specified in Section 8.11.

“Intellectual Property” means all worldwide rights, title and interest in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all patents and patent applications, including provisional patent applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor) (collectively, “Patents”); (b) all trademarks, service marks, brand names, trade dress rights, logos, corporate names, and trade names, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Trademarks”); (c) all copyrights, works of authorship, literary works, pictorial and graphic works, in each case whether or not registered or published, all applications, registrations, reversions, extensions and renewals of any of the foregoing, and all moral rights, however denominated (collectively, “Copyrights”); (d) all Internet domain names and social media accounts; (e) all trade secrets, know-how, technology, Software, discoveries, improvements, formulae, confidential and proprietary information, technical information, techniques, inventions, designs, drawings, procedures, processes, models, in each case, whether or not patentable or copyrightable (collectively “Trade Secrets”); and (f) all other intellectual property and intellectual property rights.

“Intended Tax Treatment” has the meaning specified in Section 2.07.

“Interim Period” has the meaning specified in Section 7.01.

“Invention Assignment Agreement” has the meaning specified in Section 5.11(d).

“Inversion Agreements” means, collectively, the (a) Exchange Rights Agreement, effective as of December 20, 2019, as amended by the Amendment No. 1 dated May 4, 2020, by and among the Company, Sonder Canada, Sonder Exchange ULC and the shareholders party thereto (the “Exchange Rights Agreement”), and (b) Amended and Restated Support Agreement, dated as of May 4, 2020, by and among the Company, Sonder Canada and Sonder Exchange ULC.

“Issuance Proposal” has the meaning specified in Section 9.02(c).

“IT Systems” means all information technology, computers, computer systems, communications systems software, firmware, hardware, networks, servers, interfaces, platforms, related systems, databases, websites and equipment owned, licensed, leased or otherwise used by or on behalf of the Company or any of its Subsidiaries.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Law” means any statute, law, constitution, treaty, principle of common law, resolution, code, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” has the meaning specified in Section 5.19(b).

“Letter of Transmittal” has the meaning specified in Section 3.04(a).

“Licensed Intellectual Property” means all Intellectual Property (other than Owned Intellectual Property) that is used, practiced or held for use or practice by the Company or any of its Subsidiaries.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest, title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except for any restrictions arising under any applicable Securities Laws.

“Lockup Expiration Date” means the date that is 180 days after the Closing Date.

“Management Equity Incentive Plan” has the meaning specified in Section 9.06.

“Management Equity Incentive Plan Proposal” has the meaning specified in Section 9.02(c).

“Material Adverse Effect” means any event, change, circumstance or development that has a material adverse effect on the assets, business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” (except in the case of clauses “(i),” “(ii),” “(iv)” and “(vi),” in each case, to the extent that such change has a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other industry participants): (i) any change or development in applicable Laws or GAAP or any official interpretation thereof, in each case, following the date of this Agreement; (ii) any change or development (including any downturn) in interest rates or general economic, political (including relating to any federal, state or local election), business, financial, commodity, currency or market conditions generally, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iii) the announcement or the execution of this Agreement or the pendency or consummation of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities); (iv) any change generally affecting any of the industries or markets in which the Company or its Subsidiaries operate or the economy as a whole; (v) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural or man-made disaster, pandemic, epidemic or disease outbreak (including COVID-19), act of God or other force majeure event; (vi) any regional, state, local, national or international political or social conditions (or changes thereof) in countries in which, or in the proximate geographic region of which, the Company operates, including civil or social unrest, terrorism, acts of war, or sabotage or the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel; (vii) any failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue earnings, cash flow or cash position (it being understood that the facts giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect); (viii) compliance by the Company with the covenants set forth in Sections 7.01(a) through 7.01(r) or the taking of any action with the prior written consent of Parent; or (ix) any matter set forth on Schedule 5.21.

“Material Permits” has the meaning specified in Section 5.25.

“Merger Sub I” has the meaning specified in the Preamble hereto.

“Merger Sub II” has the meaning specified in the Preamble hereto.

“Mergers” means, collectively, the First Merger and the Second Merger.

“Most Recent Financial Statements” has the meaning specified in Section 5.07.

“Nasdaq” has the meaning specified in Section 6.15.

“Non-Redemption Requirement” has the meaning specified in Section 8.11.

“Offer” has the meaning specified in the Recitals hereto.

“Open Source Software” means any Software that is subject to or licensed, provided or distributed under any license meeting the Open Source Definition (as promulgated by the Open Source Initiative as of the date of this Agreement) or the Free Software Definition (as promulgated by the Free Software Foundation as of the date of this Agreement) or any similar license for “free,” “publicly available” or “open source” Software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, Mozilla Public License (MPL), the MIT License.

“Option Earn Out Cap” means the quotient of (i) all Earn Out Shares (i.e., 14,500,000 shares of Parent Common Stock) divided by (ii) Company Stock Fully Diluted Shares.

“Option Exchange Ratio” means the sum of (i) the Per Share Company Common Stock Consideration plus (ii) the quotient of (A) the Discounted Earn Out Option Amount divided by (B) $10.00; provided, however, that the Option Exchange Ratio shall not exceed the sum of (i) the Per Share Company Common Stock Consideration plus (ii) Option Earn Out Cap.

“Option Shares” means the number of shares of Company Common Stock issuable upon exercise of all Company Stock Options (for the purposes of this definition on a gross basis) outstanding as of immediately prior to the Effective Time.

“Outstanding Company Expenses” means all fees, costs and expenses of the Company and its Subsidiaries, in each case, incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other agreements contemplated hereby and the consummation of the Transactions, including: (a) all bonuses, change in control payments, retention and similar payments payable in connection with the consummation of the Transactions pursuant to arrangements (whether written or oral) entered into prior to the Closing, whether payable before (to the extent unpaid) or as of the Closing Date; (b) all severance payments, retirement payments and similar payments and success fees payable pursuant to arrangements (whether written or oral) entered into prior to the Closing in connection with the consummation of the Transactions, whether payable before (to the extent unpaid) or as of the Closing Date (excluding, for the avoidance of doubt, any payments to the extent such payments become payable due to a termination of service (such as double-trigger arrangements) following the Closing); (c) all transaction, deal, brokerage, financial advisory and any similar fees payable in connection with or anticipation of the consummation of the Transactions; and (d) all costs, fees and expenses related to the D&O Tail.

“Outstanding Parent Expenses” means: (a) all fees, costs and expenses of Parent incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other agreements contemplated hereby and the consummation of the Transactions, whether payable before (to the extent unpaid) or as of the Closing Date; (b) any Indebtedness of Parent or its Subsidiaries owed to the Sponsor; (c) any filing fees required under any Antitrust Law; and (d) any filing fees required by Governmental Authorities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, other than the filing fees contemplated by clause “(c)”.

“Owned Company Software” means all Software owned or purported to be owned by the Company or any of its Subsidiaries.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Parent” has the meaning specified in the Preamble hereto.

“Parent A&R Bylaws” has the meaning specified in the Recitals hereto.

“Parent A&R Charter” has the meaning specified in the Recitals hereto.

“Parent Affiliate Agreement” has the meaning specified in Section 6.18.

“Parent and Merger Sub Representations” means the representations and warranties of each of Parent, Merger Sub I and Merger Sub II expressly and specifically set forth in Article VI of this Agreement, as qualified by the Parent Schedules. For the avoidance of doubt, the Parent and Merger Sub Representations are solely made by Parent, Merger Sub I and Merger Sub II.

“Parent Benefit Plans” has the meaning specified in Section 6.06.

“Parent Board” means the board of directors of Parent.

“Parent Board Recommendation” has the meaning specified in Section 9.02(d).

“Parent Change in Recommendation” has the meaning specified in Section 9.02(e).

“Parent Class A Stock” means Parent’s Class A Common Stock, par value $0.0001 per share.

“Parent Class F Stock” means Parent’s Class F Common Stock, par value $0.0001 per share.

“Parent Closing Certificate” has the meaning specified in Section 2.04(a).

“Parent Common Stock” means, collectively, (a) prior to the effectiveness of the Parent A&R Charter, the Parent Common Stock, par value $0.0001 per share, which shall consist of the Parent Class A Stock and Parent Class F Stock and (b) from and after the effectiveness of the Parent A&R Charter, the Parent Common Stock, following the reclassification of the Parent Class A Stock and Parent Class F Stock in accordance with the Parent A&R Charter.

“Parent Cure Period” has the meaning specified in Section 11.01(c).

“Parent ESPP” has the meaning specified in Section 9.06.

“Parent ESPP Proposal” has the meaning specified in Section 9.02(c).

“Parent Incentive Plan” has the meaning specified in Section 9.06.

“Parent Incentive Plan Proposal” has the meaning specified in Section 9.02(c).

“Parent Intervening Event” means an event, fact, development, circumstance or occurrence (but specifically excluding (a) any Business Combination Proposal, (b) any changes in capital markets or declines or improvements in financial markets or (c) the timing of any approval or clearance of any Governmental Authority required for the consummation of the Mergers) that materially and negatively affects the business, assets, operations or prospects of the Company and its Subsidiaries, taken as a whole, and that was not known by and was not reasonably foreseeable to the Parent Board as of the date of this Agreement (or the consequences of which were not reasonably foreseeable to the Parent Board as of the date hereof), and that becomes known to the Parent Board after the date of this Agreement.

“Parent Intervening Event Notice” has the meaning specified in Section 9.02(e).

“Parent Intervening Event Notice Period” has the meaning specified in Section 9.02(e).

“Parent Organizational Documents” means the Certificate of Incorporation and Parent’s Bylaws, in each case as may be amended from time to time in accordance with the terms of this Agreement.

“Parent Preferred Stock” means Parent’s Preferred Stock, par value $0.0001 per share.

“Parent Schedules” means the disclosure schedules of Parent, Merger Sub I and Merger Sub II.

“Parent SEC Reports” has the meaning specified in Section 6.11(a).

“Parent Special Voting Common Stock” means Parent’s Special Voting Common Stock, par value $0.000001 per share.

“Parent Stockholder” means a holder of Parent Class A Stock or Parent Class F Stock.

“Parent Stockholder Approval” has the meaning specified in Section 6.02(b).

“Parent Units” means equity securities of Parent each consisting of one share of Parent Class A Stock and one-fifth of one Parent Warrant.

“Parent Warrant” means a warrant entitling the holder to purchase one share of Parent Class A Stock.

“PCAOB” means the Public Company Accounting Oversight Board (United States).

“Per Share Company Common Stock Consideration” means, with respect to each share of Company Common Stock, a number of shares of Parent Common Stock equal to the result of (a) Aggregate Company Stock Consideration divided by (b) the number of Company Stock Adjusted Fully Diluted Shares.

“Per Share Company Special Voting Stock Consideration” means, with respect to each share of Company Special Voting Common Stock, a number of shares of Parent Special Voting Common Stock multiplied by the Exchange Rate.

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Liens” means: (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens: (i) that arise in the ordinary course of business; (ii) that relate to amounts not yet delinquent; or (iii) that are being contested in good faith through appropriate Actions, and either are not material or where appropriate reserves for the amount being contested have been established in accordance with GAAP; (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (c) Liens for Taxes (i) not yet delinquent or (ii) which are being contested in good faith through appropriate Actions and either are not material or where appropriate reserves have been established in accordance with GAAP; (d) Liens, encumbrances and restrictions on the fee interest underlying the Leased Real Property (including easements, covenants, rights of way and similar restrictions of record); (e) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business; (f) Liens that secure obligations that are reflected as liabilities on the balance sheet included in the Most Recent Financial Statements (which such Liens are referenced or Liens the existence of which is referred to in the notes to the balance sheet included in the Most Recent Financial Statements) or liability incurred under the Existing Credit Agreements; and (g) Liens described on Schedule 1.01(b).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means (a) for purposes of any of the Company’s or its Subsidiaries’ applicable privacy policies, or contracts, “personal data”, “personally identifiable information”, “personal information”, or any similar term provided for by the Company or any of its Subsidiaries in any such privacy policies, notices or contracts, or applicable privacy Laws and (b) for purposes of any Privacy Law, all information that constitutes “personal data”, “personally identifiable information”, or “personal information” under such Privacy Law. Personal Information may relate to any individual, including a current, prospective, or former customer, end user or employee of any Person, and includes information in any form or media, whether paper, electronic, or otherwise.

“PIPE Investment” has the meaning specified in Section 6.20.

“Privacy Laws” means (a) any and all applicable Laws (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any Personal Information, including, as applicable, the Federal Trade Commission Act, California Consumer Privacy Act (CCPA), EU General Data Protection Regulation (GDPR), Fair Credit Reporting Act (FCRA), any and all applicable Laws relating to breach notification or marketing in connection with any Personal Information, and any and all applicable Laws relating to the use of biometric identifiers, and (b) the Payment Card Industry Data Security Standard (PCI-DSS), as applicable.

“Proposals” has the meaning specified in Section 9.02(c).

“Proxy Statement” means the proxy statement filed by Parent as part of the Registration Statement with respect to the Special Meeting for the purpose of soliciting proxies from Parent Stockholders to approve the Proposals (which shall also provide the Parent Stockholders with the opportunity to redeem their shares of Parent Class A Stock in conjunction with a stockholder vote on the Business Combination).

“Real Estate Lease Documents” has the meaning specified in Section 5.19(b).

“Redeeming Stockholder” means a Parent Stockholder who demands that Parent redeem its Parent Class A Stock for cash in connection with the transactions contemplated hereby and in accordance with the Parent Organizational Documents.

“Registration Statement” has the meaning specified in Section 9.02(a).

“Representative” means, as to any Person, any of the officers, directors, managers, employees, agents, representatives, counsel, accountants, financial advisors, lenders, debt financing sources and consultants of such Person.

“Required Parent Stockholder Approval” has the meaning specified in Section 6.02(b).

“Rollover Option” has the meaning specified in Section 3.06(a).

“Sanctioned Person” means at any time any Person: (a) listed on any sanctions-related list of designated or blocked persons; (b) a Governmental Authority of, located in, resident in, or organized under the Laws of a country or territory that is the target of comprehensive Sanctions Laws from time to time (as of the date of this Agreement, Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region); or (c) majority-owned or controlled by any of the foregoing.

“Sanctions Laws” has the meaning specified in Section 5.10(c).

“SEC” means the United States Securities and Exchange Commission.

“Second Certificate of Merger” has the meaning specified in Section 2.01(b).

“Second Effective Time” has the meaning specified in Section 2.01(b).

“Second Merger” has the meaning specified in Section 2.01(b).

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Share Provisions” means the Articles of Amalgamation of Sonder Canada, as amended on May 4, 2020.

“Significant OTAs” has the meaning specified in Section 5.22(a).

“Significant Suppliers” has the meaning specified in Section 5.22(a).

“Social Unrest Measures” means any Law, Governmental Order, Action, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to any social or civil unrest.

“Software” means any and all: (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) documentation relating to any of the foregoing, including user manuals and other training documentation.

“Sonder Canada” means Sonder Canada Inc., a corporation existing under the laws of the province of Québec.

“Sonder Canada Share Capital Reorganization” means the share capital reorganization undertaken by Sonder Canada prior to Closing which creates a new series of Canadian Exchangeable Shares in accordance with the A&R Share Terms into which the existing Canadian Exchangeable Shares will be exchanged in a tax deferred manner contemplated by the Income Tax Act (Canada).

“Special Meeting” means a meeting of the holders of Parent Class A Stock and Parent Class F Stock to be held for the purpose of approving the Proposals.

“Sponsor” means Gores Metropoulos Sponsor II, LLC, a Delaware limited liability company.

“Stockholder Written Consent” has the meaning specified in Section 7.08.

“Subscribers” has the meaning specified in the Recitals hereto.

“Subscription Agreement” has the meaning specified in the Recitals hereto.

“Subsidiary” means with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; or (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.

“Support Agreements” has the meaning specified in the Recitals hereto.

“Surviving Corporation” has the meaning specified in Section 2.01.

“Surviving Provisions” has the meaning specified in Section 11.02.

“Tax” means (a) any federal, state, provincial, territorial, local, foreign and other tax, assessment, fee, duty, levy, impost or other charge of any kind whatsoever of any Governmental Authority, in each case to the extent the foregoing are in the nature of a tax, including any income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, unemployment, compensation, utility, social security (or similar), withholding, payroll, ad valorem, transfer, windfall profits, franchise, license, branch, excise, severance, production, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, capital gains, goods and services, estimated, customs duties, escheat, sales, use, or other tax, governmental fee or other like assessment in the nature of a tax and (b) any interest, penalty, fine, levy, impost, duty, charge, addition to tax or additional amount imposed with respect thereto by a Governmental Authority, whether as a primary obligor or as a result of being a transferee or successor of another Person or a member of an affiliated, consolidated, unitary, combined or other group or pursuant to Law, a Contract, or otherwise by operation of Law.

“Tax Return” means any return, report, statement, refund, claim, election, disclosure, declaration, information report or return, statement, estimate or other document filed or required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Terminating Company Breach” has the meaning specified in Section 11.01(b).

“Terminating Parent Breach” has the meaning specified in Section 11.01(c).

“Termination Date” has the meaning specified in Section 11.01(a).

“Trading Market” means, with respect to a security, Nasdaq or such other securities exchange on which such security is traded.

“Transaction Agreements” means this Agreement, the A&R Registration Rights Agreement, the Confidentiality Agreement, the Parent A&R Charter, the Parent A&R Bylaws, the Subscription Agreements, the Lockup Agreements, the Support Agreements, the Waiver Agreements and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Litigation” has the meaning specified in Section 9.09.

“Transaction Proposal” has the meaning specified in Section 9.02(c).

“Transactions” means the transactions contemplated by this Agreement to occur at or immediately prior to the Closing, including the Mergers.

“Treasury Regulations” means the regulations promulgated under the Code.

“Triggering Event I” means the date on which the Common Share Price is equal to or greater than $13.00 after the Closing Date, but within the Earn Out Period.

“Triggering Event II” means the date on which the Common Share Price is equal to or greater than $15.50 after the Closing Date, but within the Earn Out Period.

“Triggering Event III” means the date on which the Common Share Price is equal to or greater than $18.00 after the Closing Date, but within the Earn Out Period.

“Triggering Event IV” means the date on which the Common Share Price is equal to or greater than $20.50 after the Closing Date, but within the Earn Out Period.

“Triggering Event V” means the date on which the Common Share Price is equal to or greater than $23.00 after the Closing Date, but within the Earn Out Period.

“Triggering Event VI” means the date on which the Common Share Price is equal to or greater than $25.50 after the Closing Date, but within the Earn Out Period.

“Triggering Events” means, collectively, Triggering Event I, Triggering Event II, Triggering Event III, Triggering Event IV, Triggering Event V and Triggering Event VI.

“Trust Account” has the meaning specified in Section 6.08.

“Trust Agreement” has the meaning specified in Section 6.08.

“Trustee” has the meaning specified in Section 6.08.

“UK Foreign Benefit Plans” has the meaning specified in Section 5.14(d).

“USML” has the meaning specified in Section 5.10(c).

“VWAP” means, with respect to any security, for each trading day, the daily volume weighted average price (based on such trading day) of such security on the Trading Market as reported by Bloomberg Financial L.P. using the AQR function.

“Waiver Agreement” has the meaning specified in the Recitals hereto.

“WARN” means the federal Worker Adjustment and Retraining Notification Act and any similar state, provincial or local “mass layoff” or “plant closing” Law.

“Warrant Agreement” means that certain Warrant Agreement, dated as of January 22, 2021, between Parent and Computershare, as warrant agent.

“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

1.02 Construction.

(a) Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article,” “Section,” “Schedule,” “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified; (v) the word “including” means “including without limitation”; and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g) The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than two Business Days prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.

1.03 Knowledge. As used herein, the phrase “to the knowledge” means the actual knowledge of (a) in the case of the Company, the individuals set forth on Schedule 1.03(a), and (b) in the case of Parent, the individuals set forth on Schedule 1.03(b).

ARTICLE II

THE MERGERS; CLOSING

2.01 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub I shall be merged with and into the Company (the “First Merger”), with the Company being the surviving corporation (which, in its capacity as the surviving corporation of the First Merger, is sometimes hereinafter referred to as the “Surviving Corporation”) following the First Merger, and the separate corporate existence of Merger Sub I shall cease. The First Merger shall be consummated in accordance with this Agreement and the DGCL and evidenced by a certificate of merger between Merger Sub I and the Company (the “First Certificate of Merger”), such First Merger to be consummated immediately upon filing of the First Certificate of Merger or at such later time as may be agreed by Parent and the Company in writing and specified in the First Certificate of Merger (the “Effective Time”).

(b) Upon the terms and subject to the conditions set forth in this Agreement, at the Second Effective Time, the Surviving Corporation shall be merged with and into Merger Sub II (the “Second Merger”), with Merger Sub II being the surviving company (which, in its capacity as the surviving company of the Second Merger, is sometimes hereinafter referred to as the “Surviving Entity”) following the Second Merger, and the separate corporate existence of the Surviving Corporation shall cease. The Second Merger shall be consummated in accordance with this Agreement, the DGCL and the DLLCA and evidenced by a certificate of merger between Merger Sub II and the Surviving Corporation (the “Second Certificate of Merger”), such Second Merger to be consummated immediately upon filing of the Second Certificate of Merger or at such later time as may be agreed by Parent and the Company in writing and specified in the Second Certificate of Merger (the “Second Effective Time”).

2.02 Effects of the Mergers.

(a) The First Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the First Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub I shall vest in the Surviving Corporation and all of the debts, liabilities and duties of the Company and Merger Sub I shall become the debts, liabilities and duties of the Surviving Corporation.

(b) The Second Merger shall have the effects set forth in this Agreement, the DGCL and the DLLCA. Without limiting the generality of the foregoing and subject thereto, by virtue of the Second Merger and without further act or deed, at the Second Effective Time, all of the property, rights, privileges, powers and franchises of the Surviving Corporation and Merger Sub II shall vest in the Surviving Entity and all of the debts, liabilities and duties of the Surviving Corporation and Merger Sub II shall become the debts, liabilities and duties of the Surviving Entity.

2.03 Closing. Pursuant to the terms and subject to the conditions set forth in this Agreement, the closing of the First Merger (the “Closing”) shall take place electronically through the exchange of documents via e-mail or facsimile on the date which is three Business Days after the date on which all conditions set forth in Article X shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article X of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, (a) the Company and Merger Sub I shall cause the First Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 251 and 103 of the DGCL, (b) as soon as practicable following the Effective Time, the Company shall effect the Canadian Split; and (c) as soon as practicable following the Effective Time, but in all events within two Business Days after the Closing Date, the Surviving Corporation and Merger Sub II shall cause the Second Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 264 of the DGCL and Section 18-209 of the DLLCA. Upon the Closing, Parent shall be renamed “Sonder Holdings Inc.” and the shares of Parent Common Stock shall trade publicly on the Nasdaq under a new ticker symbol selected by the Company.

2.04 Closing Certificates. No later than two Business Days prior to the Closing Date:

(a) Parent shall provide to the Company written notice (the “Parent Closing Certificate”) setting forth: (i) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of Parent Class A Stock pursuant to the Offer; (ii) the number of shares of Parent Class A Stock to be outstanding as of the Closing after giving effect to the redemptions pursuant to the Offer; (iii) the amount of Closing Parent Cash, including the amount of Closing Parent Cash net of the Outstanding Parent Expenses; (iv) a list of the Outstanding Parent Expenses; and (v) the outstanding Indebtedness of Parent as of the Closing.

(b) The Company shall provide to Parent written notice (the “Company Closing Certificate”) setting forth: (i) the capitalization of the Company; (ii) the number of Company Stock Adjusted Fully Diluted Shares; (iii) the Per Share Company Common Stock Consideration for each Company Stockholder and attributable to each holder of Canadian Exchangeable Common Shares; (iv) the Per Share Company Special Voting Common Stock Consideration for each holder of Company Special Voting Common Stock; (v) the Earn Out Pro Rata Share for each Company Securityholder; (vi) a list of the Outstanding Company Expenses; (vii) the outstanding Indebtedness of the Company as of the Closing (the “Company Closing Indebtedness”); and (viii) the amount of all Cash and Cash Equivalents of the Company as of the date of the Company Closing Certificate.

2.05 Certificate of Formation and Operating Agreement of the Surviving Entity. Subject to Section 8.01, at the Second Effective Time, the certificate of formation and operating agreement of the Surviving Entity shall be amended and restated in a form mutually agreed by Parent and the Company prior to the Closing Date.

2.06 Directors and Officers of the Surviving Corporation and the Surviving Entity.

(a) The Company shall take all necessary action prior to the Effective Time such that the Board of Directors of the Surviving Corporation, effective as of immediately following the Effective Time, shall consist of the individuals to be designated by the Company pursuant to written notice to Parent prior to the effectiveness of the Registration Statement, and, as of immediately following the Effective Time, such individuals shall be the only directors of the Surviving Corporation (including by causing the Company Board to adopt resolutions prior to the Effective Time that expand or decrease the size of the Company Board, as necessary, and appoint such persons to the vacancies resulting from the incumbent directors’ respective resignations or, if applicable, the newly created directorships upon any expansion of the size of the Company Board). Each person appointed as a director of the Surviving Corporation pursuant to the preceding sentence shall remain in office as a director of the Surviving Corporation until his or her successor is elected and qualified or until his or her earlier resignation or removal.

(b) Persons constituting the officers of the Company prior to the Effective Time shall continue to be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly appointed.

(c) Immediately following the Second Effective Time the (i) directors of the Surviving Corporation shall be designated as the managers of the Surviving Entity and (ii) officers of the Surviving Corporation shall be designated as the officers of the Surviving Entity, in each case, as set forth in the operating agreement of the Surviving Entity.

2.07 Tax Free Reorganization Matters. The parties hereto intend that, for U.S. federal income Tax purposes, (a) the Mergers will be treated as an integrated transaction and together will qualify as a single “reorganization” within the meaning of Section 368(a) of the Code to which each of Parent and the Company are to be parties under Section 368(b) of the Code; and (b) any Earn Out Shares that are issued (including as a result of an Acceleration Event) will be treated as an adjustment to the Aggregate Company Stock Consideration for Tax purposes that is eligible for non-recognition treatment under the Code and Treasury Regulations in connection with the reorganization described in clause “(a)” (and will not be treated as “other property” within the meaning of Section 356 of the Code) (clauses “(a)” and “(b)” together, the “Intended Tax Treatment”). This Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). None of the parties hereto shall (and each party hereto shall cause its Affiliates not to) take any action (or fail to take any reasonable action) which action (or failure to act), whether before or after consummation of the Mergers, would reasonably be expected to prevent or impede the Mergers and the applicable issuance(s) of Earn Out Shares from qualifying for the Intended Tax Treatment, and each party hereto shall report the Mergers and the issuances of any Earn Out Shares, for U.S. federal income Tax purposes, in a manner that is consistent with the Intended Tax Treatment, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code (after the relevant party makes good faith efforts to defend the Intended Tax Treatment). The parties hereto shall cooperate with each other and the Company’s counsel to document and support the Intended Tax Treatment, including by providing customary Tax representation letters to support any Tax opinions requested by the SEC or the Company.

ARTICLE III

EFFECTS OF THE MERGERS

3.01 Treatment of Capital Stock in the First Merger. Subject to the provisions of this Agreement:

(a) at the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than the Dissenting Shares), shall thereupon be converted into the right to receive, and the holder of such share of Company Common Stock shall be entitled to receive, the Per Share Company Common Stock Consideration pursuant to this Section 3.01(a) and a number of Earn Out Shares in accordance with Article IV, and following the conversion of such share of Company Common Stock into the right to receive the Per Share Company Common Stock Consideration pursuant to this Section 3.01(a) and a number of Earn Out Shares in accordance with Article IV, such share of Company Common Stock so converted shall no longer be outstanding and shall cease to exist, and the holder of such share of Company Common Stock shall thereafter cease to have any rights with respect to such share, and shall, subject to the terms of the Agreement, receive the Per Share Company Common Stock Consideration pursuant to this Section 3.01(a) and a number of Earn Out Shares in accordance with Article IV;

(b) at the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each share of Company Special Voting Common Stock that is issued and outstanding as of immediately prior to the Effective Time, shall thereupon be converted into the right to receive, and the holder of such share Company Special Voting Common Stock shall be entitled to receive, the Per Share Company Special Voting Stock Consideration pursuant to this Section 3.01(b), and following the conversion of such share of Company Special Voting Common Stock into the right to receive the Per Share Company Special Voting Stock Consideration pursuant to this Section 3.01(b), such share of Company Special Voting Common Stock so converted shall no longer be outstanding and shall cease to exist, and the holder of such share of Company Special Voting Common Stock shall thereafter cease to have any rights with respect to such share, and shall, subject to the terms of the Agreement, receive the Per Share Company Special Voting Stock Consideration pursuant to this Section 3.01(b);

(c) at the Effective Time, (i) Parent shall reserve for issuance to each holder of Canadian Exchangeable Common Shares upon the exchange thereof following the Closing Date in accordance with the Parent A&R Charter, the A&R Share Terms and the Inversion Agreements, an aggregate number of shares of Parent Common Stock equal to the number of shares of Parent Special Voting Common Stock issuable pursuant to Section 3.01(b), and (ii) each holder of Canadian Exchangeable Common Shares shall be entitled to receive a number of Earn Out Shares in accordance with Article IV;

(d) at the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub I issued and outstanding as of immediately prior to the Effective Time shall no longer be outstanding and shall thereupon be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and the shares of common stock of the Surviving Corporation resulting from the conversion of shares of common stock of Merger Sub I pursuant to this Section 3.01(d) shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately following the Effective Time; and

(e) at the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each share of capital stock of the Company held in the treasury of the Company as of immediately prior to the Effective Time shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

3.02 Treatment of Capital Stock and Equity Interests in the Second Merger. Upon the terms and subject to the conditions of this Agreement, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of any party hereto, any Company Stockholder or any holder of any shares of capital stock or other equity interests of Parent, the Surviving Corporation or Merger Sub II: (a) each share of common stock of the Surviving Corporation issued and outstanding as of immediately prior to the Second Effective Time shall be cancelled and shall cease to exist without any conversion thereof or payment therefor; and (b) the membership interests of Merger Sub II outstanding immediately prior to the Second Effective Time shall be the membership interests of the Surviving Entity, which shall constitute 100% of the outstanding equity interests of the Surviving Entity.

3.03 Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Company Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares (excluding the Canadian Exchangeable Shares), or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Stock, will be appropriately adjusted to provide to the holders of such shares the same economic effect as contemplated by this Agreement; provided, however, that this Section 3.03 shall not be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms and conditions of this Agreement.

3.04 Delivery of Per Share Company Common Stock Consideration and Per Share Company Special Voting Stock Consideration.

(a) Concurrently with the mailing of the Proxy Statement and Consent Solicitation Statement, Parent shall cause to be mailed to each Company Stockholder and each holder of Company Special Voting Common Stock a letter of transmittal substantially in the form of Exhibit E hereto, with such changes as may be required by Computershare, acting in its capacity as the exchange agent (the “Exchange Agent”), and reasonably acceptable to the Company (the “Letter of Transmittal”), which shall (i) have customary representations and warranties as to title, authorization, execution and delivery and (ii) specify that delivery of the Per Share Company Common Stock Consideration and/or the Per Share Company Special Voting Stock Consideration, as applicable, shall be effected only upon delivery of the shares of Company Common Stock or Company Special Voting Common Stock, as applicable, to the Exchange Agent (including all certificates representing shares of Company Common Stock or Company Special Voting Common Stock (each, a “Company Certificate”), if and to the extent such shares are certificated), together with a Letter of Transmittal in accordance with the instructions thereto.

(b) Upon the delivery of a Letter of Transmittal in respect of shares of Company Common Stock or Company Special Voting Common Stock, as applicable (accompanied with all Company Certificates representing such shares of Company Common Stock and/or Company Special Voting Common Stock, if and to the extent such shares are certificated), duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by Parent or the Exchange Agent, at the Effective Time the Company Stockholder holding such shares of Company Common Stock or the holder of Company Special Voting Common Stock shall be entitled to receive, in exchange therefor, the aggregate number of shares represented by the Per Share Company Common Stock Consideration and Earn Out Shares or the Per Share Company Special Voting Stock Consideration, as applicable, into which such shares of Company Common Stock or Company Special Voting Common Stock have been converted pursuant to Section 3.01. Until delivery of an applicable Letter of Transmittal as contemplated by this Section 3.04(b), each share of Company Common Stock and Company Special Voting Common Stock shall be deemed, from and after the Effective Time to represent only the right to receive, upon such delivery, such Per Share Company Common Stock Consideration and Earn Out Shares or Per Share Company Special Voting Stock Consideration, as applicable, into which such shares of Company Common Stock or Company Special Voting Common Stock have been converted pursuant to Section 3.01. The delivery of the Per Share Company Common Stock Consideration, the Per Share Company Special Voting Stock Consideration and the Earn Out Shares shall be made in accordance with the allocation set forth on the Company Closing Certificate provided to Parent pursuant to Section 2.04(b).

3.05 Lost Certificate. In the event any Company Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if required by Parent, the provision by such Person of a customary indemnity against any claim that may be made against Parent with respect to such Company Certificate, Parent shall issue in exchange for such lost, stolen or destroyed Company Certificate the Per Share Company Common Stock Consideration and/or the Per Share Company Special Voting Stock Consideration, as applicable, and the Earn Out Shares (if any) deliverable in respect thereof as determined in accordance with this Article III.

3.06 Conversion of Company Stock Options. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:

(a) Effective as of the Effective Time, each Company Stock Option, to the extent then outstanding and unexercised, shall automatically, without any action on the part of the holder thereof, be converted into (i) an option to acquire a number of shares of Parent Common Stock at an adjusted exercise price per share, in each case, as determined under this Section 3.06(a) (each such converted option, a “Rollover Option”). Each Rollover Option shall be subject to the same terms and conditions as were applicable to such corresponding Company Stock Option as of immediately prior to the Effective Time (including applicable vesting conditions), except to the extent such terms or conditions are rendered inoperative by the Transactions. Accordingly, effective as of the Effective Time: (A) each such Rollover Option shall be exercisable solely for shares of Parent Common Stock; (B) the number of shares of Parent Common Stock subject to each Rollover Option shall be determined by multiplying (1) the number of shares of Company Common Stock subject to the corresponding Company Stock Option as of immediately prior to the Effective Time by (2) the Option Exchange Ratio, and then rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; and (C) the per share exercise price for the Parent Common Stock issuable upon exercise of such Rollover Option shall be determined by dividing (1) the per share exercise price of the Company Stock Option as in effect as of immediately prior to the Effective Time, by (2) the Option Exchange Ratio, and then rounding the resulting exercise price up to the nearest whole cent.

(b) Notwithstanding the foregoing, the conversions described in this Section 3.06 will be subject to such modifications, if any, as are required to cause the conversions to be made in a manner consistent with the requirements of Section 409A of the Code and, in the case of any Company Stock Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such Company Stock Option shall be determined subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.

(c) Prior to the Effective Time, the Company Board shall adopt any resolutions and take any actions which are necessary and sufficient to (i) ensure that no Rollover Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form, including Form S-1 or S-3) of Parent, and (ii) cause the Company Stock Plans to terminate as of the Effective Time.

3.07 Treatment of Company Warrants.

(a) Immediately prior to the Effective Time, it is anticipated that all outstanding Company Warrants shall either have been (i) net exercised in exchange for shares of Company Stock in accordance with their terms and shall no longer be outstanding and shall automatically be cancelled, extinguished and retired and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, other than, for the avoidance of doubt, with respect to the Company Stock into which Company Warrants are exchanged, or (ii) assumed by Parent, to the extent permissible pursuant to the terms of such Company Warrant.

(b) Effective as of the Effective Time, each outstanding Company Warrant that is not exercised and exchanged prior to the Effective Time as described in Section 3.07(a)(i), shall automatically, without any action on the part of the holder thereof, be converted into a warrant to acquire a number of shares of Parent Common Stock at an adjusted exercise price per share, in each case, as determined under this Section 3.07(b) (each such resulting warrant, an “Assumed Warrant”). Each Assumed Warrant shall be subject to the same terms and conditions as were applicable to such corresponding Company Warrant immediately prior to the Effective Time (including applicable vesting conditions), except to the extent such terms or conditions are rendered inoperative by the Transactions. Accordingly, effective as of the Effective Time: (i) each such Assumed Warrant shall be exercisable solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Assumed Warrant shall be determined by multiplying the number of shares of Company Stock subject to the Company Warrant by the Per Share Company Common Stock Consideration and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of such Company Warrant shall be determined by dividing the per share exercise price for the shares of Company Stock subject to the Company Warrant, as in effect immediately prior to the Effective Time, by the Per Share Company Common Stock Consideration, and rounding the resulting exercise price up to the nearest whole cent; and (iv) such holder of each Assumed Warrant shall be entitled to Earn Out Shares pursuant to Article IV.

3.08 Withholding. Each of Parent, Merger Sub I, Merger Sub II, the Company, the Surviving Corporation, the Surviving Entity and their respective Affiliates shall be entitled to deduct and withhold from any amounts otherwise deliverable or payable under this Agreement such amounts that any such Persons are required to deduct and withhold with respect to any of the deliveries and payments contemplated by this Agreement under the Code or any other applicable Law. To the extent that Parent, Merger Sub I, Merger Sub II, the Company, the Surviving Corporation, the Surviving Entity or their respective Affiliates withholds such amounts with respect to any Person and pays such withheld amounts to the applicable Governmental Authority, such withheld amounts shall be treated as having been paid to or on behalf of such Person for all purposes. In the case of any such payment payable to employees of the Company or its Affiliates in connection with the Mergers treated as compensation, the parties shall cooperate to pay such amounts through the Company’s or its Subsidiary’s payroll to facilitate applicable withholding.

3.09 Cash in Lieu of Fractional Shares.

(a) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Parent Common Stock. In lieu of the issuance of any such fractional shares, Parent shall pay to each former Company Securityholder who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (a) the amount of the fractional share interest in a share of Parent Common Stock to which such Company Securityholder otherwise would have been entitled but for this Section 3.09(a), multiplied by (b) $10.00.

(b) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Special Voting Common Stock shall be issued upon the conversion of Company Special Voting Common Stock and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Parent Special Voting Common Stock.

(c) In the event that, as a result of the Canadian Split, any fractional shares of Canadian Exchangeable Shares result, Parent shall pay, on behalf of Sonder Canada, to each holder of Canadian Exchangeable Shares who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (a) the amount of the fractional share interest in a share of Canadian Exchangeable Shares to which such holder otherwise would have been entitled but for the Canadian Split, multiplied by (b) $10.00.

3.10 Payment of Expenses. On or as soon as practicable following the Closing Date, Parent shall pay or cause to be paid by wire transfer of immediately available funds all Outstanding Parent Expenses and Outstanding Company Expenses as set forth on the Parent Closing Certificate and the Company Closing Certificate, respectively.

3.11 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock and Company Special Voting Common Stock outstanding as of immediately prior to the Effective Time and owned by a Company Stockholder or a holder of Company Special Voting Common Stock who is entitled to demand and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”), shall not be converted into the right to receive the Per Share Company Common Stock Consideration and the Earn Out Shares or the Per Share Company Special Voting Stock Consideration, as applicable, and shall instead entitle such Company Stockholder or holder only to such rights as may be granted to him, her or it under the DGCL. If any such Company Stockholder or holder fails to perfect or otherwise waives, withdraws or loses such Company Stockholder’s or holder’s right to appraisal under Section 262 of the DGCL (or other applicable Law), then such Company Stockholder’s or holder’s Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall represent solely the right to receive the Per Share Company Common Stock Consideration and the Earn Out Shares or the Per Share Company Special Voting Stock Consideration, as applicable, into which such shares of Company Common Stock or Company Special Voting Common Stock have been deemed to have converted pursuant to Section 3.01, in accordance with this Article III and Article IV. The Company shall give Parent prompt written notice (and in any event within one Business Day) of any demand received by the Company for appraisal of shares of Company Common Stock and Company Special Voting Common Stock, any attempted withdrawal of any such demand and any other instrument served pursuant to the DGCL, and received by the Company, relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

ARTICLE IV

EARN OUT

4.01 Issuance of Earn Out Shares.

(a) Following the Closing, and as additional consideration to the Company Securityholders (other than any holder of Company Stock Options, with respect to such Company Stock Options), within ten Business Days after the occurrence of a Triggering Event, Parent shall issue or cause to be issued to the Company Securityholders as of immediately prior to the Effective Time (other than any holder of Company Stock Options, with respect to such Company Stock Options), in accordance with their respective Earn Out Pro Rata Shares, the following shares of Parent Common Stock, as applicable (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares (excluding the Canadian Exchangeable Shares) or any other like change or transaction with respect to Parent Common Stock occurring at or after the Closing) (as so adjusted, the “Earn Out Shares”), upon the terms and subject to the conditions set forth in this Agreement and the other agreements contemplated hereby:

(i) upon the occurrence of Triggering Event I, a one-time aggregate issuance of 2,416,667 Earn Out Shares;

(ii) upon the occurrence of Triggering Event II, a one-time aggregate issuance of 2,416,667 Earn Out Shares;

(iii) upon the occurrence of Triggering Event III, a one-time aggregate issuance of 2,416,667 Earn Out Shares;

(iv) upon the occurrence of Triggering Event IV, a one-time aggregate issuance of 2,416,667 Earn Out Shares;

(v) upon the occurrence of Triggering Event V, a one-time aggregate issuance of 2,416,666 Earn Out Shares; and

(vi) upon the occurrence of Triggering Event VI, a one-time aggregate issuance of 2,416,666 Earn Out Shares.

(b) For the avoidance of doubt, the Company Securityholders shall be entitled to receive Earn Out Shares upon the occurrence of each Triggering Event; provided, however, that each Triggering Event shall only occur once, if at all, and in no event shall the Company Securityholders be entitled to receive more than 14,500,000 Earn Out Shares.

(c) The Parent Common Stock price targets set forth in the definitions of Triggering Event I, Triggering Event II, Triggering Event III, Triggering Event IV, Triggering Event V and Triggering Event VI, and in clauses “(i),” “(ii),” “(iii),” “(iv),” “(v)” and “(vi)” of Section 4.01(a), shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares (excluding the Canadian Exchangeable Shares) or other like changes or transactions with respect to shares of Parent Common Stock occurring at or after the Closing (other than the conversion of shares of Parent Class F Stock into shares of Parent Common Stock at the Closing). The rights of the Company Securityholders to receive the Earn Out Shares pursuant to this Section 4.01 are personal in nature and, except with the prior written consent of the Parent are non-transferable and non-assignable, except that each Company Securityholder shall be entitled to assign such rights by will or by the laws of intestacy. The right to receive the Earn Out Shares pursuant to this Section 4.01 does not entitle any Company Securityholders voting or dividend rights prior to the issuance of such Earn Out Shares.

(d) In the event a one-time aggregate issuance of Earn Out Shares with respect to a Company Securityholder is subject to the notification and waiting period requirements of the HSR Act (an “HSR Issuance”) (for the avoidance of doubt, solely with respect to such particular Company Securityholder), the Company’s obligation to make such issuance shall be delayed until, and contingent upon the occurrence of the time that, such shareholder has filed notification under the HSR Act and the applicable waiting period under the HSR Act (including any extensions thereof) with respect to such HSR Issuance has expired or been terminated.

4.02 Acceleration Event.

(a) If, during the Earn Out Period, there is a Change of Control that will result in the holders of Parent Common Stock receiving a per share price (based on the value of the cash, securities or in-kind consideration being delivered in respect of such Parent Common Stock), directly or indirectly, equal to or in excess of the applicable Common Share Price required in connection with any Triggering Event (an “Acceleration Event”), then immediately prior to the consummation of such Change of Control (i) any such Triggering Event that has not previously occurred shall be deemed to have occurred and (ii) Parent shall issue the applicable Earn Out Shares to the Company Securityholders (in accordance with their respective Earn Out Pro Rata Share), and the Company Securityholders shall be eligible to participate in such Change of Control with respect to such Earn Out Shares.

(b) To the extent any consideration received in connection with a Change of Control is payable other than in immediately payable cash or securities (including any amounts paid in securities or other assets or any rights to future or contingent payments), then the Parent Board shall determine in good faith the value of such consideration for the purposes of this Section 4.02.

4.03 Earn Out and Company Stock Options. The parties agree and acknowledge that holders of Company Stock Options, in their capacities as such, shall not be entitled to receive any Earn Out Shares pursuant to this Article IV, and any Earn Out Shares attributable to such Company Securityholders in such capacity shall be retained and not issued by Parent (and therefore, correspondingly the Earn Out Shares attributable to holders of Company Stock Options will reduce the total number of Earn Out Shares to be issued, such that a number of Earn Out Shares less than 14,500,000 will be issued if all of the Triggering Events occurred). For the avoidance of doubt, all Company Stock Options instead will be converted into Rollover Options pursuant to the Option Exchange Ratio in accordance with Section 3.06(a) and such conversion will provide credit for the Earn Out Shares attributable to the Company Stock Options by incorporating into the Option Exchange Ratio the “Discounted Earn Out Option Amount,” which is the value of the right to receive the Earn Out Shares, as measured at Closing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent, Merger Sub I and Merger Sub II as follows:

5.01 Corporate Organization of the Company.

(a) The Company has been duly incorporated, is validly existing and is in good standing under the Laws of the State of Delaware and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The Company Organizational Documents previously made available by the Company to Parent are true, correct and complete and are in effect as of the date of this Agreement.

(b) The Company is licensed or duly qualified and in good standing as a foreign company in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.02 Subsidiaries.

(a) The Subsidiaries of the Company as of the date hereof are set forth on Schedule 5.02, including a description, in each case as of the date hereof, of the capitalization of each such Subsidiary and the names of the record owners of all securities and other equity interests in each Subsidiary. Each Subsidiary has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted, in each case, except where the failure to be so licensed or qualified or to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Subsidiary is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The certificate of incorporation and bylaws (or analogous organizational documents) of each of the Company’s Subsidiaries previously made available by the Company to Parent are true, correct and complete and are in effect as of the date of this Agreement.

(b) As of the date hereof, except for the Company’s or any of its Subsidiaries’ ownership interest in such Subsidiaries, neither the Company nor its Subsidiaries own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

5.03 Due Authorization.

(a) The Company has all requisite company power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party and (subject to the approvals described in Section 5.05 and the adoption of this Agreement and the approval of the Transactions by the (i) holders of a majority of the outstanding shares of Company Stock and Company Special Voting Stock, voting together as a single class on an as-converted basis, (ii) holders of a majority of the outstanding shares of Company Preferred Stock and the Company Special Voting Preferred Stock, including a majority of the outstanding shares of the Company Senior Preferred Stock, voting together as a single class on an as-converted basis, (iii) holders of a majority of the Company Special Voting Stock, (iv) holders of a majority of the outstanding shares of Series C Preferred Stock, Series C-1 Preferred Stock and the Special Voting Series C Stock, including a majority of the outstanding shares of the Series C-1 Preferred, (v) holders of a majority of the outstanding shares of Series D Preferred Stock, Series D-1 Preferred Stock and the Special Voting Series D Stock, including a majority of the outstanding shares of the Series D-1 Preferred and (vi) holders of a majority of the outstanding shares of Series E Preferred Stock and the Special Voting Series E Stock (such majorities, the “Company Requisite Approval”)), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Company Board and upon receipt of the Company Requisite Approval, no other company proceeding on the part of the Company is necessary to authorize or adopt this Agreement or such other Transaction Agreements or to authorize the Company’s performance hereunder or thereunder. This Agreement has been, and each such other Transaction Agreement will be, duly and validly executed and delivered by the Company and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Company Requisite Approval is the only vote of the holders of any class or series of capital stock of the Company required to approve and adopt this Agreement and approve the transactions contemplated hereby.

(b) At a meeting duly called and held or by way of written consent, the Company Board has unanimously: (i) determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of the Company and its stockholders; (ii) approved the transactions contemplated by this Agreement; and (iii) recommended to the stockholders of the Company that they adopt this Agreement and approve each of the matters requiring Company Requisite Approval (the “Company Board Recommendation”).

5.04 No Conflict. Except as set forth on Schedule 5.04, the Company’s execution, delivery and performance of this Agreement and each other Transaction Agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby do not and will not: (a) conflict with or violate any provision of, or result in the breach of, any of the Company Organizational Documents or any certificate of formation, bylaws or other organizational document of any of the Company’s Subsidiaries;

(b) result in any violation of any provision of any Law, Permit or Governmental Order applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets; (c) violate or result in a default or breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract set forth on Schedule 5.13(a) (or required to be set forth on Schedule 5.13(a)), which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound or affected; or (d) result in the creation of any Lien upon any of the properties, equity interests or assets of the Company or any of its Subsidiaries, except, in the case of clauses “(b),” “(c)” or “(d)” above, for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

5.05 Governmental Authorities; Consents. No consent, approval or authorization of, notice to or designation, declaration or filing with any Governmental Authority, or approval, consent waiver or authorization from any Governmental Authority, is required on the part of the Company or any of its Subsidiaries with respect to the Company’s execution, delivery or performance of this Agreement or any other Transaction Agreement or the consummation of the transactions contemplated hereby or thereby, except for: (a) applicable requirements of the HSR Act (and the expiration of the required waiting period thereunder) and any other applicable Antitrust Law; (b) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to consummate the Transactions; (c) applicable requirements of the Securities Laws; (d) the filing of the First Certificate of Merger in accordance with the DGCL; and (e) the filing of the Second Certificate of Merger in accordance with the DGCL and the DLLCA.

5.06 Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company pursuant to the Company Certificate of Incorporation consists of: (i) 143,234,881 shares of Company Common Stock, 7,711,952 of which are issued and outstanding as of the date of this Agreement; (ii) 22,517,608 shares of Special Voting Series AA Common Stock, 9,437,358 of which are issued and outstanding as of the date of this Agreement; (iii) 2,588,866 shares of Special Voting Series Seed-1 Common Stock, all of which are issued and outstanding as of the date of this Agreement; (iv) 1,209,160 shares of Special Voting Series Seed-2 Common Stock, all of which are issued and outstanding as of the date of this Agreement; (v) 704,380 shares of Special Voting Series Seed-3 Common Stock, all of which are issued and outstanding as of the date of this Agreement; (vi) 183,420 shares of Special Voting Series A Common Stock, all of which are issued and outstanding as of the date of this Agreement; (vii) 2,335,500 shares of Special Voting Series B Common Stock, all of which are issued and outstanding as of the date of this Agreement; (viii) 3,175,207 shares of Special Voting Series C Common Stock, all of which are issued and outstanding as of the date of this Agreement; (ix) 2,057,926 shares of Special Voting Series D Common Stock, 1,962,652 of which are issued and outstanding as of the date of this Agreement; (x) 420,570 shares of Special Voting Series E

Common Stock, all of which are issued and outstanding as of the date of this Agreement; (xi) 3,702,526 shares of Series Seed-1 Preferred Stock, 785,420 of which are issued and outstanding as of the date of this Agreement; (xii) 3,702,526 shares of Series Seed-1A Preferred Stock, 328,240 of which are issued and outstanding as of the date of this Agreement; (xiii) 1,719,560 shares of Series Seed-2 Preferred Stock, 470,994 of which are issued and outstanding as of the date of this Agreement; (xiv) 1,719,560 shares of Series Seed-2A Preferred Stock, 39,406 of which are issued and outstanding as of the date of this Agreement; (xv) 704,380 shares of Series-3 Preferred Stock, none of which are issued and outstanding as of the date of this Agreement; (xvi) 704,380 shares of Series-3A Preferred Stock, none of which are issued and outstanding as of the date of this Agreement; (xvii) 7,023,193 shares of Series A Preferred Stock, 6,780,333 of which are issued and outstanding as of the date of this Agreement; (xviii) 7,023,193 shares of Series A-1 Preferred Stock, none of which are issued and outstanding as of the date of this Agreement; (xix) 15,611,276 shares of Series B Preferred Stock, 13,218,080 of which are issued and outstanding as of the date of this Agreement; (xx) 15,611,276 shares of Series B-1 Preferred Stock, none of which are issued and outstanding as of the date of this Agreement; (xxi) 19,070,648 shares of Series C Preferred Stock, 12,143,631 of which are issued and outstanding as of the date of this Agreement; (xxii) 19,070,648 shares of Series C-1 Preferred Stock, 3,513,536 of which are issued and outstanding as of the date of this Agreement; (xxiii) 21,603,476 shares of Series D Preferred Stock, 3,472,366 of which are issued and outstanding as of the date of this Agreement; (xxiv) 21,603,476 shares of Series D-1 Preferred Stock, 16,049,365 of which are issued and outstanding as of the date of this Agreement; (xxv) 34,932,992 shares of Series E Preferred Stock, 18,956,184 of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Company Common Stock, Company Preferred Stock and Company Special Voting Stock (A) have been duly authorized and validly issued and are fully paid and nonassessable, (B) were issued in compliance in all material respects with applicable Securities Laws, (C) were not issued in breach or violation of any preemptive rights or Contract, and (D) are fully vested and not subject to any restrictions. Set forth on Schedule 5.06(a) is a true, correct and complete list of each (1) Company Stockholder or holder of other equity interests of the Company (other than Company Stock Options) and the number of shares of Company Common Stock, Company Preferred Stock, Company Special Voting Stock or other equity interests held by each such holder as of the date hereof, and (2) holder of Canadian Exchangeable Shares, the number and class of Canadian Exchangeable Shares held by such Person as well as the number and class of shares of corresponding Company Stock for which such Canadian Exchangeable Shares may be exchanged as of the date hereof. Except as set forth on Schedule 5.06(a) or pursuant to the Company Stock Plans, as of the date hereof there are no other shares of Company Common Stock, Company Preferred Stock, Company Special Voting Stock or other equity interests of the Company authorized, reserved, issued or outstanding.

(b) Except for (i) Company Stock Options granted pursuant to the Company Stock Plans and set forth on Schedule 5.06(b)-3, (ii) the Company Preferred Stock, (iii) the Canadian Exchangeable Shares, (iv) the Inversion Agreements, (v) the Company Warrants and (vi) as set forth on Schedule 5.06(b), there are, as of the date hereof: (A) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Company Common Stock or the equity interests of the Company, or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company; and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company. Other than with respect to the Company Special Voting Stock, as of the date hereof, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company. Except as set forth on Schedule 5.06(b)-1, as of the date hereof, there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company’s stockholders may vote. Except as set forth on Schedule 5.06(b)-2, as of the date hereof the Company is not party to any stockholders agreement, voting agreement or registration rights agreement relating to its equity interests. With respect to each outstanding Company Stock Option, Schedule 5.06(b)-3 sets forth, as of the date hereof, the name of the holder of such Company Stock Option, the type of award (including whether such Company Stock Option is intended to qualify as an incentive stock option or a nonqualified stock option (if applicable)), the date of grant, the vesting schedule (including acceleration events), the number of vested and unvested shares of Company Common Stock covered by such Company Stock Option, the cash exercise price per share of such Company Stock Option, any early-exercise features, and the applicable expiration date. Each Company Stock Option (i) was granted in accordance with the terms of the applicable Company Stock Plan and in compliance with all applicable Laws, including valid exemptions from registration under any applicable securities laws, and (ii) is evidenced by written award agreements, in each case, in the forms that have been made available to Parent prior to the date hereof. With respect to all Company Stock Options, (i) each grant was duly authorized no later than the date on which such grant of Company Stock Options was by its terms to be effective (the “Grant Date”) by all necessary corporate action, (ii) each such Company Stock Option has an exercise price equal to no less than the fair market value of the underlying Company Common Stock on the Grant Date, as determined in accordance with Section 409A of the Code or Section 422 of the Code (as applicable), and is otherwise exempt from Section 409A of the Code, and (iii) each such Company Stock Option intended to qualify as an “incentive stock option” as of the date hereof under Section 422 of the Code so qualifies as of the date hereof.

(c) As of the date hereof, the outstanding shares of capital stock or other equity interests of the Company’s Subsidiaries: (i) have been duly authorized and validly issued and are fully paid and nonassessable; (ii) were issued in compliance in all material respects with applicable Laws; and (iii) were not issued in breach or violation of any preemptive rights or Contract. As of the date hereof, other than with respect to the Canadian Exchangeable Shares, the Inversion Agreements and the Share Provisions, there are (A) no subscriptions, calls, rights or other securities convertible into or exchangeable or exercisable for the equity interests of the Company’s Subsidiaries (including any convertible preferred equity certificates), or any other Contracts to which any of the Company’s Subsidiaries is a party or by which any of the Company’s Subsidiaries is bound obligating such Subsidiaries to issue or sell any shares of capital stock of, other equity interests in or debt securities of, such Subsidiaries, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in any of the Company’s Subsidiaries. Other than with respect to the Inversion Agreements and the Share Provisions, as of the date hereof, there are no outstanding contractual obligations of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company’s Subsidiaries. There are no outstanding bonds, debentures, notes or other indebtedness of the Company’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which such Subsidiaries’ stockholders may vote. The Company’s Subsidiaries are not party to any stockholders’ agreement, voting agreement or registration rights agreement relating to the equity interests of the Company’s Subsidiaries.

(d) With respect to each Company Warrant, Schedule 5.06(d) sets forth, as of the date hereof, (i) the name of the holder of such Company Warrant, (ii) the class, series and total number of shares of Company Stock that are subject to such Company Warrant, (iii) the date on which such Company Warrant was issued and the term of such Company Warrant and (iv) the exercise price per share of Company Stock purchasable under such Company Warrant.

(e) As of the date hereof, the Company is the direct or indirect owner of, and has good and marketable direct or indirect title to, all of the issued and outstanding shares of capital stock or other equity interests, as applicable, of its Subsidiaries free and clear of any Liens other than (i) Permitted Liens and (ii) any restrictions on sales of securities under applicable Securities Laws. There are no options or warrants convertible into or exchangeable or exercisable for the equity interests of the Company’s Subsidiaries.

(f) Immediately prior to the Effective Time and the Sonder Canada Share Capital Reorganization, each issued and outstanding share of Company Preferred Stock, Company Special Voting Preferred Stock and Canadian Exchangeable Preferred Shares will convert into shares of the Company Common Stock, Company Special Voting Common Stock and Canadian Exchangeable Common Shares, respectively, pursuant to the Company Certificate of Incorporation and the Share Provisions, as applicable.

(g) Immediately prior to the Effective Time, all of the outstanding Company Convertible Notes shall convert into shares of Company Common Stock in accordance with their terms.

5.07 Financial Statements. Attached as Schedule 5.07 are: (a) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2019 and the unaudited statement of consolidated or combined income (loss) and changes in equity of the Company and its Subsidiaries for the 12-month period ended December 31, 2019; (b) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2020 and the unaudited statement of consolidated or combined income (loss) and changes in equity of the Company and its Subsidiaries for the 12-month period ended December 31, 2020; and (c) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of February 28, 2021 and the unaudited statement of consolidated or combined income (loss) and changes in equity of the Company and its Subsidiaries for the two-month period then ended (the items described in this clause “(c),” the “Most Recent Financial Statements”, and the items described in clauses “(a)”, “(b)” and “(c)” collectively, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated in the Financial Statements in conformity with GAAP (except for the absence of footnotes or the inclusion of limited footnotes and other presentation items and normal year-end adjustments, none of which will be material) and were derived from, and accurately reflect in all material respects, the books and records of the Company and its Subsidiaries.

5.08 Undisclosed Liabilities. There is no material liability, debt or obligation against the Company or any of its Subsidiaries that would be required to be set forth or reserved for on a balance sheet of the Company and its Subsidiaries (and the notes thereto), prepared in accordance with GAAP consistently applied and in accordance with past practice, except for liabilities and obligations: (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto; (b) that have arisen since December 31, 2020 in the ordinary course of the operation of business of the Company and its Subsidiaries, consistent with past practice; or (c) arising under this Agreement or the performance by the Company of its obligations hereunder.

5.09 Litigation and Proceedings. Except as set forth on Schedule 5.09, there are no Actions pending or, to the knowledge of the Company, threatened and, to the knowledge of the Company, there are no pending or threatened investigations, in each case, against the Company or any of its Subsidiaries, or otherwise affecting the Company or any of its Subsidiaries or any of their assets, including any condemnation or similar proceedings, in each case that, individually or in the aggregate, are or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as set forth on Schedule 5.09, neither the Company nor any of its Subsidiaries or any property, asset or business of the Company or any of its Subsidiaries is subject to any Governmental Order, or, to the knowledge of the Company, any continuing investigation by, any Governmental Authority, in each case that, individually or in the aggregate, would be material to the Company and its Subsidiaries, taken as a whole, other than with respect to routine audits, examinations or investigations conducted by a Governmental Authority in the ordinary course of business. There is no unsatisfied judgment or any open injunction binding upon the Company or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company or any of its Subsidiaries to consummate the Transactions.

5.10 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and for the past three years have been, in compliance with all applicable Laws with respect to the conduct, ownership and operation of their respective businesses. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority alleging a violation of any applicable Law by the Company or any of its Subsidiaries at any time in the past three years, which violation, individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) In the last five years: (i) there has been no action taken by the Company or any of its Subsidiaries or any officer, director, manager, employee or, to the knowledge of the Company, any agent, representative, sales intermediary or other Person acting for or on behalf of the Company or any of its Subsidiaries in violation of any applicable Anti-Corruption Law; (ii) neither the Company nor any of its Subsidiaries have been convicted of violating any Anti-Corruption Laws or, to the knowledge of the Company, subjected to any investigation by any Governmental Authority for violation of any applicable Anti-Corruption Laws; (iii) neither the Company nor any of its Subsidiaries have conducted or initiated any internal investigation or made any voluntary, directed or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law; (iv) neither the Company nor any of its Subsidiaries have received any written notice or citation from any Governmental Authority for any actual or potential noncompliance with any Anti-Corruption Law; and (v) neither the Company nor any of its Subsidiaries have created or caused the creation of any false or inaccurate books and records of the Company or any of its Subsidiaries.

(c) None of the Company or any of its Subsidiaries, nor to the knowledge of the Company, any of their respective investors, equityholders, owners, officers, directors, managers, employees, agents, representatives, sales intermediaries or any other Person acting for or on behalf of Company or any of its Subsidiaries, is a Person with whom transactions are prohibited under any applicable economic sanctions Laws administered by the U.S. government (including the Department of the Treasury’s Office of Foreign Assets Control or the Department of Commerce), the United Nations Security Council, the European Union or Her Majesty’s Treasury (“Sanctions Laws”). Schedule 5.10(c)-1 sets forth all of the products, technologies, technical data and other items that the Company produces, exports, imports or otherwise handles that are listed on the Commerce Control List (Supplement No. 1 to Part 774 of Title 15 of the Code of Federal Regulations) or the U.S. Munitions List (Part 121 of Title 22 of the Code of Federal Regulations, “USML”), and their correct associated Export Control Classification Numbers and USML Category numbers. Except as set forth on Schedule 5.10(c)-2, the Company and its Subsidiaries are, and

for the last five years have been in material compliance with all U.S. export controls laws and regulations and in possession of and in compliance with any and all licenses, registrations, and permits that may be required for their lawful conduct under applicable economic sanctions, Import Laws and export control Laws, including the Export Administration Regulations. Except as set forth on Schedule 5.10(c)-3, within the last five years neither the Company nor any of its Subsidiaries (i) has engaged in, nor is now engaging in, directly or indirectly, any dealings or transactions in the Crimea Region of Ukraine, Cuba, Iran, North Korea, Sudan, Syria or Venezuela to the extent these dealings or transactions would be prohibited under Sanctions Laws, (ii) has engaged in, nor is now engaging in, directly or indirectly, any dealings or transactions with a Sanctioned Person with whom the transactions at issue are prohibited under any Sanctions Laws, (iii) otherwise violated any Sanctions Laws, or (iv) or has made any voluntary disclosure to any Governmental Authority relating to sanctions, Import Laws or export control Laws, been the subject of any action, investigation or inquiry regarding compliance with such Laws, received a written request from any Governmental Authority relating to such Laws, been a party to any proceeding relating to such Laws, or been assessed any fine or penalty under such Laws.

(d) The Company and its Subsidiaries, as the case may be, (i) have accurately classified in accordance with applicable Import Laws all items and products imported by the Company or each of its Subsidiaries into any jurisdiction where the Company or any of its Subsidiaries acts as the importer of record and (ii) have timely paid all duties, tariffs and fees owed to a Governmental Authority pursuant to the Import Laws.

5.11 Intellectual Property.

(a) Schedule 5.11(a) sets forth, as of the date hereof a true, correct and complete list of all Company Registered Intellectual Property (specifying for each item (i) the record owner and, if different from the record owner, the beneficial owner, (ii) the jurisdiction in which such item has been issued, registered or filed, (iii) the issuance, registration or application date and (iv) the issuance, registration or application number). All renewal, maintenance and other necessary filings and fees due and payable to any relevant Governmental Authority or Internet domain name registrar to maintain all Company Registered Intellectual Property in full force and effect have been timely submitted or paid in full, except where the failure to timely submit such filings or fees would not be material to the business of the Company or any of its Subsidiaries. All Company Registered Intellectual Property is subsisting and, to the knowledge of the Company, all issuances and registrations included in the Company Registered Intellectual Property are valid and enforceable in accordance with applicable Law.

(b) The Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property free and clear of all Liens (other than Permitted Liens). The Company or one of its Subsidiaries has valid and enforceable rights to use, pursuant to a written license, sublicense, agreement or permission, all Licensed Intellectual Property material to the business of the Company or any of its Subsidiaries, taken as a whole, free and clear of all Liens (other than Permitted Liens); provided, however, that this representation is made to the knowledge of the Company with respect to Patents and Trademarks. The Owned Intellectual Property and such Licensed Intellectual Property collectively constitute all Intellectual Property used in, and necessary and sufficient for, the conduct and operation of the business of the Company and its Subsidiaries, as presently conducted; provided, however, that this representation is made to the knowledge of the Company with respect to Patents and Trademarks. Nothing in the immediately preceding sentence shall be deemed, construed, or interpreted to constitute a representation of non-infringement of any Intellectual Property of any other Person.

(c) None of the Company or any of its Subsidiaries, the conduct of the business of the Company or any of its Subsidiaries or any Owned Intellectual Property has infringed, misappropriated (or constituted or resulted from a misappropriation of) or otherwise violated, or is infringing, misappropriating (or constitutes or results from the misappropriation of) or otherwise violating, (i) to the knowledge of the Company, any Patents or Trademarks of any Person or (ii) any other Intellectual Property of any Person. Except as set forth on Schedule 5.11(c), none of the Company or any of its Subsidiaries has received from any Person in the past six years any written (or, to the knowledge of the Company, unwritten) notice, charge, complaint, claim or other assertion: (A) of any infringement, misappropriation or other violation of any Intellectual Property of any Person; (B) inviting the Company or any of its Subsidiaries to take a license under any Intellectual Property of any Person in a manner that could reasonably be construed as a notice of potential infringement; or (C) challenging the ownership, use, validity or enforceability of any Owned Intellectual Property or Licensed Intellectual Property. To the knowledge of the Company, no other Person has infringed, misappropriated or violated, or is infringing, misappropriating or violating, any material Owned Intellectual Property or any material Licensed Intellectual Property exclusively licensed to the Company or any of its Subsidiaries. No such claims have been made in writing against any Person by the Company or any of its Subsidiaries in the past three years. None of the Owned Intellectual Property or, to the knowledge of the Company, any Licensed Intellectual Property exclusively licensed to the Company or any of its Subsidiaries is subject to any pending or outstanding order, settlement, consent order or other disposition of any dispute that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, such Intellectual Property.

(d) No past or present director, officer or employee of the Company or any of its Subsidiaries owns (or has any claim or any right (whether or not currently exercisable) to any ownership interest, in or to) any material Owned Intellectual Property. Except as set forth on Schedule 5.11(d), each of the past and present directors, officers, employees, consultants and independent contractors of the Company or any of its Subsidiaries who has been or are engaged in creating or developing for or on behalf of the Company or any of its Subsidiaries any Intellectual Property in the course of such Person’s employment or engagement has executed and delivered a written agreement, pursuant to which such Person has (i) agreed to hold all confidential information of the Company and its Subsidiaries in confidence both during and after such Person’s employment or retention, as applicable, and (ii) presently assigned to the Company or one or more of its Subsidiaries all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for the Company or any of its Subsidiaries in the course of such Person’s employment or retention thereby (each, an “Invention Assignment Agreement”). To the knowledge of the Company, there is no material uncured breach by any such Person with respect to material Intellectual Property under any such Invention Assignment Agreement.

(e) No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been or is being used to create, in whole or in part, any material Owned Intellectual Property or, to the knowledge of the Company, any material Licensed Intellectual Property exclusively licensed to the Company or any of its Subsidiaries.

(f) The Company and each of its Subsidiaries has taken commercially reasonable steps to maintain the secrecy and confidentiality of all Trade Secrets included in the Owned Intellectual Property and all Trade Secrets of any Person to whom the Company or any of its Subsidiaries has a confidentiality obligation with respect to such Trade Secrets. No Trade Secret that is material to the business of the Company or any of its Subsidiaries has been authorized by the Company or any of its Subsidiaries to be disclosed (or, to the knowledge of the Company, has been disclosed) to any Person other than (i) pursuant to a written agreement adequately restricting the disclosure and use of such Trade Secret or (ii) to a Person who otherwise has a duty to protect such Trade Secret.

(g) None of the source code or related materials for any Owned Company Software has been licensed or provided to, or used or accessed by, any Person (other than employees or contractors of the Company or any of its Subsidiaries who have entered into written agreements restricting the disclosure and use of such source code or related materials). None of the Company or any of its Subsidiaries is a party to any source code escrow Contract or any other Contract (or a party to any Contract obligating the Company or any of its Subsidiaries to enter into a source code escrow Contract or other Contract) requiring the deposit of any source code or related materials for any Owned Company Software. To the knowledge of the Company, no Person other than the Company and its Subsidiaries is in possession of, or has rights to possess, any source code or related materials for any Owned Company Software.

(h) The Company and each of its Subsidiaries have complied and do comply with all material license terms applicable to any item of Open Source Software that is or has been included, incorporated or embedded in, linked to, combined or distributed with, or used in the delivery or provision of any Owned Company Software. No Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the delivery or provision of any Owned Company Software, in each case, in a manner that requires or obligates the Company or any of its Subsidiaries to: (i) disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any source code included in the Owned Company Software; (ii) license any Owned Company Software for making modifications or derivative works; (iii) disclose, contribute, distribute, license or otherwise make available to any Person any Owned Company Software for no or nominal charge; or (iv) grant a license to, or refrain from asserting or enforcing, any of its Patents.

(i) To the knowledge of the Company, the Owned Company Software is free from any defect, virus or programming, design or documentation error or corruptant that would have a material effect on the operation or use of the Owned Company Software. To the knowledge of the Company, none of the Owned Company Software: (i) contains any Contaminants; (ii) constitutes, contains or is considered “spyware” or “trackware” (as such terms are commonly understood in the software industry); (iii) records a user’s actions without such user’s knowledge; or (iv) employs a user’s Internet connection without such user’s knowledge to gather or transmit information on such user or such user’s behavior. The Company and each of its Subsidiaries implement and maintain in all material respects, and have during the past three years implemented and maintained in all material respects, industry standard procedures to mitigate against the likelihood that the Owned Company Software contains any Contaminant or other Software routines or hardware components designed to permit unauthorized access to or disable, erase or otherwise harm Software, hardware or data.

(j) The Company or one of its Subsidiaries owns or has a valid right to access and use pursuant to a written agreement all IT Systems in the manner in which they are currently accessed or used in the conduct of the business. The IT Systems (i) are adequate in all material respects for the operation and conduct of the business of the Company and its Subsidiaries as currently conducted and (ii) to the knowledge of the Company, do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or effects that (A) materially disrupt or adversely affect the functionality of the IT Systems, except as disclosed in their documentation or (B) enable or assist any Person to access without authorization any IT Systems. To the knowledge of the Company, during the past three years there has been no unauthorized access to or breach or violation of any IT Systems. In the past three years, there have been no failures, breakdowns, continued substandard performance, data loss, material outages, material unscheduled downtime or other adverse events affecting any such IT Systems that have caused or could reasonably be expected to result in the substantial disruption of or interruption in or to the use of such IT Systems or the conduct and operation of the business of the Company or any of its Subsidiaries.

(k) Neither the execution and delivery of this Agreement or any of the other Transaction Agreements nor the consummation of the transactions contemplated hereby or thereby (either alone or in combination with any other event) will result in: (i) the loss or impairment of, or any Lien on, any Owned Intellectual Property or material Licensed Intellectual Property; (ii) the release, disclosure or delivery of any source code included in the Owned Company Software to any Person; (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Owned Intellectual Property or material Licensed Intellectual Property; (iv) the payment of any additional consideration to, or the reduction of any payments from, any Person with respect to any Owned Intellectual Property or Licensed Intellectual Property; or (v) the breach of, or creation on behalf of any Person of the right to terminate or materially modify any Contract relating to any Owned Intellectual Property or material Licensed Intellectual Property.

5.12 Data Privacy.

(a) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries and, to the knowledge of the Company, any Person acting for or on behalf of the Company or any of its Subsidiaries, have during the two years prior to the date of this Agreement complied with: (A) all applicable Privacy Laws; (B) all the Company’s and its Subsidiaries’ policies and notices regarding privacy, data protection, or information security with respect to Personal Information; and (C) all of the Company’s and its Subsidiaries’ contractual obligations with respect to privacy, data protection, or information security with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information; (ii) the Company and its Subsidiaries have implemented and maintained commercially reasonable policies, procedures and systems for receiving and appropriately responding to requests from individuals concerning their Personal Information as provided for under Privacy Laws or the Company’s and its Subsidiaries’ applicable policies, notices and contractual obligations; and (iii) neither the Company nor any of its Subsidiaries has received any written notice of any claims (including notice from third parties acting on their behalf) of, or of any investigations or regulatory inquiries into, or of any charges by any Governmental Authority with respect to, the Company’s or any of its Subsidiaries’ violation of any Privacy Laws, applicable privacy policies or contractual commitments with respect to privacy, data protection or information security regarding any Personal Information.

(b) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have (A) implemented and at all times maintained reasonable and appropriate technical and organizational safeguards, designed to protect all Personal Information in their respective possession or under their respective control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure, and (B) to the extent required by applicable Privacy Laws, taken reasonable steps to ensure that all third party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Information for or on behalf of the Company or its Subsidiaries have agreed to comply with applicable Privacy Laws and take reasonable steps to maintain the privacy and confidentiality of such Personal Information and to protect and secure such Personal Information from loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure; and (ii) to the knowledge of the Company, no third party has provided any Personal Information to the Company or any of its Subsidiaries in violation of any applicable Privacy Laws.

(c) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (i) to the knowledge of the Company, there have been no breaches or security incidents resulting in any misuse of or unauthorized access to, or unauthorized disclosure of, any Personal Information in the possession or control of the Company or any of its Subsidiaries or collected, used or processed by or on behalf of the Company or any of its Subsidiaries, and the Company and its Subsidiaries have not provided or been required to provide any notices to any Person in connection with any such breach or incident; (ii) the Company and its Subsidiaries have implemented commercially reasonable disaster recovery and business continuity plans, and taken actions consistent with such plans, to the extent required, designed to safeguard the data and Personal Information in their respective possession or control; and (iii) the Company and its Subsidiaries have conducted commercially reasonable data security testing or audits and have taken commercially reasonable steps to resolve or remediate any data security vulnerabilities of medium severity or greater identified in any such audits and testing conducted to date. None of the Company, any of its Subsidiaries or any third party acting at the direction or authorization of the Company or any of its Subsidiaries has paid (A) any perpetrator of any data breach incident or cyber attack or (B) any third party with actual or alleged information about a data breach incident or cyber attack, in each case (A) and (B), where such payment related to any data breach incident or attack directed to the Company, any of its Subsidiaries or any service providers of the Company or any of its Subsidiaries processing any Personal Information on behalf of the Company or any of its Subsidiaries.

(d) Neither the execution and delivery of this Agreement or any of the other Transaction Agreements nor the consummation of the transactions contemplated hereby or thereby (either alone or in combination with any other event) will, in any material respect, cause the Company or any of its Subsidiaries to violate: (i) any applicable Privacy Laws; (ii) any of the Company’s or its Subsidiaries’ privacy policies as they currently exist; or (iii) any applicable contractual obligations of the Company or its Subsidiaries relating to privacy, data protection, or information security.

5.13 Contracts; No Defaults.

(a) Schedule 5.13(a) contains a listing of all Contracts (other than purchase orders and Company Benefit Plans) described in clauses “(i)” through “(xv)” below to which, as of the date of this Agreement, the Company or one or more of its Subsidiaries is a party or by which any of their respective assets are bound. True, correct and complete copies of the Contracts listed on Schedule 5.13(a) have been delivered to or made available to Parent or its agents or representatives.

(i) each employee collective bargaining Contract or other Contract with any union representing, purporting to represent, or seeking to represent, any group of employees of the Company or any of its Subsidiaries;

(ii) any Contract pursuant to which (A) any third party grants the Company or any of its Subsidiaries a license, right, permission, consent, non-assertion or release with respect to any Intellectual Property, other than (1) non-exclusive click-wrap, shrink-wrap and off-the-shelf Software licenses, and any other non-exclusive Software licenses, in each case, that are commercially available on standard and reasonable terms to the public generally with license, maintenance, support and other fees of less than $100,000, (2) non-disclosure agreements entered into in the ordinary course of business, and (3) licenses to Open Source Software, or (B) the Company or any of its Subsidiaries grants a license, right, permission, consent, non-assertion or release with respect to any Owned Intellectual Property or Owned Company Software, other than (1) non-exclusive object-code Software licenses granted to its customers in the ordinary course of business, (2) non-exclusive licenses granted to its suppliers or service providers in the ordinary course of business solely for the performance of services for the Company or such Subsidiary, and (3) non-disclosure agreements entered into in the ordinary course of business;

(iii) any Contract that (A) provides for any invention, creation, conception or other development of any material Intellectual Property (1) by the Company or any of its Subsidiaries for any other Person, (2) by the Company or any of its Subsidiaries jointly with any other Person or (3) for the Company or any of its Subsidiaries by any other Person (excluding any Invention Assignment Agreements) or (B) provides for the assignment or other transfer of any ownership interest in any material Intellectual Property (1) to the Company or any of its Subsidiaries by any other Person (excluding any Invention Assignment Agreements) or (2) by the Company or any of its Subsidiaries to any other Person;

(iv) any Contract, other than teaming agreements entered into in connection with the pursuit of a specific Contract with a Governmental Authority or subcontract thereto or customary non-disclosure agreements, which restricts in any material respect or contains any material limitations on the ability of the Company or any of its Subsidiaries to compete in any line of business or in any geographic territory;

(v) any Contract under which the Company or any of its Subsidiaries has: (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness having a principal or stated amount in excess of $5,000,000 and excluding guarantees of performance under Contracts with Governmental Authorities entered into in the ordinary course of business; (B) granted a Lien (excluding Permitted Liens) on its assets, whether tangible or intangible, to secure any Indebtedness having a principal or stated amount in excess of $5,000,000; or (C) extended credit to any Person in excess of $200,000 (other than (1) intercompany loans and advances and (2) customer payment terms in the ordinary course of business);

(vi) any (A) principal transaction Contract entered into in connection with a completed acquisition or disposition by the Company or any of its Subsidiaries in the past three years of any Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner), other than Contracts for the purchase or sale of inventory or supplies entered into in the ordinary course of business, and (B) to the extent not contemplated by clause “(A),” Contract pursuant to which the Company or any of its Subsidiaries has an existing obligation (contingent or otherwise) to pay any amounts in respect of indemnification obligations, purchase price adjustment, any earn-out, backend payment or similar obligation, in connection with any completed acquisition or disposition by the Company or any of its Subsidiaries;

(vii) any Contract (excluding real property leases) with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $1,000,000 or, together with all related Contracts, in excess of $2,000,000, in each case, other than sales or purchases in the ordinary course of business consistent with past practice and sales of obsolete equipment;

(viii) any Contract (excluding real property leases) expected to result in revenue or require expenditures in excess of $1,000,000 in the calendar year ended December 31, 2020 or any subsequent calendar year;

(ix) any Contract between the Company or any of its Subsidiaries, on the one hand, and any Company Stockholder, on the other hand;

(x) any Contract with a third party establishing any joint venture, partnership, strategic alliance or other collaboration that is material to the business of the Company and its Subsidiaries taken as a whole;

(xi) any Contract with a Significant OTA or a Significant Supplier;

(xii) any Contract involving any resolution or settlement of any actual or threatened Actions or other disputes which has a value greater than $500,000 or imposes continuing obligations on the Company or its Subsidiaries, including injunctive or other non-monetary relief;

(xiii) any Contract with an executive officer of the Company or its Subsidiaries, or any Contract with any other employee of the Company or its Subsidiaries, which (A) provides for change in control payments or (B) provides for retention, termination payments, acceleration of the time of payment or vesting of any compensation or benefits or severance payments (excluding statutory notice, termination and severance payments that are required by applicable Law) to any such individual with an annual base salary in excess of $250,000;

(xiv) any Contract that is a Real Estate Lease Document; and

(xv) any Contract with a Governmental Authority.

(b) With respect to each Invention Assignment Agreement and each Contract of the type described in Section 5.13(a), whether or not set forth on Schedule 5.13(a): (i) except for Contracts (other than Invention Assignment Agreements) that will expire in accordance with their terms prior to the Closing, such Contract is in full force and effect and represents the legal, valid and binding obligations of the Company or its Subsidiaries that are party thereto and, to the knowledge of the Company, represents the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of the Company, is enforceable by the Company or its Subsidiaries to the extent a party thereto in accordance with its terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law); (ii) none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract; (iii) in the past three years, neither the Company nor any of its Subsidiaries have received any written or, to the knowledge of the Company, oral claim or notice of material breach of or material default under any such Contract which, individually or the aggregate, would be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole; (iv) to the knowledge of the Company, except for breaches or defaults which have been previously waived, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under such Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both); and (v) in the past three years, neither the Company nor any of its Subsidiaries have received written notice from any other party to such Contract that such party intends to terminate or not to renew such Contract.

5.14 Company Benefit Plans.

(a) Schedule 5.14(a) sets forth a complete list of each material Company Benefit Plan (other than (i) offer letters or other employment agreements with employees below the level of vice president that do not deviate from a form and are terminable at-will by the Company or any ERISA Affiliate without severance or change of control pay or benefits, in which case only the forms of such offer letters or other employment agreements that have been made available to Parent will be listed, (ii) Company Stock Option agreements that do not deviate from the Company’s standard forms (other than with respect to the vesting terms), in which case only such standard forms of Company Stock Option agreements that have been made available to Parent will be listed, or (iii) consulting agreements with individual consultants that are terminable without penalty on less than thirty (30) days’ notice, in which case only forms of such contracts that have been made available to Parent will be listed, unless any such contract provides severance or change of control pay or benefits that are, in each case, greater than required by applicable Laws), and separately identifies each material Company Benefit Plan that is subject to Laws of a country other than the United States (a “Foreign Benefit Plan”) and the non-U.S. jurisdiction applicable (including national and sub-national jurisdictions(s)) to each Foreign Benefit Plan. “Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any employment, consulting, retention, severance, termination, change in control, collective bargaining, incentive, bonus, deferred compensation, retirement, pension, vacation, holiday, cafeteria, welfare, medical, disability, fringe benefit, employee loan, profit-sharing, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plan, policy, program, practice, arrangement or agreement, whether informal or formal, which, in each case, is maintained, sponsored or contributed to by the Company or any of its Subsidiaries for the benefit of any current or former director, officer, employee or individual independent contractor of the Company or its Subsidiaries or under which the Company or any of its Subsidiaries has or could have any obligation or liability.

(b) With respect to each material Company Benefit Plan, the Company has delivered or made available to Parent or its representatives true, correct and complete copies (or to the extent no written copy exists, an accurate summary) of, as applicable: (i) the current plan document (and all amendments thereto) and any insurance contract, trust or funding agreement relating to such plan; (ii) the most recent summary plan description; (iii) the two most recent annual report on Form 5500 filed with the Internal Revenue Service (or, with respect to Foreign Benefit Plans, any comparable annual or periodic report) and attached schedules; (iv) the two most recent actuarial or other valuation report; (v) any material non-routine communications with any Governmental Authority during the last three years; and (vi) the most recent determination or opinion letter issued by the Internal Revenue Service (or comparable proof of good standing or qualification of a Foreign Benefit Plan from the applicable Governmental Authority). No announcement has been made of an intention to establish any new arrangement for providing or contributing towards any UK pension and life assurance benefits.

(c) Each Company Benefit Plan has been administered in all material respects in compliance with its terms and all applicable Laws, including ERISA, the Code, the Finance Act 2004 (as amended and regulations made under that Act) and the requirements and guidance of the UK Pensions Regulator and HM Revenue and Customs (“HMRC”), and all contributions (including all employer contributions and employee salary reduction contributions) required to be made under the terms of, or with respect to, any Company Benefit Plan have been timely made or, if not yet due, have been properly reflected in the Financial Statements to the extent required under GAAP or other applicable generally accepted accounting practices. Each Foreign Benefit Plan has been maintained in good standing with applicable regulatory authorities (if required) and, if required to be registered, has been properly registered with applicable regulatory authorities. No notices, fines, or other sanctions have been issued by the UK Pensions Regulator and no instances of non-compliance with the automatic enrolment obligations have been notified to the UK Pension Regulator in respect of the Company and its Subsidiaries. Neither the Company nor its Subsidiaries have at any time in the 12 months prior to this Agreement been, an associate of or connected with (within the meaning of section 51 Pensions Act 2004) any employer in relation to any occupational pension scheme, other than any scheme to which Sections 38 to 56 Pensions Act 2004 do not apply. No contribution notice or financial support direction under the Pensions Act 2004 has been issued to the Company and/or its Subsidiaries, and there is no fact or circumstance likely to give rise to such contribution notice or financial support direction.

(d) Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code: (i) has received a favorable determination or opinion letter as to its qualification; or (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. Each Foreign Benefit Plan that is intended to qualify for special tax treatment meets all the requirements for such treatment. No event has occurred or condition exists that would reasonably be expected to adversely impact any such plan or result in the loss of the tax-qualified status of such plan. No amount is or could become due from the Company and any of its Subsidiaries by virtue of Section 75 or Section 75A of the Pensions Act 1995 (as amended). The Foreign Benefit Plans governed by the laws of the United Kingdom (the “UK Foreign Benefit Plans”) are registered pension schemes as defined in Section 150(2) of the Finance Act 2004. There is no reason why such classification as a registered pension scheme could be withdrawn and HMRC might de-register the scheme.

(e) Neither the Company nor any of its Subsidiaries or ERISA Affiliates sponsors, maintains, contributes to or is or, within the past six years was, required to contribute to, or has or, within the past six years had, any actual or contingent liability in respect of (including by reason of sponsoring, maintaining or contributing to or having an obligation to contribute to, at any point during the six-year period prior to the date hereof), (i) any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (ii) a multiemployer pension plan (as defined in Section 3(37) of ERISA), (iii) any defined benefit pension plan, regardless of whether it is subject to Title IV of ERISA, (iv) any “multiple employer plan” (within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code), (v) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (vi) a “registered pension plan” (within the meaning of subsection 248(1) of the Income Tax Act (Canada)), (vii) a “retirement compensation arrangement” (within the meaning of subsection 248(1) of the Income Tax Act (Canada)), or (viii) an arrangement that is intended to be, or that has ever been determined or alleged by a Governmental Authority to be, a “salary deferral arrangement” (within the meaning of subsection 248(1) of the Income Tax Act (Canada)). No circumstance or condition exists that would reasonably be expected to result in any liability of the Company or any of its Subsidiaries to any plan set forth in subclauses “(i)” through “(viii)” of the preceding sentence. For purposes of this Agreement, “ERISA Affiliate” means any entity (whether or not incorporated) other than the Company or a Subsidiary of the Company that, together with the Company or any Subsidiary, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code. Except as required by Section 4980B of the Code, Part 6 of Title I of ERISA or other applicable Law, no Company Benefit Plan provides for any benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of service to any current or former director, employee or individual independent contractor of the Company or any Subsidiary (or any dependent or beneficiary thereof). The benefits payable under the UK Foreign Benefit Plans consist exclusively of money purchase benefits (as defined in section 181 of the Pension Schemes Act 1993).

(f) With respect to the Company Benefit Plans, the assets of any of the trusts under such plans or the plan sponsor or administrator, (i) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other Governmental Authorities is pending or, to the knowledge of the Company, threatened and (ii) there are no actions or claims (other than routine claims for benefits) pending or, to the knowledge of the Company, threatened and to the knowledge of the Company, there are no facts or circumstances that could form the basis for any such actions or claims, in each case, that could result in material liability. There has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA that is not exempt under Section 408 of ERISA and regulatory guidance issued thereunder, and neither the Company nor any current or former employee has engaged in any breach of fiduciary duty (as determined under ERISA) nor, to the Company’s knowledge, has any other fiduciary breached its fiduciary duty (as determined under ERISA), with respect to which the Company or its Subsidiaries or any Company Benefit Plan would reasonably be expected to have any material liability.

(g) Neither the execution and delivery of this Agreement or any of the other Transaction Agreements, nor the consummation of the transactions contemplated hereby or thereby (either alone or in combination with any other event) will: (i) result in any payment or benefit becoming due to any current or former director, officer, employee or individual independent contractor of the Company or any its Subsidiaries, or any funding of benefits under any Company Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former director, officer, employee or individual independent contractor of the Company or any its Subsidiaries; (iii) except as set forth on Schedule 5.14(g)(iii), result in the acceleration, vesting or creation of any rights of any current or former director, officer, employee or individual independent contractor of the Company or its Subsidiaries to payments or benefits or any loan forgiveness, in each case, from the Company or any of its Subsidiaries or Affiliates; or (iv) limit the right to merge, amend or terminate any Company Benefit Plan (except any limitations imposed by applicable Law, if any).

(h) Neither the execution and delivery of this Agreement or any of the other Transaction Agreements, nor the consummation of the transaction contemplated hereby or thereby shall, either alone or in combination with any other event, give rise to any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) that is nondeductible to the payor under Section 280G of the Code.

(i) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has been operated in all material respects in compliance with Section 409A of the Code. No Company Benefit Plan provides for the gross-up of any Taxes imposed by applicable Law, including Section 4999 or 409A of the Code or otherwise. No loans or advances from the Company or any of its Subsidiaries are outstanding to any officer or director.

(j) No current or former employee or officer of the Company and Subsidiaries whose employment transferred to or has transferred to the Company and/or its Subsidiaries under legislation or regulations on the transfer of undertakings or otherwise was a member of or entitled to be or become a member of any defined benefit occupational pension scheme and therefore no current or former employee or officer of the Company has any rights to early retirement or to other enhanced rights, including pension rights on redundancy.

5.15 Labor Matters.

(a) The Company has made available to Parent a true and complete list of all employees with annual salaries in excess of $250,000 of the Company and its Subsidiaries, as of the date hereof, and includes, as applicable, each individual’s name (unless prohibited by applicable Law), title, employing entity, work location, status (full-or part-time or temporary), unionized or non-unionized, overtime classification (exempt or non-exempt), date of hire, rate of base salary or hourly wage, target annual bonus or other cash incentive opportunity, if applicable, amount of accrued but unused paid time off, and leave status. Schedule 5.15(a) sets forth a true and complete list of all employees with annual salaries in excess of $250,000.

(b) Except as set forth on Schedule 5.15(b), neither the Company nor any of its Subsidiaries are party to or bound by any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council, and no such agreements or arrangements are currently being negotiated by the Company or any of its Subsidiaries. No labor union or organization, works council or group of employees of the Company or any of its Subsidiaries has made a pending written demand for recognition or certification. There are no representation or certification proceedings or petitions seeking a representation proceeding or common or related employer applications pending or, to the knowledge of the Company, threatened in writing to be brought or filed with the National Labor Relations Board or any other applicable labor or employee relations authority.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries: (i) is in compliance with all applicable Laws regarding employment and employment practices, including all applicable Laws respecting terms and conditions of employment, employee classification (including the classification of employees and independent contractors and the classification of exempt and non-exempt employees), non-discrimination, harassment, workplace violence, French language, wages and hours, immigration, disability rights or benefits, equal opportunity, WARN, affirmative action, labor relations, pay equity, overtime pay, unemployment insurance, meal and rest periods/breaks, collective bargaining, civil rights, human right, background checks and screenings, privacy laws, paid sick days and leave of absence entitlements and benefits (including the federal Emergency Paid Sick Leave Act and the federal Emergency Family and Medical Leave Expansion Act), safety and health (including the federal Occupational Safety and Health Act and any applicable state, provincial or local laws concerning COVID-19-related health and safety issues) and workers’ compensation; and (ii) has not been adjudged to have committed any unfair labor practice as defined by the National Labor Relations Board or any other applicable labor or employee relations authority, or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board or any other applicable labor or employee relations authority that remains unresolved. The Company and its Subsidiaries have not implemented and have no plans to implement any reductions in hours, furloughs, layoffs or salary reductions that would: (A) cause any employee currently classified as “exempt” under applicable federal, provincial and state overtime pay Laws to lose such “exempt” status, (B) cause any employee’s compensation to fall below the applicable federal, provincial state or local minimum wage, or (C) give rise to a claim for constructive dismissal.

(d) In the past three years, neither the Company nor any of its Subsidiaries have experienced any labor disputes, strikes, lockouts, picketing, hand-billing or work stoppages against or affecting the Company or its Subsidiaries and, to the knowledge of the Company, none is currently threatened, except for those which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(e) Except as set forth on Schedule 5.15(e), neither the Company nor any of its Subsidiaries has taken any action relating to any employee or worksite thereof that would require the service of a notice under WARN, taking into account any temporary or permanent modification of WARN as a result of COVID-19 within the three years prior to the date of this Agreement, and no such events are reasonably expected to occur prior to the Closing. Except as set forth on Schedule 5.15(e), neither the Company nor any of its Subsidiaries has engaged in any temporary layoffs, furloughs or hours reductions that would trigger notice requirements under WARN were any such temporary layoff, furlough or hours reduction to last for at least six months and no such events are reasonably expected to occur prior to the Closing.

(f) Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and its Subsidiaries are not delinquent in payments to any current or former employees for any services or amounts required to be reimbursed or otherwise paid as compensation for services (including salaries, wages, vacation pay, overtime pay, commissions, fees or bonuses), and all such amounts if accrued, are properly accrued and accurately reflected in the books and records of the Company and its Subsidiaries.

(g) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no individual employees or independent contractors who perform services for the Company or any of its Subsidiaries have been improperly included or excluded from any Company Benefit Plan, and neither the Company nor any of its Subsidiaries have received written notice of any pending or threatened inquiry or audit from any Person concerning any such improper inclusion or exclusion.

(h) Except as set forth on Schedule 5.15(h), there are currently no, and during the past three years there have been no material Claims or Actions pending, settled or threatened against the Company or any of its Subsidiaries before the U.S. Equal Employment Opportunity Commission or any federal, foreign, state or local court or agency, or arbitrator, or any other pending or threatened Claims concerning alleged employment discrimination or any other matters relating to the employment of labor, including but not limited to any Claims or Actions relating to the termination of employment, engagement or service of any individual, unfair labor practices, harassment, retaliation, payment of overtime, equal pay, or any other employment related matter arising under applicable Laws relating to the employment of labor. There are no, and during the past three years, there have been no, Claims or Actions relating to allegations of employment discrimination or employment harassment by an appointed officer, director, executive or manager of the Company or any of its Subsidiaries currently pending or, to the knowledge of Company or any of its Subsidiaries, threatened.

(i) To the knowledge of the Company, no employee of the Company or any of its Subsidiaries is, in any material respect, in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation to the Company or any of its Subsidiaries.

(j) All current and, to the knowledge of the Company, former employees of the Company and its Subsidiaries have and had all work permits, visas and authorizations required to perform work or provide services in their respective jurisdictions of employment.

(k) There are no outstanding or unaccrued assessments, penalties, fines, liens, charges, or surcharges due or owing pursuant to any workers’ compensation Law in respect of the Company or any of its Subsidiaries and there are no claims or to the knowledge of the Company, potential claims, which could reasonably be expected to have a Material Adverse Effect on the Company’s accident cost experience.

(l) The Company and its Subsidiaries are in compliance in all material respects with all COVID-19 Measures that are binding on the Company and its Subsidiaries and applicable to any location in which the Company or any of its Subsidiaries operates.

5.16 Taxes.

(a) Except as set forth on Schedule 5.16(a), all material Tax Returns required by Law to be filed by the Company or any of its Subsidiaries have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings) and all such Tax Returns are true, correct and complete in all material respects.

(b) All material amounts of Taxes due and payable by the Company or any of its Subsidiaries have been timely paid.

(c) Each of the Company and its Subsidiaries has (i) collected and withheld all material amounts of Taxes required to have been withheld or collected by it in connection with amounts paid to or by any employee, independent contractor, creditor, stockholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority in material compliance with applicable Law.

(d) Except as set forth on Schedule 5.16(d), neither the Company nor any of its Subsidiaries are currently engaged in any audit, administrative or judicial proceeding with a Governmental Authority with respect to Taxes due from such entities. Neither the Company nor any of its Subsidiaries have received any written notice from a Governmental Authority of a proposed deficiency of any material amount of Taxes due from such entities. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of the Company or any of its Subsidiaries, and no written request for any such waiver or extension is currently pending.

(e) No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by, or required to file Tax Returns in, that jurisdiction, which claim has not been resolved. Neither the Company nor any of its Subsidiaries engages (or has engaged in the five years immediately prior to the date of this Agreement) in a trade or business or has (or has had in the five years immediately prior to the date of this Agreement) a permanent establishment in a country other than the country in which such entity is incorporated or otherwise organized.

(f) Neither the Company nor any of its Subsidiaries have been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(g) There are no Liens for material amounts of Taxes on any of the assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(h) Neither the Company nor any of its Subsidiaries have any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise (except, in each case, under any agreements that are commercial contracts entered into in the ordinary course of business not primarily related to Taxes).

(i) Neither the Company nor any of its Subsidiaries are a party to, or bound by, or have any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements under which the Company or any of its Subsidiaries could be liable after the Closing Date for any Tax liability imposed on any Person other than the Company or any of its Subsidiaries (except, in each case, for any such agreements that are commercial contracts entered into in the ordinary course of business not primarily relating to Taxes).

(j) The Company has not been at any time since its formation, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(k) Each of the Company and its Subsidiaries is in material compliance with Section 482 of the Code and any other applicable United States and foreign transfer pricing Laws and regulations in all material respects, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of each of the Company and its Subsidiaries.

(l) To the knowledge of the Company, there are no facts, circumstances or plans that, either alone or in combination, would reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.

(m) Neither the Company nor any of its Subsidiaries are bound with respect to any current or any future taxable period by any closing agreement (within the meaning of Section 7121 of the Code), private letter ruling, technical advice or other ruling or written agreement with a Governmental Authority, in each case, that could affect the liability for Taxes of the Company or any of its Subsidiaries following the Closing.

(n) No Subsidiary of the Company has made an election under Section 965(h) of the Code.

5.17 Brokers’ Fees. Except as set forth on Schedule 5.17, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates for which the Company or any of its Subsidiaries has any obligation.

5.18 Insurance. Schedule 5.18 contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date of this Agreement. True, correct and complete copies or comprehensive summaries of such insurance policies have been made available to Parent. With respect to each such insurance policy required to be listed on Schedule 5.18, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole: (a) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date); (b) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (c) neither the Company nor any of its Subsidiaries is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the knowledge of the Company, no such action has been threatened; and (d) no written notice of cancellation, termination, non-renewal, disallowance or reduction in coverage has been received other than in connection with ordinary renewals.

5.19 Real Property; Tangible Property.

(a) The Company and its Subsidiaries do not own and have never owned any real property.

(b) Schedule 5.19(b) contains a true, correct and complete list of all real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries for which the Company or any of its Subsidiaries is required to make aggregate annual base rent payments in excess of $2,000,000 in the calendar year in which the Closing occurs (the “Leased Real Property”). The Company has made available to Parent true, correct and complete copies of the leases, subleases, licenses and occupancy agreements (including all material modifications, amendments, supplements, guaranties, extensions, renewals, waivers and side letters, and other than any such document that does not exist or is not in the Company’s possession or subject to its control) for the Leased Real Property to which the Company or its Subsidiaries is a party (the “Real Estate Lease Documents”). To the knowledge of the Company, neither the Company nor any of its Subsidiaries have received any written notice that remains outstanding as of the date of this Agreement that the current use and occupancy by the Company or any of its Subsidiaries of the Leased Real Property and any improvements made by the Company or any of its Subsidiaries thereon (A) are prohibited by any Lien or Law other than Permitted Liens or (B) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Leased Real Property.

(c) The Company or one of its Subsidiaries owns and has good and marketable title to, or a valid leasehold interest in or right to use, all of its material tangible assets or personal property, free and clear of all Liens other than (i) Permitted Liens and (ii) the rights of lessors under any Real Estate Lease Documents. The material tangible assets or personal property of the Company and its Subsidiaries (A) constitute all of the assets and properties that are necessary in all material respects for the operation of the businesses of the Company and its Subsidiaries as they are now conducted, and taken together, are adequate and sufficient in all material respects for the operation of the businesses of the Company and its Subsidiaries as currently conducted and (B) have been maintained in all material respects in accordance with generally accepted industry practice and are in good working order and condition, except for ordinary wear and tear or loss by casualty and as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

5.20 Environmental Matters.

(a) The Company and its Subsidiaries are, and during the past three years have been, in compliance in all material respects with all Environmental Laws, including obtaining, maintaining and complying in all material respects with Permits required to be held by the Company under Environmental Laws.

(b) Except as set forth on Schedule 5.20(b), to the knowledge of the Company, there has been no release of, or exposure of any Person to, any Hazardous Materials at, in, on or under any Leased Real Property or in connection with the Company’s or any of its Subsidiaries’ operations off-site of the Leased Real Property or, to the knowledge of the Company, at, in, on or under any formerly owned or leased real property during the time that the Company or any of its Subsidiaries owned or leased such property, except as would not reasonably be expected to require investigation or material remediation or result in the incurrence of material liability, in each case, pursuant to Environmental Law.

(c) There has been no past Action, and no Action is pending or, to the knowledge of the Company, threatened and, to the knowledge of the Company, no investigation is pending or threatened with respect to the Company’s or any of its Subsidiaries’ compliance with or liability under Environmental Law.

(d) Other than in the Real Estate Lease Documents, neither the Company nor any of its Subsidiaries have assumed by contract any material liability of any other Person arising under Environmental Law or relating to Hazardous Materials.

(e) The Company has made available to Parent all material environmental reports (including any Phase I or II environmental site assessments), audits, correspondence or other documents in its possession, custody or control relating to any known material liabilities of the Company, including the Leased Real Property or any formerly owned or operated real property or any other location for which the Company or any of its Subsidiaries may be materially liable.

5.21 Absence of Changes.

(a) Since December 31, 2019, there has not been any change, development, condition, occurrence, event or effect relating to the Company or any of its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

(b) From December 31, 2020 through the date of this Agreement, the Company and its Subsidiaries (i) have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practices, and (ii) have not taken any action that (A) would require the consent of Parent pursuant to Section 7.01 if such action had been taken after the date hereof and (B) would reasonably be considered to be material to the Company and its Subsidiaries, taken as a whole, other than such actions taken in the ordinary course of business consistent with past practice.

5.22 Significant OTAs and Suppliers.

(a) Schedule 5.22(a) sets forth, in each case for the 12 months ended December 31, 2020, (i) each of the 5 largest online travel agencies with which the Company and its Subsidiaries have a contractual arrangement, based upon the amount of revenue generated by the Company and its Subsidiaries from such arrangements (collectively, the “Significant OTAs”), and (ii) each of the 10 largest suppliers of the Company and its Subsidiaries, based upon the amount of expenditures paid by the Company and its Subsidiaries to such suppliers (collectively, the “Significant Suppliers”). As of the date hereof, there are no outstanding, and in the past three years, there have not been any, material disputes between the Company or any of its Subsidiaries, on the one hand, and any of the Significant OTAs or the Significant Suppliers, on the other hand.

(b) In the past three years, neither the Company nor any of its Subsidiaries have received any written notice that (i) any of the Significant OTAs or the Significant Suppliers intends to stop, or materially decrease the rate of, its business with the Company and its Subsidiaries after the Closing, or (ii) there has been or will be any material adverse change in the price of such goods, services or rights provided to or by any such Significant OTA or Significant Supplier, as applicable, or that any such Significant OTA or Significant Supplier will not provide or require such goods, services or rights, as applicable, at any time on or after the Closing Date on terms and conditions substantially similar to the current terms applicable to such Significant OTA’s or Significant Supplier’s dealings with the Company and its Subsidiaries or its or their respective Affiliates, subject to customary price increases consistent with past practices. To the knowledge of the Company, no Significant OTA or Significant Supplier has otherwise given the Company or any of its Subsidiaries any indication or threatened the Company or any of its Subsidiaries in writing or orally that it will take any action described in the preceding sentence as a result of the consummation of the Transactions.

5.23 Affiliate Agreements. Except as set forth on Schedule 5.23 and except for the Company Benefit Plans, Contracts by or among the Company and any of its Subsidiaries or, in the case of any employee, officer or director, any employment Contract or Contract with respect to the issuance of equity in the Company, none of the Company or any of its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any: (a) present or former executive officer or director of any of the Company or any of its Subsidiaries; (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or any of its Subsidiaries; or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, a “Company Affiliate Agreement”).

5.24 Internal Controls. The Company maintains a system of internal accounting controls. To the knowledge of the Company, such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in conformity with GAAP. To the knowledge of the Company, the Company has not identified or been made aware of any fraud, whether or not material, that involves the management or other employees of the Company or any of its Subsidiaries that have a significant role in the Company’s internal control over financial reporting or any claim or allegation regarding any of the foregoing.

5.25 Permits. Each of the Company and its Subsidiaries has all material Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole: (a) each Material Permit is in full force and effect in accordance with its terms; (b) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by the Company or any of its Subsidiaries; (c) to the knowledge of the Company, none of the Material Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions; (d) there are no Actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit; and (e) each of the Company and its Subsidiaries is in compliance with all Material Permits.

5.26 Registration Statement. None of the information relating to the Company or any of its Subsidiaries supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion or incorporation by reference in the Registration Statement will, as of the time the Registration Statement is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that, notwithstanding the foregoing provisions of this Section 5.26, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not specifically supplied by or on behalf of the Company for use therein.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

OF PARENT, MERGER SUB I AND MERGER SUB II

Except as set forth in the Parent Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure) or in the Parent SEC Reports filed or furnished by Parent on or after January 19, 2021 (excluding (i) any disclosures in such Parent SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature and (ii) any exhibits or other documents appended thereto), each of Parent, Merger Sub I and Merger Sub II represents and warrants to the Company as follows:

6.01 Corporate Organization.

(a) Parent is duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The copies of the organizational documents of Parent previously delivered by Parent to the Company are true, correct and complete and are in effect as of the date of this Agreement. Parent is, and at all times has been, in compliance with all restrictions, covenants, terms and provisions set forth in its organizational documents. Parent is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to be material to Parent, Merger Sub I and Merger Sub II, taken as a whole, or have a material adverse effect on the ability of Parent, Merger Sub I or Merger Sub II to enter into and perform its obligations under this Agreement and consummate the Transactions.

(b) Merger Sub I is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder and Merger Sub II is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full limited liability company power and authority to enter into this Agreement and perform its obligations hereunder. Other than Merger Sub I and Merger Sub II, Parent has no other Subsidiaries and does not own, directly or indirectly, any equity or other interests or investments (whether equity or debt) in any other Person, whether incorporated or unincorporated. Merger Sub I and Merger Sub II are, and at all times have been, in compliance with all restrictions, covenants, terms and provisions set forth in their respective organizational documents.

6.02 Due Authorization.

(a) Each of Parent, Merger Sub I and Merger Sub II has all requisite corporate or entity power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party and (subject to the approvals described in Section 6.07), in the case of Parent, upon receipt of the Parent Stockholder Approval and the effectiveness of the Parent A&R Charter, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such other Transaction Agreements by each of Parent, Merger Sub I and Merger Sub II and the consummation of the transactions contemplated hereby and thereby have been duly, validly and unanimously authorized by all requisite action and, in the case of Parent, except for the Parent Stockholder Approval and the effectiveness of the Parent A&R Charter, no other corporate or equivalent proceeding on the part of Parent, Merger Sub I or Merger Sub II is necessary to authorize this Agreement or such other Transaction Agreements or Parent’s, Merger Sub I’s or Merger Sub II’s performance hereunder or thereunder. This Agreement has been, and each such other Transaction Agreement will be, duly and validly executed and delivered by each of Parent, Merger Sub I and Merger Sub II and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each such other Transaction Agreement will constitute, a legal, valid and binding obligation of each of Parent, Merger Sub I and Merger Sub II, enforceable against each of Parent, Merger Sub I and Merger Sub II in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The affirmative vote of: (i) holders of a majority of the outstanding shares of Parent Class A Stock and Parent Class F Stock, voting together as a single class, cast shall be required to approve the Transaction Proposal; (ii) holders of a majority of the outstanding shares of Parent Class A Stock and Parent Class F Stock, voting together as a single class, cast at the Special Meeting shall be required to approve the Issuance Proposal; (iii) (A) holders of a majority of the outstanding shares of Parent Class A Stock and Parent Class F Stock, voting together as a single class, and (B) holders of a majority of the outstanding shares of Parent Class F Stock, voting separately as a single class, shall be required to approve the Amendment Proposal; (iv) the holders of a plurality of the votes cast by the holders of Parent Class F Stock at the Special Meeting shall be required to approve the Election Proposal (the approval by Parent Stockholders of the foregoing clauses “(i)” through “(iv),” collectively, the “Required Parent Stockholder Approval”); and (v) holders of a majority of the outstanding shares of Parent Class A Stock and Parent Class F Stock, voting together as a single class, cast at the Special Meeting and entitled to vote thereon shall be required to approve (A) the Management Equity Incentive Plan Proposal, (B) the Parent Incentive Plan Proposal and (C) the Parent ESPP Proposal (together with the Required Parent Stockholder Approval, the “Parent Stockholder Approval”), in each case, assuming a quorum is present to approve the Proposals, with the Parent Stockholder Approval representing the only votes of any of Parent’s capital stock necessary in connection with the entry into this Agreement by Parent, and the consummation of the transactions contemplated hereby, including the Closing.

(c) At a meeting duly called and held, the Parent Board has unanimously: (i) determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of Parent and its stockholders; (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (iii) approved the transactions contemplated by this Agreement as a Business Combination; and (iv) resolved to recommend to the stockholders of Parent approval of each of the matters requiring Parent Stockholder Approval.

(d) All anti-dilution rights with respect to shares of Parent Class F Stock held by the Sponsor and any holder of Parent Class F Stock have, as of the Effective Time, been waived in all respects as related to the Transactions.

6.03 No Conflict. The execution, delivery and performance of this Agreement by each of Parent, Merger Sub I and Merger Sub II and (in the case of Parent), upon receipt of the Parent Stockholder Approval and the effectiveness of the Parent A&R Charter, the consummation of the transactions contemplated hereby do not and will not: (a) conflict with or violate any provision of, or result in the breach of, the Parent Organizational Documents or any of the organizational documents of Merger Sub I or Merger Sub II; (b) result in any violation of any provision of any Law or Governmental Order applicable to each of Parent, Merger Sub I or Merger Sub II or any of their respective properties or assets; (c) violate, result in a default or breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which either of Parent, Merger Sub I or Merger Sub II or any their respective Subsidiaries is a party or by which any of their respective assets or properties may be bound or affected; or (d) result in the creation of any Lien upon any of the properties or assets of Parent, Merger Sub I or Merger Sub II, except (in the case of clauses “(b),” “(c)” or “(d)” above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to be material to Parent, Merger Sub I and Merger Sub II, taken as a whole, or have a material adverse effect on the ability of Parent, Merger Sub I or Merger Sub II to enter into, perform its obligations under this Agreement and consummate the Transactions.

6.04 Litigation and Proceedings. There are no pending or, to the knowledge of Parent, threatened, Actions and, to the knowledge of Parent, there are no pending or threatened investigations, in each case, against Parent, or otherwise affecting Parent or its assets, including any condemnation or similar proceedings, which, if determined adversely, could, individually or in the aggregate, reasonably be expected to be material to Parent, Merger Sub I and Merger Sub II, taken as a whole, or have a material adverse effect on the ability of Parent, Merger Sub I or Merger Sub II to enter into or perform its obligations under this Agreement and consummate the Transactions. There is no unsatisfied judgment or any open injunction binding upon Parent which could, individually or in the aggregate, reasonably be expected to be material to Parent, Merger Sub I and Merger Sub II, taken as a whole, or have a material adverse effect on the ability of Parent, Merger Sub I or Merger Sub II to enter into, perform its obligations under this Agreement and consummate the Transactions.

6.05 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to be material to Parent, Merger Sub I and Merger Sub II, taken as a whole, or have a material adverse effect on the ability of Parent, Merger Sub I or Merger Sub II to enter into or perform its obligations under this Agreement and consummate the Transactions, Parent and its Subsidiaries are, and since January 19, 2021 have been, in compliance in all material respects with all applicable Laws and, to the knowledge of Parent, no investigation or review by any Governmental Authority with respect to Parent, Merger Sub I or Merger Sub II is pending or threatened. Neither of Parent nor its Subsidiaries have received any written, or to the knowledge of Parent, oral notice from any Governmental Authority of non-compliance or violation of any applicable Law by Parent or its Subsidiaries at any time since January 19, 2021, which violation would reasonably be expected to be material to Parent, Merger Sub I and Merger Sub II, taken as a whole, or have a material adverse effect on the ability of Parent, Merger Sub I or Merger Sub II to enter into, perform its obligations under this Agreement and consummate the Transactions.

(b) Since January 19, 2021, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to be material to Parent, Merger Sub I and Merger Sub II, taken as a whole, or have a material adverse effect on the ability of Parent, Merger Sub I and Merger Sub II to enter into and perform its obligations under this Agreement and consummate the Transactions: (i) there has been no action taken by Parent, its Subsidiaries, or, to the knowledge of Parent, any officer, director, manager, employee agent or representative of Parent or its Subsidiaries, in each case, acting on behalf of Parent or its Subsidiaries, in violation of any applicable Anti-Corruption Law; (ii) neither Parent nor its Subsidiaries have been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws; (iii) neither Parent nor its Subsidiaries have conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law; (iv) neither Parent nor its Subsidiaries have received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law; and (v) neither Parent nor its Subsidiaries have created or caused the creation of any false or inaccurate books and records of Parent or its Subsidiaries.

6.06 Benefit Plans. Except as may be contemplated by the Management Equity Incentive Plan Proposal, the Parent Incentive Plan Proposal or the Parent ESPP Proposal, none of Parent, Merger Sub I, Merger Sub II or any of their respective Subsidiaries maintains, sponsors or contributes to, or has any actual or contingent obligation or liability under, any material employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) or any other plan, policy, program, arrangement or agreement that provides compensation and/or benefits to any current or former employee, officer, director or individual independent contractor thereof (“Parent Benefit Plans”), nor does Parent, Merger Sub I, Merger Sub II or any of their respective Subsidiaries have any obligation or commitment to create or adopt any such Parent Benefit Plan.

6.07 Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Parent, Merger Sub I or Merger Sub II with respect to Parent’s, Merger Sub I’s or Merger Sub II’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, other than applicable requirements of the HSR Act (and the expiration of the required waiting period thereunder) and any other applicable Antitrust Law, Securities Laws and Nasdaq rules and regulations and the filing and effectiveness of the First Certificate of Merger in accordance with the DGCL and the Parent A&R Charter in accordance with the DGCL and the Second Certificate of Merger in accordance with the DGCL and the DLLCA.

6.08 Trust Account. As of the date hereof, there is at least $450,000,000 invested in a trust account (the “Trust Account”) for the benefit of the Parent’s public stockholders, maintained by Computershare, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated January 22, 2021, between Parent and the Trustee (the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the Trustee, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of Parent, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (a) cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate or (b) entitle any Person (other than any Parent Stockholder who is a Redeeming Stockholder) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the Parent Organizational Documents and Parent’s final prospectus dated January 19, 2021. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Parent has performed all material obligations required to be performed by it to-date under, and complied in all material respects with the terms of, the Trust Agreement, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder by Parent or, to the knowledge of Parent, the Trustee. There are no Actions pending or, to the knowledge of Parent, threatened with respect to the Trust Account. Since January 19, 2021, Parent has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of Parent to dissolve or liquidate pursuant to the Parent Organizational Documents shall terminate, and, as of the Effective Time, Parent shall have no obligation whatsoever pursuant to the Parent Organizational Documents to dissolve and liquidate the assets of Parent by reason of the consummation of the transactions contemplated hereby. Following the Effective Time, no Parent Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Parent Stockholder is a Redeeming Stockholder.

6.09 Taxes.

(a) All material Tax Returns required by Law to be filed by Parent and its Subsidiaries have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings) and all such Tax Returns are true, correct and complete in all material respects.

(b) All material amounts of Taxes due and payable by Parent and its Subsidiaries have been timely paid.

(c) Each of Parent and its Subsidiaries has (i) withheld or collected all material amounts of Taxes, and has complied in all respects with applicable Law relating the such withholding or collection, required to have been withheld or collected by it in connection with amounts paid to or by any employee, independent contractor, creditor, stockholder or any other party, and (ii) remitted such amounts required by Law to have been remitted to the appropriate Governmental Authority.

(d) Neither the Parent nor any of its Subsidiaries are currently engaged in any audit, administrative or judicial proceeding with a Governmental Authority with respect to Taxes due from such entities. Neither the Parent nor any of its Subsidiaries have received any written notice from a Governmental Authority of a proposed deficiency of any material amount of Taxes due from such entities. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of the Parent or any of its Subsidiaries, and no written request for any such waiver or extension is currently pending.

(e) There are no Liens for material amounts of Taxes on any of the assets of the Parent or any of its Subsidiaries, other than Permitted Liens.

(f) There are no Tax indemnification agreements or Tax sharing agreements under which Parent or any of its Subsidiaries could be liable after the Closing Date for the Tax liability of any Person other than Parent, Merger Sub I or Merger Sub II, except for customary agreements or arrangements with customers, vendors, lessors, lenders, and the like or other agreements, in each case, that do not relate primarily to Taxes.

(g) To the knowledge of Parent, there are no facts, circumstances or plans that, either alone or in combination, would reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.

6.10 Brokers’ Fees. Except as set forth on Schedule 6.10, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Parent, Merger Sub I or Merger Sub II or any of their respective Affiliates, including the Sponsor.

6.11 Parent SEC Reports; Financial Statements; Sarbanes-Oxley Act.

(a) Parent has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since January 19, 2021 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Parent SEC Reports”), and will have filed all such registration statements, reports, schedules, forms, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional Parent SEC Reports”). All Parent SEC Reports, Additional Parent SEC Reports, any correspondence from or to the SEC or Nasdaq (other than such correspondence in connection with the initial public offering of Parent) and all certifications and statements required by (i) Rule 13a-14 or 15d-14 under the Exchange Act or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing are, or will be, as applicable, available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. The Parent SEC Reports were, and the Additional Parent SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Reports did not, and the Additional Parent SEC Reports will not, as of their respective dates of filing with the SEC (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were or will be made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the Parent SEC Reports, and that will be included in the Additional Parent SEC Reports, complied or will comply, as the case may be, as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were or will be prepared, as the case may be, in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC), and fairly present, and will fairly present, as the case may be, (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments, the effect of which will not, individually or in the aggregate, be material, and the absence of complete footnotes to the extent permitted by Regulation S-X or Regulation S-K, as applicable) in all material respects the financial position and changes in stockholders’ equity of Parent as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended. Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Reports. No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent.

(b) Parent has established and maintains disclosure controls and procedures as required under Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information relating to Parent and other material information required to be disclosed by Parent in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. To Parent’s knowledge, such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act.

(c) Parent has established and maintained a system of internal controls. To Parent’s knowledge, such internal controls are sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP.

(d) There are no outstanding loans or other extensions of credit made by Parent to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Parent. Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) Neither Parent (including any employee thereof) nor Parent’s independent auditors have identified or been made aware of: (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Parent; (ii) any fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent; or (iii) any claim or allegation regarding any of the foregoing.

(f) To the knowledge of Parent, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Parent SEC Reports. To the knowledge of Parent, none of the Parent SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(g) Except as set forth on Schedule 6.11(g), as of the date hereof, to the knowledge of Parent, each director and executive officer of Parent has filed with the SEC on a timely basis all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

(h) As used in this Section 6.11, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq.

6.12 Business Activities; Absence of Changes.

(a) Since its incorporation, Parent has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Parent Organizational Documents, there is no Contract, agreement, commitment or Governmental Order binding upon Parent or to which Parent is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Parent or any acquisition of property by Parent or the conduct of business by Parent as currently conducted or as contemplated to be conducted (including, in each case, following the Closing) other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to be material to Parent, Merger Sub I and Merger Sub II, taken as a whole, or have a material adverse effect on the ability of Parent, Merger Sub I and Merger Sub II to enter into and perform its obligations under this Agreement and consummate the Transactions.

(b) Parent does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the transactions contemplated hereby, Parent has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c) There is no liability, debt or obligation against Parent or its Subsidiaries, except for liabilities and obligations: (i) provided for in, or otherwise reflected or reserved for the financial statements and notes contained or incorporated by reference in the Parent SEC Reports; (ii) reflected or reserved for on Parent’s balance sheet as of January 22, 2021 or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to Parent); (iii) that have arisen since January 22, 2021 in the ordinary course of the operation of business of Parent (other than any such liabilities as are not and would not be, in the aggregate, material to Parent and its Subsidiaries, taken as a whole); or (iv) disclosed in Schedule 6.12(c).

(d) Since their organization, neither Merger Sub I nor Merger Sub II have conducted any business activities other than activities directed toward the accomplishment of the Mergers. Except as set forth in the organizational documents of Merger Sub I and Merger Sub II, there are no Contracts or Governmental Orders binding upon either Merger Sub I or Merger Sub II or to which Merger Sub I or Merger Sub II is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Merger Sub I or Merger Sub II or any acquisition of property by Merger Sub I or Merger Sub II or the conduct of business by Merger Sub I or Merger Sub II as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to be material to Parent, Merger Sub I and Merger Sub II, taken as a whole, or have a material adverse effect on the ability of Merger Sub I or Merger Sub II to enter into and perform their respective obligations under this Agreement and consummate the Transactions.

(e) Merger Sub I and Merger Sub II were formed solely for the purpose of effecting the Mergers and have not engaged in any business activities or conducted any operations other than in connection with the Mergers and have no, and at all times prior to the Effective Time and Second Effective Time, as applicable, except as contemplated by this Agreement or the other Transaction Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to their formation. Merger Sub II has at all times during its existence been treated as a disregarded entity for federal and applicable state and local income Tax purposes, and no election has been made or will be made to treat Merger Sub II as a corporation for income Tax purposes.

(f) Since the date of Parent’s formation, there has not been any change, development, condition, occurrence, event or effect relating to Parent that, individually or in the aggregate, would reasonably be expected to be material to Parent, Merger Sub I and Merger Sub II, taken as a whole, or have a material adverse effect on the ability of Parent to enter into and perform its obligations under this Agreement and consummate the Transactions. From January 19, 2021 through the date of this Agreement, Parent has not taken any action that would require the consent of the Company pursuant to Section 8.02 if such action had been taken after the date hereof.

(g) Except for (i) this Agreement, (ii) the agreements expressly contemplated hereby or as set forth on Schedule 6.16(a) and (iii) any Contract that will expire by its terms or the obligations for which will be fully satisfied upon the Closing, Parent and its Subsidiaries are not, and at no time have been, party to any Contract with any other Person that would require payments by Parent or any of its Subsidiaries in excess of $25,000 monthly or $250,000 in the aggregate. Schedule 6.12(g) sets forth the principal amount of all of the outstanding Indebtedness, as of the date hereof, of Parent and its Subsidiaries.

(h) Except as set forth in Parent SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, there has not been: (i) any declaration, setting aside or payment of any dividend on, or other distribution in respect of, any of Parent’s capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent’s capital stock or any other securities of Parent or any options, warrants, calls or rights to acquire any such shares or other securities; (ii) any split, combination or reclassification of any of Parent’s capital stock; (iii) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP (or any interpretation thereof) or applicable Law; (iv) any change in the auditors of Parent; (v) any issuance of capital stock of Parent; or (vi) any revaluation by Parent of any of its assets, including any sale of assets of Parent other than in the ordinary course of business.

(i) Subject to the restrictions on use of the Trust Account set forth in the Trust Agreement, Parent owns good and marketable title to, or holds a valid leasehold interest in, or a valid license to use, all of the assets used by Parent in the operation of its business and which are material to Parent, free and clear of any Liens (other than Permitted Liens).

6.13 Registration Statement. As of the time the Registration Statement is declared effective under the Securities Act, the Registration Statement (together with any amendments or supplements thereto) will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Parent makes no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing to Parent by or on behalf of the Company specifically for inclusion in the Registration Statement.

6.14 Capitalization.

(a) The authorized capital stock of Parent consists of: (i) 1,000,000 shares of Parent Preferred Stock, of which no shares are issued and outstanding as of the date of this Agreement; (ii) 440,000,000 shares of common stock, consisting of 400,000,000 shares of Parent Class A Stock and 40,000,000 shares of Parent Class F Stock, of which (A) 45,000,000 shares of Parent Class A Stock are issued and outstanding as of the date of this Agreement and 11,250,000 shares of Parent Class F Stock are issued and outstanding as of the date of this Agreement, and (B) 14,500,000 Parent Warrants are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Parent Class A Stock, Parent Class F Stock and Parent Warrants: (1) have been duly authorized and validly issued and are fully paid and nonassessable; (2) were issued in compliance in all material respects with applicable Law; (3) were not issued in breach or violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any applicable Law, the Parent Organizational Documents or any Contract to which Parent is a party or is otherwise bound; and (4) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code, except as disclosed in the Parent SEC Reports with respect to certain shares of Parent Class F Stock and Parent Warrants held by the Sponsor and the Insiders.

(b) Except for this Agreement, the Subscription Agreements and the Parent Warrants, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Parent Class A Stock or the equity interests of Parent, Merger Sub I or Merger Sub II or other interest or participation in Parent, Merger Sub I or Merger Sub II, or any other Contracts to which Parent is a party or by which Parent is bound obligating Parent to issue, deliver, sell, or cause to be issued, delivered or sold, any shares of capital stock of, other equity interests in or debt securities of, Parent, Merger Sub I or Merger Sub II, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Parent, Merger Sub I or Merger Sub II. Except as disclosed in the Parent SEC Reports or the Parent Organizational Documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any securities or equity interests of Parent. There are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Parent Stockholders may vote. Except as disclosed in the Parent SEC Reports, Parent is not a party to any stockholder agreement, voting agreement, registration rights agreement, voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which Parent is a party or by which Parent is bound relating to Parent Class A Stock or any other equity interests of Parent. Parent does not own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

(c) As of the date hereof, the authorized share capital of Merger Sub I consists of 1,000 shares of common stock, par value $0.01 per share, of which 1,000 shares are issued and outstanding and beneficially held (and held of record) by Merger Sub II, free and clear of all Liens (other than Permitted Liens). All outstanding shares of Merger Sub I common stock have been duly authorized, validly issued and fully paid and are non-assessable and are not subject to preemptive rights.

(d) As of the date hereof, all outstanding membership interests of Merger Sub II have been duly authorized and validly issued and are not subject to preemptive rights and are held by Parent.

(e) Subject to approval of the Proposals, the shares of Parent Common Stock and Parent Special Voting Common Stock to be issued by Parent in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of Parent and will be capable of effectively vesting in the Company Stockholders title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable Securities Laws).

(f) The holders of the Parent Class F Stock have waived any adjustment to the Initial Conversion Ratio (as defined in the Certificate of Incorporation).

(g) Each holder of Parent Class F Stock initially issued to the Sponsor in connection with Parent’s initial public offering has agreed: (i) to vote all shares of Parent capital stock held by such holder in favor of approving the Transactions; and (ii) to refrain from electing to redeem any shares of such Parent capital stock pursuant to the Parent Organizational Documents.

6.15 Parent Listing. The issued and outstanding Parent Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Markets (“Nasdaq”) under the symbol “GMIIU”. The issued and outstanding shares of Parent Class A Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “GMII”. The issued and outstanding Parent Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “GMIIW”. Parent is a member in good standing with Nasdaq. There is no action or proceeding pending or, to the knowledge of Parent, threatened in writing against Parent by Nasdaq or the SEC with respect to any intention by such entity to deregister the Parent Units, the shares of Parent Class A Stock or Parent Warrants or terminate the listing of Parent on Nasdaq. None of Parent or any of its Affiliates has taken any action in an attempt to terminate the registration of the Parent Units, the Parent Class A Stock or Parent Warrants under the Exchange Act.

6.16 Contracts; No Defaults.

(a) Schedule 6.16(a) contains a listing of every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements and this Agreement) to which, as of the date of this Agreement, Parent is a party or by which any of its assets are bound. True, correct and complete copies of the Contracts listed on Schedule 6.16(a) have been delivered to or made available to the Company or its agents or representatives.

(b) Each Contract of a type required to be listed on Schedule 6.16(a), whether or not set forth on Schedule 6.16(a), was entered into at arm’s length and in the ordinary course of business. Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type described in Section 6.16(a), whether or not set forth on Schedule 6.16(a): (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of Parent and, to the knowledge of Parent, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of Parent, are enforceable by Parent in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law); (ii) neither Parent nor, to the knowledge of Parent, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract; (iii) since January 19, 2021, Parent has not received any written or, to the knowledge of Parent, oral claim or notice of material breach of or material default under any such Contract; (iv) to the knowledge of Parent, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by Parent or, to the knowledge of Parent, any other party thereto (in each case, with or without notice or lapse of time or both); and (v) since January 19, 2021 through the date hereof, Parent has not received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

6.17 Investment Company Act; JOBS Act. None of Parent or any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940. Parent constitutes an “emerging growth company” within the meaning of the JOBS Act.

6.18 Affiliate Agreements. Except as set forth on Schedule 6.18, none of Parent or its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any: (a) present or former officer, director or employee of any of Parent or any of its Subsidiaries; (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or any of its Subsidiaries; or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, an “Parent Affiliate Agreement”).

6.19 Parent Stockholders. To the knowledge of Parent, no holder of the capital stock of Parent is a foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) and who will acquire a substantial interest in the Company as a result of the Transactions such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no such foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company after Closing.

6.20 PIPE Investment; Subscription Agreements1.02 . Parent has delivered to the Company true, correct and complete copies of the fully executed Subscription Agreements pursuant to which the Subscribers in the aggregate have agreed, pursuant to the terms and subject to the conditions thereof, to purchase 20,000,000 shares of Parent Common Stock for an aggregate purchase price equal to $200,000,000 (such transactions contemplated by the Subscription Agreements, collectively, the “PIPE Investment”). Each Subscription Agreement is in full force and effect with respect to, and is valid and binding upon, Parent and, to the knowledge of Parent, each Subscriber party thereto, and enforceable against Parent and, to the knowledge of Parent, each Subscriber party thereto in accordance with its terms. None of the Subscription Agreements has been withdrawn, terminated, amended or modified since the date of delivery hereunder and prior to the execution of this Agreement, and, to the knowledge of Parent, as of the date of this Agreement no such withdrawal, termination, amendment or modification is contemplated, and, to the knowledge of Parent, as of the date of this Agreement none of the commitments contained in any

Subscription Agreement has been withdrawn, terminated or rescinded by any Subscriber in any respect, in each case, except for such assignment or transfers contemplated by or permitted by the Subscription Agreements. As of the date hereof, there are no side letters or Contracts between any Subscriber, on the one hand, and Parent, Merger Sub I or Merger Sub II, on the other hand, related to the provision or funding, as applicable, of the purchases contemplated by the Subscription Agreements or the Transactions other than as expressly set forth in this Agreement, the Subscription Agreements or any other Transaction Agreement and except as set forth in the Parent SEC Reports. There are no conditions precedent or other contingencies related to the consummation of the purchases set forth in or referenced in the Subscription Agreements and other than the conditions precedent contained in this Agreement. To the knowledge of Parent, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (a) constitute a default or breach on the part of Parent under the Subscription Agreements, (b) assuming the conditions set forth in Article X will be satisfied and the Transactions will be consummated, constitute a failure to satisfy a condition on the part of Parent under the Subscription Agreements or (c) assuming the conditions set forth in Article X will be satisfied and the Transactions will be consummated, result in any portion of the purchase price to be paid by any Subscriber in accordance with the Subscription Agreements being unavailable on the Closing Date. As of the date hereof, assuming the conditions set forth in Article X will be satisfied and the Transactions will be consummated, Parent has no reason to believe that any of the conditions to the consummation of the purchases under the Subscription Agreements will not be satisfied, and, as of the date hereof, Parent is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions not to be satisfied.

ARTICLE VII

COVENANTS OF THE COMPANY

7.01 Conduct of Business. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as set forth on Schedule 7.01, as expressly contemplated by this Agreement or as consented to by Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed and which consent shall be deemed to have been given unless Parent shall have objected within five Business Days after a written request therefor by the Company to the individuals set forth on Schedule 1.03(b)), or as may be required by Law, COVID-19 Measures or Social Unrest Measures, use commercially reasonable efforts to: (i) conduct and operate its business in the ordinary course consistent with past practice; (ii) subject to any modifications to vendor relationships undertaken in the ordinary course of business consistent with past practice, preserve intact the current business organization and ongoing businesses of the Company and its Subsidiaries, and maintain the existing relations and goodwill of the Company and its Subsidiaries with developers, landlords, customers, suppliers, OTAs, joint venture partners, distributors and creditors of the Company and its Subsidiaries; (iii) keep available the services of their present officers and other key employees and consultants; and (iv) maintain all insurance policies of the Company and its Subsidiaries or substitutes therefor. To the extent that the Company has taken any COVID-19 Measures, the Company shall use commercially reasonable efforts to take reasonable precautions to mitigate the risk of COVID-19 exposure to employees, business partners, customers and other invitees onto Company-controlled premises, including compliance with directives and guidance from the Centers for Disease Control and Prevention, the United States Department of Labor and the Occupational Safety and Health Administration. Without limiting the generality of the foregoing, except as set forth on Schedule 7.01, as expressly contemplated by this Agreement or as consented to by Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed and which consent shall be deemed to have been given unless Parent shall have objected within five Business Days after a written request therefor by the Company), or as may be required by Law, COVID-19 Measures or Social Unrest Measures, the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period:

(a) change or amend the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries;

(b) (i) make, declare or pay any dividend or distribution (whether in cash, stock or property) to the stockholders of the Company in their capacities as stockholders; (ii) other than pursuant to the Company Certificate of Incorporation (as may be amended in accordance with this Agreement), effect any recapitalization, reclassification, split or other change in its capitalization; (iii) except for (A) the issuance of Company Stock Options to any Person in the ordinary course of business and consistent with past practice, (B) in connection with an exchange of Canadian Exchangeable Shares, (C) in connection with the conversion of Company Preferred Stock or Company Special Voting Preferred Stock or (D) in connection with the exercise of any Company Warrant or Company Stock Option, authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock; or (iv) except in connection with an exchange of Canadian Exchangeable Shares or a redemption of Company Special Voting Stock that is required by the terms of the Company Certificate of Incorporation, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests, except for: (A) the acquisition by the Company or any of its Subsidiaries of any shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such equity interests; (B) transactions between the Company and any of its wholly-owned Subsidiaries or between wholly-owned Subsidiaries of the Company; and (C) purchases or redemptions pursuant to exercises of Company Stock Options issued and outstanding as of the date hereof or the withholding of shares to satisfy net settlement or Tax obligations with respect to equity awards in accordance with the terms of such equity awards as of the date hereof;

(c) enter into, or amend or modify any material term of, terminate (excluding any expiration in accordance with its terms), renew or fail to exercise any renewal rights, or waive or release any material rights, claims or benefits (or agree to do any of the foregoing) under any Contract of a type required to be listed on Schedule 5.13(a) (or any Contract, that if existing on the date hereof, would have been required to be listed on Schedule 5.13(a)), other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, (i) such Contracts in the ordinary course of business consistent with past practice, (ii) any Contract for the lease, sublease, license or otherwise occupation by the Company or any of its Subsidiaries for which the Company or any of its Subsidiaries is required to make aggregate annual payments less than $2,500,000, or (iii) the Existing Credit Agreements, including any Existing Credit Agreement Consents;

(d) sell, transfer, license, sublicense, lease, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens), abandon, cancel, let lapse or convey or dispose of any material assets, properties or business of the Company and its Subsidiaries, taken as a whole (including Owned Intellectual Property, Licensed Intellectual Property or Owned Company Software) except for (i) dispositions of obsolete or worthless assets, (ii) such actions taken with respect to leases of real property (including with respect to the leases themselves and immaterial personal and tangible property with respect to leased property) and (iii) such actions taken in the ordinary course of business consistent with past practice;

(e) other than as required pursuant to material Company Benefit Plans in effect on the date of this Agreement (or adopted or entered into after the date hereof in accordance with Schedule 7.01(e)) or applicable Law: (i) increase or grant any increase in the compensation or benefits (including termination benefits or severance) of, or grant or provide any change in control, retention, severance, termination payment, sale bonus or similar payments or benefits to any current or former director, employee or individual independent contractor of the Company or any of its Subsidiaries with an annual base salary, wages or fees in excess of $250,000 (collectively, the “Key Employees”) (other than promotion based base compensation increases in the ordinary course of business consistent with past practice); (ii) adopt, enter into, amend or terminate (A) any Company Benefit Plan or agreement, arrangement, policy or plan which would be a Company Benefit Plan if in effect on the date of this Agreement (other than adoptions or amendments that do not materially increase the cost to the Company), or (B) any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Company or any of its Subsidiaries is a party or by which any of them is bound; (iii) hire or terminate (other than for cause in accordance with applicable Laws) any Key Employee, (iv) accelerate the vesting, payment or funding of any compensation or benefit to any Key Employee under any of the Company Benefit Plans; (vi) grant any equity or equity-based compensation awards to any Key Employee; or (vii) grant any bonuses or cash incentive compensation to any Key Employee;

(f) (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Transactions), except for intercompany transactions that do not result in material liabilities to the Company and its Subsidiaries as a whole;

(g) make any capital expenditures (or commit to make any capital expenditures) that in the aggregate exceed $2,500,000, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget for periods following the date hereof, made available to Parent;

(h) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, employees, directors, agents or consultants, but excluding any of the Company’s Subsidiaries), make any material change in its existing borrowing or lending arrangements relating to such loans, advances, capital contributions or investments for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person, other than advances to employees or officers of the Company or its Subsidiaries in the ordinary course of business consistent with past practice;

(i) (A) make, rescind or change any material Tax election; (B) settle or compromise any material Tax claim; (C) adopt, change or make a request to change any material Tax accounting method or period; (D) file any material amendment to a Tax Return; (E) enter into any closing agreement with any Governmental Authority with respect to a material amount of Taxes; (F) surrender any right to claim a material refund of Taxes; (G) settle or compromise any examination, audit or other Action with any Governmental Authority relating to any material Taxes; or (H) consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of material Taxes;

(j) enter into any agreement that restricts the ability of the Company or any of its Subsidiaries to engage or compete in any line of business, or enter into any agreement that restricts the ability of the Company or its Subsidiaries to enter a new line of business, in each case other than pursuant to any intercompany agreement;

(k) acquire any fee simple ownership interest in real property;

(l) enter into, renew or amend in any material respect any Company Affiliate Agreement;

(m) waive, release, compromise, settle or satisfy any pending or threatened Action or compromise or settle any liability, other than in the ordinary course of business consistent with past practice or that otherwise does not exceed $1,000,000 in the aggregate;

(n) (i) issue or sell any debt securities or rights to acquire any debt securities of the Company or any of its Subsidiaries or guarantee any debt securities of another Person, or (ii) incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness in excess of $1,000,000 in the aggregate other than with respect utilization of commitments under the Existing Credit Agreements;

(o) enter into any material new line of business outside of the business currently conducted by the Company and its Subsidiaries as of the date of this Agreement;

(p) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

(q) implement any employee layoffs, plant closings or similar events that, individually or in the aggregate, would give rise to any obligations or liabilities on the part of the Company or any of its Subsidiaries under WARN, including any temporary layoffs or furloughs that would trigger obligations or liabilities under WARN should they last for longer than six months; or

(r) enter into any agreement to do any action prohibited under this Section 7.01.

Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the operations of the Company or its Subsidiaries prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

7.02 Inspection. Subject to confidentiality obligations and similar restrictions (whether contractual, imposed by applicable Law or otherwise) that may be applicable to information furnished to the Company or its Subsidiaries by third parties that may be in the Company’s or its Subsidiaries’ possession from time to time, and except for any information which (a) relates to interactions with prospective buyers of the Company or the negotiation of this Agreement and the Transactions or (b) in the judgment of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which the Company or any of its Subsidiaries is bound, the Company shall, and shall cause its Subsidiaries to, (i)

afford to Parent and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, analyses and appropriate officers and employees of the Company and its Subsidiaries, and (ii) furnish Parent and its Representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or any of its Subsidiaries as Parent or its Representatives may reasonably request. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by Parent and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time. Any access to any real property shall be subject to the Company’s reasonable security measures and the applicable requirements of the applicable lease documents (including, to the extent applicable, consent of the applicable landlord), shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including, without limitation, any Phase II environmental assessments, shall be subject to the rights of any users or occupants of such properties and shall be prohibited in properties while used or occupied by customers.

7.03 Exercise or Assumption of Company Warrants. Prior to the Closing, the Company shall use commercially reasonable efforts to (a) comply with all notice and other provisions of the Company Warrants and (b) take such actions as are necessary or advisable, including obtaining any elections, consents, and waivers from the holders of Company Warrants, in order to cause the Company Warrants to be cancelled, extinguished and exercised for shares of Company Stock prior to the Closing, or assumed by Parent upon the Closing.

7.04 Termination of Certain Agreements. At and as of the Closing, the Company shall use reasonable best efforts to cause the Contracts listed on Schedule 7.04 to be terminated without any further force and effect and without any cost or other liability or obligation to the Company or any of its Subsidiaries, and there shall be no further obligations of any of the relevant parties thereunder following the Closing.

7.05 No Parent Securities Transactions. From and after the date of this Agreement until the Effective Time, except as otherwise contemplated by this Agreement, the Company and its Subsidiaries shall not, and the Company shall use its reasonable best efforts to require each of its controlled Affiliates not to, engage in any transactions involving the securities of Parent without the prior consent of Parent.

7.06 No Claim Against the Trust Account. The Company acknowledges that Parent is a blank check company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, and the Company understands that Parent has established the Trust Account for the benefit of Parent’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth in Parent’s final prospectus, dated January 19, 2021, and other Parent SEC Reports, the Parent Organizational Documents and the Trust Agreement. The Company further acknowledges and agrees that Parent’s sole assets consist of the cash proceeds of Parent’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public stockholders. The Company further acknowledges that, if the Transactions are not consummated by January 20, 2023 or such later date as approved by the Parent Stockholders to complete a Business Combination, Parent will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself and its Affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and Parent to collect from the Trust Account any monies that may be owed to them by Parent or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including for any Willful Breach of this Agreement; provided, however, that (a) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Parent for (i) legal relief against monies or other assets held outside the Trust Account or (ii) specific performance or other equitable relief in connection with the consummation of the Transactions so long as such claim would not affect Parent’s ability to fulfill its obligation to effectuate the redemptions pursuant to the Offer and (b) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Parent’s assets or funds that are not held in the Trust Account, including any amounts that were in the Trust Account but subsequently released therefrom. This Section 7.06 shall survive the termination of this Agreement for any reason.

7.07 Company Financial Statements; Other Actions.

(a) The Company shall use reasonable best efforts to provide Parent, as promptly as practicable after the date hereof, audited financial statements, including consolidated balance sheets, statements of operations, statements of cash flows and statements of stockholders equity of the Company and its Subsidiaries as of and for the years ended December 31, 2019 and December 31, 2020, in each case prepared in accordance with GAAP and Regulation S-X, and audited in accordance with the standards of the PCAOB, and unaudited interim financial statements prepared in accordance with GAAP and Regulation S-X covering the applicable periods required to be included in the Registration Statement. The Company shall be available to, and the Company and its Subsidiaries shall use reasonable best efforts to make their officers and employees available to, in each case, during normal business hours and upon reasonable advanced notice of not less than 24 hours, Parent and its counsel in connection with (i) the drafting of the Registration Statement and (ii) responding in a timely manner to comments on the Registration Statement from the SEC. Without limiting the generality of the foregoing, the Company and Parent shall reasonably cooperate with each other in connection with Parent’s preparation for inclusion in the Registration Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by Form S-4.

(b) From and after the date on which the Registration Statement is declared effective under the Securities Act, the Company shall give Parent prompt written notice of any action taken or not taken by the Company or any of its Subsidiaries or of any development regarding the Company or any of its Subsidiaries, in any such case which is known by the Company, that would cause the Registration Statement to contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, Parent and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Registration Statement, such that the Registration Statement no longer contains an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided further, however, that no information received by Parent pursuant to this Section 7.07 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Company Schedules or the Parent Schedules.

7.08 Consent Solicitation; Company Stockholder Consent. The Company shall solicit the Company Requisite Approval via a written consent of the Company Stockholders in accordance with applicable law (including the DGCL) (the “Stockholder Written Consent”) on the date the Registration Statement is declared effective under the Securities Act and shall deliver the Stockholder Written Consent reflecting the Company Requisite Approval no later than two Business Days of the Consent Solicitation Statement being disseminated by the Company to its stockholders. In connection therewith, the Company shall as promptly as practicable (a) establish the record date for determining the Company Stockholders entitled to provide such Stockholder Written Consent, (b) cause the Consent Solicitation Statement and Stockholder Written Consent to be disseminated to the Company Stockholders in compliance with applicable Law, including the DGCL, and (c) solicit execution of the Stockholder Written Consent from the Company Stockholders. The Company shall through the Company Board, make the Company Board Recommendation to the Company Stockholders and shall include the Company Board Recommendation in the Consent Solicitation Statement. The Company Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation (a “Company Change in Recommendation”). The Company shall provide Parent with all executed copies of the Stockholder Written Consent it receives within one Business Day of receipt. Promptly following the receipt of such executed Stockholder Written Consent reflecting the Company Requisite Approval, the Company shall prepare and deliver to the Company Stockholders who have not executed the Stockholder Written Consent the notice required by Section 228(e) of the DGCL.

7.09 Non-Solicitation. From the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 11.01, the Company shall not, shall cause its Subsidiaries not to and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly: (a) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal; (b) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to any of its properties, books or records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal; (c) furnish any non-public information regarding the Company or any of its Subsidiaries or access to any of the properties, assets or employees of the Company or any of its Subsidiaries to any Person with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal; (d) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal; (e) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal; (f) submit any Acquisition Proposal to the stockholders of the Company; or (g) resolve or agree to do any of the foregoing. The Company also agrees that, immediately following the execution of this Agreement, it shall, and shall cause each of its Subsidiaries to and shall use its reasonable best efforts to cause its and their respective Representatives to, (i) cease any solicitations, discussions or negotiations with any Person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with any Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal and (ii) terminate access to any physical or electronic data room maintained by or on behalf of the Company or any of its Subsidiaries and within three Business Days of the execution of this Agreement, instruct each Person that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring the Company to return or destroy all confidential information furnished to such Person by or on behalf of it or any of its Subsidiaries prior to the date hereof.

7.10 Existing Credit Agreements. Upon the terms and subject to the conditions set forth in this Agreement, the Company agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done all things necessary, proper or advisable to consummate and make effective, on or prior to the Closing Date, the obtaining of the Existing Credit Agreement Consent (it being understood and agreed that the obtaining of the Existing Credit Agreement Consents shall solely be the responsibility of the Company) with respect to each Existing Credit Agreement which the Company has determined will remain outstanding after the Closing. Parent shall and shall cause its Representatives to reasonably cooperate with the Company’s efforts under this Section 7.10, including by providing any documentation and other information as may be required under applicable “know your customer” and anti-money laundering rules and regulations.

ARTICLE VIII

COVENANTS OF PARENT

8.01 Indemnification and Insurance.

(a) From and after the Effective Time, Parent agrees that it shall indemnify and hold harmless each current or former director, manager or officer, as the case may be, of the Company, Parent and their respective Subsidiaries (each, together with such person’s heirs, executors or administrators, a “D&O Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Parent or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and their respective organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Parent agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of each D&O Indemnified Party, as provided in the applicable organizational documents or in any indemnification agreement with the Company, Parent or their respective Subsidiaries set forth on Schedule 8.01(a) shall survive the Closing and shall continue in full force and effect. For a period of six years after the Closing Date, Parent shall, and shall cause the Surviving Entity and its Subsidiaries to, maintain in effect exculpation, indemnification and advancement of expenses provisions in the organizational documents of Parent, the Company and their respective Subsidiaries no less favorable to the D&O Indemnified Parties than the similar provisions included in the organizational documents of Parent, the Company and their respective Subsidiaries, to the extent applicable, as in effect immediately prior to the Closing Date or in any indemnification agreements of Parent, the Company and their respective Subsidiaries with any D&O Indemnified Party as in effect as of immediately prior to the Closing Date, and Parent shall not, and shall cause the Surviving Entity and its Subsidiaries not to, amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party, in each case, except as required by Law; provided, however, that all rights to indemnification or advancement of expenses in respect of any Actions pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Closing Date, Parent shall, and shall cause the Surviving Entity and its Subsidiaries to, honor, in accordance with their respective terms, each of the covenants contained in this Section 8.01 without limit as to time.

(b) Prior to the Closing, the Company may purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of the Company or one or more of its Subsidiaries currently covered by a directors’ and officers’ liability insurance policy of the Company or one or more of its Subsidiaries on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six-year period following the Closing. Parent shall, and shall cause the Surviving Entity to, maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Surviving Entity and its Subsidiaries, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 8.01(b). Alternatively, the Company may purchase and provide for the annual renewal of a directors’ and officers’ liability insurance policy providing the aforementioned coverage (the “Annual Policy Option”), which policy may also provide coverage for the directors and officers of Parent and its Subsidiaries following the Closing. In the event the Company selects the Annual Policy Option and at any time between the Closing Date and the six-year anniversary of the Closing Date, Parent for any reason, does not renew the annually renewing directors’ and officers’ liability insurance policies, then Parent shall purchase a tail policy for this lapsing directors’ and officers’ liability insurance program, the duration of which shall be no less than the number of years equal to the remaining time period between the six-year anniversary of the Closing Date and the number of years that had elapsed between Closing Date and the lapsing of the annually renewing directors’ and officers’ liability insurance policies.

(c) The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the organizational documents of Parent, the Company or their respective Subsidiaries, as applicable, any other indemnification agreement or arrangement, any Law or otherwise. The obligations of Parent, the Surviving Entity, the Company and their respective Subsidiaries under this Section 8.01 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 8.01 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third party beneficiary of this Section 8.01.

(d) If Parent or, after the Closing, the Surviving Entity or its Subsidiaries, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Parent, the Surviving Entity or its Subsidiaries, as applicable, assume the obligations set forth in this Section 8.01.

8.02 Conduct of Parent During the Interim Period.

(a) During the Interim Period, Parent shall, and shall cause its Subsidiaries to, except as set forth on Schedule 8.02, as expressly contemplated by this Agreement or as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed and which consent shall be deemed to have been given unless the Company shall have objected within five Business Days after a written request therefor by Parent to the individuals set forth on Schedule 1.03(a)), or as may be required by Law, COVID-19 Measures or Social Unrest Measures, use commercially reasonable efforts to conduct and operate its business in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, except as set forth on Schedule 8.02, as expressly contemplated by this Agreement or as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed and which consent shall be deemed to have been given unless the Company shall have objected within five Business Days after a written request therefor by Parent to the individuals set forth on Schedule 1.03(a)), or as may be required by Law, COVID-19 Measures or Social Unrest Measures, Parent shall not and shall not permit any of its Subsidiaries to:

(i) change, modify or amend the Trust Agreement (or any other agreement relating to the Trust Account), the Parent Organizational Documents or the organizational documents of Merger Sub I or Merger Sub II, or form or establish any other Subsidiary;

(ii) (A) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests; (B) split, combine, reclassify or otherwise change any of its capital stock or other equity interests; (C) other than the redemption of any shares of Parent Class A Stock required by the Offer or as otherwise required by Parent’s Organizational Documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent; or (D) effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization.

(iii) enter into, renew, amend or waive or release any material rights, claims or benefits under any Parent Affiliate Agreement (or any Contract, that if existing on the date hereof, would constitute a Parent Affiliate Agreement), including the Insider Letters;

(iv) enter into, or amend or modify any term of (in a manner adverse to Parent or any of its Subsidiaries (including, following the Effective Time, the Surviving Entity and its Subsidiaries)), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, (A) any Contract of a type required to be listed on Schedule 6.16(a) (or any Contract, that if existing on the date hereof, would have been required to be listed on Schedule 6.16(a)), (B) any Parent Benefit Plan (or plan that would be a Parent Benefit Plan if in effect on the date hereof) or (C) collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Parent or its Subsidiaries is a party or by which it is bound;

(v) waive, release, compromise, settle or satisfy any pending or threatened claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability;

(vi) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent, as applicable, or enter into any arrangement having the economic effect of any of the foregoing;

(vii) (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (i) in connection with the exercise of any Parent Warrants outstanding on the date hereof in accordance with the terms thereof or (ii) the Transactions or (B) amend, modify or waive any of the terms or rights set forth in, any Parent Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

(viii) (A) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof, or (B) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or its Subsidiaries (other than the transactions contemplated by this Agreement);

(ix) other than in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

(x) make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or applicable Law;

(xi) voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Parent and its Subsidiaries and their assets and properties;

(xii) (A) make, rescind or change any material Tax election; (B) settle or compromise any material Tax claim; (C) adopt, change or make a request to change any material Tax accounting method or period; (D) file any material amendment to a Tax Return; (E) enter into any closing agreement with any Governmental Authority with respect to a material amount of Taxes; (F) surrender any right to claim a material refund of Taxes; (G) settle or compromise any examination, audit or other Action with any Governmental Authority relating to any material Taxes; or (H) consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of material Taxes;

(xiii) create any material Liens (other than Permitted Liens) on any material property or assets of Parent, Merger Sub I or Merger Sub II;

(xiv) engage in any new line of business; or

(xv) enter into any agreement to do any action prohibited under this Section 8.02.

(b) During the Interim Period, Parent shall, and shall cause its Subsidiaries to comply with, and continue performing under, as applicable, the Parent Organizational Documents, the Trust Agreement and all other agreements or Contracts to which Parent or its Subsidiaries may be a party.

Nothing contained in this Agreement shall give the Company, directly or indirectly, any right to control or direct the operations of Parent or its Subsidiaries at any time. Prior to the Closing, each of the Parent and the Company shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

8.03 Trust Account. Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article X and provision of notice thereof to Computershare (which notice Parent shall provide to Computershare in accordance with the terms of the Trust Agreement)), Parent shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement, including causing the documents, opinions and notices required to be delivered to Computershare pursuant to the Trust Agreement to be so delivered, for the following: (a) the redemption of any shares of Parent Class A Stock in connection with the Offer; (b) the payment of the Outstanding Company Expenses and Outstanding Parent Expenses pursuant to Section 3.10 and the payment of cash in lieu of the issuance of any fractional shares pursuant to Section 3.09; (c) the repayment of loans and reimbursement of expenses to directors, officers and stockholders of Parent; and (d) the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses “(a),” “(b)” and “(c),” to be disbursed to Parent.

8.04 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Parent or its Subsidiaries by third parties that may be in Parent’s or its Subsidiaries’ possession from time to time, and except for any information which in the opinion of legal counsel of Parent would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which Parent or any of its Subsidiaries is bound, Parent shall (a) afford to the Company and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, analyses and appropriate officers and employees of Parent, and (b) furnish the Company and its Representatives with all financial and operating data and other information concerning the affairs of Parent that are in the possession of Parent as the Company or its Representatives may reasonably request. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

8.05 Parent Nasdaq Listing. Parent will use its reasonable best efforts to cause the shares of Parent Common Stock issued in connection with the Transactions to be approved for listing on Nasdaq at the Closing. From the date hereof through the Closing, Parent shall use reasonable best efforts to ensure Parent remains listed as a public company on, and for shares of Parent Common Stock to be listed on, Nasdaq.

8.06 Parent Public Filings. From the date hereof through the Closing, Parent will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

8.07 Section 16 Matters. Prior to the Closing, the Parent Board, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Parent Common Stock pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Parent following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

8.08 Director and Officers. Prior to the Closing, Parent shall cause the Parent Board to be a classified board initially comprised of up to eight members. Unless otherwise agreed to by Parent and the Company prior to the Closing, Parent shall cause the Parent Board, the committees of the Parent Board and the officers of Parent at the Effective Time to be comprised of the individuals set forth on Schedule 8.08 in accordance with the procedures contemplated thereon, in each case to hold office from and after the Effective Time until the earliest to occur of the appointment or election of his or her respective successor, resignation or proper removal in accordance with applicable requirements of Law.

8.09 Exclusivity. During the Interim Period, Parent shall not, and shall not permit any of its Affiliates or Representatives to, take, directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its stockholders and/or any of their respective Affiliates or Representatives) concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral, relating to any Business Combination (a “Business Combination Proposal”) other than with the Company, its stockholders and their respective Affiliates and Representatives (in their capacities as such). Parent shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 8.09 by any of Parent’s Affiliates or Representatives, as though such parties were signatories hereto, shall be deemed to be a breach of this Section 8.09 by Parent.

8.10 Bylaws. In connection with the consummation of the Transactions, after the effectiveness of the Parent A&R Charter, Parent shall adopt the Parent A&R Bylaws.

8.11 Insider Letters. Pursuant to those certain letter agreements, dated as of December 15, 2020 (collectively, the “Insider Letters”), entered into by and between Parent and each of Alec Gores, Dean Metropoulos, Randall Bort, Michael Cramer, Joseph Gatto, Andrew McBride (collectively, the “Insiders”) and the Sponsor, the Insiders and the Sponsor agreed to, among other things, vote all of the shares of the capital stock of Parent they hold to approve the Transaction Proposal at the Special Meeting (the “Approval Requirement”) and not to redeem such shares in connection with the Offer (the “Non-Redemption Requirement”). Parent hereby agrees to enforce the terms and conditions of the Insider Letters, including the Approval Requirement and the Non-Redemption Requirement, in connection with the consummation of the Transactions.

8.12 Inversion Agreements. In connection with the Transactions and effective upon the Effective Time, Parent shall take all actions necessary or appropriate to (a) assume or otherwise undertake to fulfill the rights and obligations of the Company under the Inversion Agreements, including executing customary joinder agreements and providing other evidence as reasonably required of such assumption in accordance with the terms and conditions of the Inversion Agreements and (b) substantially preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder or the holders of the Canadian Exchangeable Shares.

8.13 Waiver Agreements. In connection with the Transactions, Parent shall not permit any amendment or modification to be made to, or any waiver (in whole or in part) of any provision or remedy under, or any replacement of, any Waiver Agreement. Parent shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to satisfy in all material respects on a timely basis all conditions and covenants applicable to Parent in the Waiver Agreements.

8.14 Parent A&R Charter. Assuming the Company Requisite Approval and the Parent Stockholder Approval have been obtained, Parent shall file the Parent A&R Charter with the Secretary of State of the State of Delaware, effective prior to the Effective Time, in accordance with the applicable provisions of the DGCL.

ARTICLE IX

JOINT COVENANTS

9.01 Support of Transaction. Without limiting any covenant contained in Article VII or Article VIII, or the obligations of the Company and Parent with respect to the notifications, filings, reaffirmations and applications described in Section 9.05, which obligations shall control to the extent of any conflict with the provisions of this Section 9.01, each of Parent and the Company shall, and shall cause their respective Subsidiaries to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions; (b) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of Parent, the Company or their respective Affiliates are required to obtain in order to consummate the Transactions, including any material, required consents and approvals of parties to Contracts with the Company or any of its Subsidiaries; (c) terminate or cause to be terminated those agreements listed on Schedule 7.04; and (d) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article X or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable.

9.02 Preparation of Registration Statement; Special Meeting.

(a) As promptly as practicable following the execution and delivery of this Agreement, Parent shall prepare, with the assistance of the Company, and cause to be filed with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement and the Consent Solicitation Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of all the Parent Common Stock and Parent Special Voting Common Stock to be issued under this Agreement, which Registration Statement will constitute a prospectus under the Securities Act and will also contain the Proxy Statement and the Consent Solicitation Statement. Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to respond as promptly as practicable to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Mergers. Each party shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement, the Proxy Statement and the Consent Solicitation Statement. Promptly after the Registration Statement is declared effective under the Securities Act, Parent will cause the Proxy Statement to be mailed to stockholders of Parent.

(b) Each of Parent and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Parent or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other parties and (ii) Parent, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) an amendment or supplement to the Registration Statement. Parent and the Company shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of shares of Parent Class A Stock, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the Parent Organizational Documents. Each of Parent and the Company shall provide the other party with copies of any written comments, and shall inform such other parties of any oral comments, that Parent or the Company, as applicable, receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other party a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(c) Parent agrees to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to the: (i) approval of the Business Combination (as defined in the Certificate of Incorporation) (the “Transaction Proposal”); (ii) approval of the Parent A&R Charter (the “Amendment Proposal”) and each change to the Parent A&R Charter that is required to be separately approved; (iii) approval of the issuance of shares of Parent Common Stock and Parent Special Voting Common Stock pursuant to Section 3.01 under applicable Nasdaq rules (the “Issuance Proposal”); (iv) approval and adoption of the Management Equity Incentive Plan as described in Section 9.06 (the “Management Equity Incentive Plan Proposal”); (v) approval and adoption of the Parent Incentive Plan (the “Parent Incentive Plan Proposal”) and the Parent ESPP (the “Parent ESPP Proposal”); (vi) election of the members of the Parent Board until the earlier of the consummation of the Transaction and the 2023 annual meeting of stockholders of Parent, and until their respective successors are duly elected and qualified to serve (the “Election Proposal”); and (vii) approval of any other proposals reasonably agreed by Parent and the Company to be necessary or appropriate in connection with the transactions contemplated hereby (the “Additional Proposal” and, collectively with the Transaction Proposal, the Amendment Proposal, the Issuance Proposal, the Election Proposal, the Parent Incentive Plan Proposal and the Parent ESPP Proposal, the “Proposals”). Without the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) which Parent shall propose to be acted on by Parent’s stockholders at the Special Meeting.

(d) Parent shall use reasonable best efforts to, as promptly as practicable: (i) establish the record date for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL; (ii) cause the Proxy Statement to be disseminated to Parent’s stockholders in compliance with applicable Law, including the DGCL; and (iii) solicit proxies from the holders of Parent Class A Stock and Parent Class F Stock to vote in accordance with the recommendation of the Parent Board with respect to each of the Proposals. Parent shall, through the Parent Board, recommend to its stockholders that they approve the Proposals (the “Parent Board Recommendation”) and shall include the Parent Board Recommendation in the Proxy Statement, unless the Parent Board shall have changed the recommendation in accordance with Section 9.02(e).

(e) The Parent Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Parent Board Recommendation (a “Parent Change in Recommendation”). Notwithstanding anything in this Section 9.02 to the contrary, if, at any time prior to obtaining the Parent Stockholder Approval, the Parent Board determines in good faith, after consultation with its outside legal counsel, that in response to a Parent Intervening Event, the failure to make a Parent Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law, the Parent Board may, prior to obtaining the Parent Stockholder Approval, make a Parent Change in Recommendation; provided, however, that Parent shall not be entitled to make, or agree or resolve to make, a Parent Change in Recommendation unless (i) Parent delivers to the Company a written notice (a “Parent Intervening Event Notice”) advising the Company that the Parent Board proposes to take such action and containing the material facts underlying the Parent Board’s determination that a Parent Intervening Event has occurred, and (ii) at or after 5:00 p.m., New York City time, on the fourth Business Day immediately following the day on which Parent delivered the Parent Intervening Event Notice (such period from the time the Parent Intervening Event Notice is provided until 5:00 p.m. New York City time on the fourth Business Day immediately following the day on which Parent delivered the Parent Intervening Event Notice (it being understood that any material development with respect to a Parent Intervening Event shall require a new notice but with an additional three Business Day (instead of four Business Day) period from the date of such notice, the “Parent Intervening Event Notice Period”)), the Parent Board reaffirms in good faith (after consultation with its outside legal counsel and financial advisor) that the failure to make a Parent Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law. If requested by the Company, Parent will, and will use its reasonable best efforts to cause its Representatives to, during the Parent Intervening Event Notice Period, engage in good faith negotiations with the Company and its Representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for a Parent Change in Recommendation.

(f) Notwithstanding the foregoing provisions of this Section 9.02, if on a date for which the Special Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Class A Stock and Parent Class F Stock to obtain the Parent Stockholder Approval, whether or not a quorum is present, Parent shall have the right to make one or more successive postponements or adjournments of the Special Meeting; (it being understood that, in the event of any postponement or adjournment pursuant to the foregoing, the Special Meeting shall not be held later than three Business Days prior to the Termination Date); provided, however, that Parent shall not postpone or adjourn the Special Meeting more than three times.

(g) If any tax opinion (including an “Exhibit 8.1” tax opinion) is required to be filed with the SEC to support the discussion in the Registration Statement of the anticipated U.S. federal income tax consequences of the Mergers to the Company Stockholders, each of Parent and the Company shall cooperate and use commercially reasonable efforts to enable the Company’s tax counsel to render any such tax opinion, including by delivering to the Company’s tax counsel customary tax representation certificates.

9.03 Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, Parent will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement and the Transactions, the form and substance of which shall be approved (which approval shall not be unreasonably withheld, conditioned or delayed) in advance in writing by the Company.

(b) Promptly after the execution of this Agreement, Parent and the Company shall also issue a mutually agreed joint press release announcing the execution of this Agreement.

(c) Parent shall prepare a draft Current Report on Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC (“Closing Form 8-K”), the form and substance of which shall be approved (which approval shall not be unreasonably withheld, conditioned or delayed) in advance in writing by the Company. Prior to the Closing, Parent and the Company shall prepare and mutually agree upon a joint press release announcing the consummation of the Transactions (“Closing Press Release”). Concurrently with the Closing, or as soon as practicable thereafter, Parent shall issue the mutually agreed Closing Press Release. Concurrently with the Closing, or as soon as practicable thereafter, Parent shall file the Closing Form 8-K with the SEC.

(d) Parent and the Company shall cause to be filed with the Autorite des marches financieres and the Ontario Securities Commission an application for exemptive relief from the Canadian prospectus requirements for the first trade of Parent Common Stock issued upon the exchange of the Canadian Exchangeable Common Shares.

9.04 Confidentiality; Communications Plan.

(a) Parent and the Company acknowledge that they are parties to the Confidentiality Agreement, the terms of which are incorporated herein by reference. Following the Closing, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement; provided, however, that if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(b) Parent and the Company shall reasonably cooperate to create and implement a communications plan regarding the Transactions (the “Communications Plan”) promptly following the date hereof. Notwithstanding the foregoing, none of Parent, Merger Sub I, Merger Sub II or the Company will make any public announcement or issue any public communication regarding this Agreement, any other agreements contemplated hereby or any of the transactions contemplated hereby or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by Parent, or the prior written consent of Parent, in the case of a public announcement by the Company (such consent, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Law, the disclosing party shall, to the extent permitted by applicable Law, first allow such other parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing party shall consider such comments in good faith; (ii) internal announcements to employees of the Company and its Subsidiaries, to the extent provided for in the Communications Plan; (iii) subject to any other requirements or obligations of the parties set forth in this Agreement, announcements and communications to Governmental Authorities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement, in which case the disclosing party shall, to the extent permitted by applicable Law, first allow such other parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing party shall consider such comments in good faith; and (iv) communications by the Company and its Subsidiaries to customers and suppliers of the Company and its Subsidiaries for purposes of seeking any consents and approvals required in connection with the Transactions.

9.05 Regulatory Approvals. As promptly as practicable after the date of this Agreement, Parent and the Company shall each prepare and file the notification required of it under the HSR Act within ten Business Days after the date hereof in connection with the Transactions and shall promptly and in good faith respond to all information requested of it by the U.S. Federal Trade Commission, U.S. Department of Justice or any other Governmental Authority in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Authorities. Parent and the Company will each promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act or any other Antitrust Laws and will use reasonable best efforts to cause the expiration or termination of the applicable waiting periods or obtain the applicable approvals as soon as practicable. Parent and the Company will each promptly provide the other with copies of all substantive written communications (and memoranda setting forth the substance of all substantive oral communications) between each of them, any of their Affiliates and their respective agents, representatives and advisors, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement or the Transactions. Without limiting the foregoing, Parent and the Company shall: (i) promptly inform the other of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Authority regarding any of the Transactions; (ii) permit each other to review in advance any proposed substantive written communication to any such Governmental Authority and incorporate reasonable comments thereto; (iii) give the other prompt written notice of the commencement of any Action with respect to any of the Transactions; (iv) not agree to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement or any of the Transactions unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend; (v) keep each other reasonably informed as to the status of any such Action; and (vi) promptly furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such party and their Affiliates and their respective agents, representatives and advisors, on one hand, and any such Governmental Authority, on the other hand, in each case, with respect to this Agreement and the Transactions. Each of Parent and the Company may, as they deem necessary, designate any sensitive materials to be exchanged in connection with this Section 9.05 as “outside-counsel only.” Any such materials, as well as the information contained therein, shall be provided only to a receiving party’s outside counsel (and mutually-acknowledged outside consultants) and not disclosed by such counsel (or consultants) to any employees, officers or directors of the receiving party without the advance written consent of the party supplying such materials or information. Parent and the Company shall each pay 50% of any filing fees required by Governmental Authorities, including filing fees in connection with filings under the HSR Act. Parent, Merger Sub I and Merger Sub II (and their respective Affiliates, if applicable) shall not, either alone or acting in concert with others, take any action that could reasonably be expected to materially increase the risk of not achieving or of materially delaying the approval of any Governmental Authority, or the expiration or termination of any waiting period under the HSR Act or other Antitrust Laws, including by acquiring or offering to acquire any other person, or the assets of, or equity in, any other Person. In furtherance and not in limitation of the foregoing, if and to the extent necessary to obtain clearance of the Transactions pursuant to the HSR Act and any other Antitrust Laws applicable to the Transactions, each of Parent, Merger Sub I and Merger Sub II shall: (A) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise (1) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of the Company and (2) any other restrictions on the activities of the Company; provided, however, that Company (and their respective Affiliates, if applicable) shall not be required to take (and the Parent and Merger Subs shall not take, without the prior written consent of Company) any action under this Section 9.05 (and for the avoidance of doubt, none of the foregoing actions contemplated by this Section 9.05(A) shall be taken by Parent or its Affiliates without the prior written consent of the Company); and (B) use reasonable best efforts to contest, defend and appeal any legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions.

9.06 Management Equity Incentive Plan; Parent Incentive Plans. Prior to the Closing, the Parent Board shall approve and adopt (a) the management equity incentive plan (the “Management Equity Incentive Plan”), the general terms and conditions of which are set forth on Schedule 9.06(a), and (b) an equity incentive plan (the “Parent Incentive Plan”) and an employee stock purchase plan (the “Parent ESPP”), the general terms and conditions of which are set forth on Schedule 9.06(b), each of which will permit the issuance of shares of Parent Common Stock. At the Special Meeting, Parent shall solicit approval from Parent’s stockholders of each of the Management Equity Incentive Plan, the Parent Incentive Plan and the Parent ESPP. Subject to approval of the Management Equity Incentive Plan, the Parent Incentive Plan and the Parent ESPP by Parent’s stockholders, following the Effective Time Parent shall file an effective Form S-8 Registration Statement with the SEC with respect to the shares of Parent Common Stock issuable under the Management Equity Incentive Plan, the Parent Incentive Plan and the Parent ESPP and shall use commercially reasonable efforts to maintain the effectiveness of such Form S-8 Registration Statement for so long as awards granted pursuant to the Management Equity Incentive Plan, the Parent Incentive Plan and/or Parent ESPP remain outstanding.

9.07 FIRPTA. On or prior to the Closing Date, the Company shall deliver to Parent a valid certification from the Company pursuant to Treasury Regulations Section 1.1445-2(c) dated no more than 30 days prior to the Closing Date and signed by a responsible corporate officer of the Company.

9.08 A&R Registration Rights Agreement. At the Closing, (a) Parent shall deliver to the Company a copy of the A&R Registration Rights Agreement duly executed by Parent, and (b) the Company shall deliver to Parent a copy of the A&R Registration Rights Agreement duly executed by the Company, and shall use reasonable best efforts to cause each applicable Company Stockholder to deliver to Parent a copy of the A&R Registration Rights Agreement duly executed by such Company Stockholder.

9.09 Transaction Litigation. From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, Parent, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any stockholder demands or other stockholder Actions (including derivative claims) relating to this Agreement, any Transaction Agreement or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Parent, Parent or any of its respective Representatives (in their capacity as a Representative of Parent) or, in the case of the Company, the Company or any of its Representatives (in their capacity as a Representative of the Company). Parent and the Company shall each (a) keep the other reasonably informed regarding any Transaction Litigation, (b) reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, and (c) consider in good faith the other’s advice with respect to any such Transaction Litigation; provided, however, that, except as provided in Schedule 9.09, in no event shall (i) Parent or any of its Representatives settle or compromise any Transaction Litigation without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), or (ii) the Company or any of its Representatives settle or compromise any Transaction Litigation without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

9.10 Canadian Exchangeable Shares.

(a) As promptly as practicable following the execution and delivery of this Agreement, the Company shall convene a meeting of the holders of Canadian Exchangeable Shares to approve the (i) Sonder Canada Capital Reorganization, (ii) the A&R Share Terms and (iii) the Canadian Split.

(b) The Company shall obtain (i) an amendment to the Exchange Rights Agreement to permit the majority of the holders of Canadian Exchangeable Shares to consent to a transaction despite Section 4.1 thereof (the “Exchange Rights Agreement Amendment”) and (ii) a written consent with respect to the Transactions as it relates to Section 4.1 of the Exchange Rights Agreement (as amended) executed by the requisite number of holders of Canadian Exchangeable Common Shares and Canadian Exchangeable Preferred Shares (the “Exchange Right Agreement Consent”).

(c) On or prior to the Closing Date, the Company shall deliver to Parent copies of each of (i) the A&R Share Terms, (ii) the Exchange Rights Agreement Amendment, (iii) the Exchange Rights Agreement Consent and (iv) a written consent executed by the requisite number of holders of Canadian Exchangeable Common Shares and Canadian Exchangeable Preferred Shares approving the Transactions (collectively, the foregoing (i) through (iv), the “Canadian Approvals”), each of which shall be in a form reasonably acceptable to Parent.

ARTICLE X

CONDITIONS TO OBLIGATIONS

10.01 Conditions to Obligations of All Parties. The obligations of the parties hereto to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a) Antitrust Law Approval. The applicable waiting period(s) under the HSR Act (and any extensions thereof, including any agreement with a Governmental Authority to delay consummation of the Transactions contemplated by this Agreement) in respect of the Transactions shall have expired or been terminated.

(b) No Prohibition. There shall not have been enacted or promulgated any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions.

(c) Net Tangible Assets. Parent shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after completion of the Offer and prior to the Closing.

(d) Required Parent Stockholder Approval. The Required Parent Stockholder Approval shall have been obtained.

(e) Company Stockholder Approval. The Company Requisite Approval shall have been obtained.

(f) Canadian Approvals. The Canadian Approvals shall have been delivered.

(g) Nasdaq Listing. The shares of Parent Common Stock to be issued in connection with the Closing shall have been approved for listing on Nasdaq, subject only to (i) the requirement to have a sufficient number of round lot holders and (ii) official notice of listing.

(h) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

10.02 Additional Conditions to Obligations of Parent. The obligations of Parent to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Parent:

(a) Representations and Warranties.

(i) Each of the Company Representations contained in (A) the first sentence of Section 5.01(a) (Due Incorporation), (B) Section 5.03 (Due Authorization), (C) Section 5.06 (Capitalization), and (D) Section 5.17 (Brokers’ Fees) and (E) Section 5.23 (Affiliate Arrangements) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii) The Company Representations contained in Section 5.21(a) (No Material Adverse Effect) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though then made.

(iii) Each of the Company Representations (other than the Company Representations described in Sections 10.02(a)(i) and (ii)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually and in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(b) Agreements and Covenants. Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c) Officer’s Certificate. The Company shall have delivered to Parent a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge of such officer, the conditions specified in Section 10.02(a) and Section 10.02(b) have been fulfilled.

10.03 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Mergers is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) Representations and Warranties.

(i) Each of the Parent and Merger Sub Representations (other than the Parent and Merger Sub Representations contained in Section 6.01(a) (Corporate Organization), Section 6.02 (Due Authorization), Section 6.08 (Trust Account), Section 6.10 (Brokers’ Fees) and Section 6.14 (Capitalization)) shall be true and correct (without giving effect to any limitation as to “materiality,” “material adverse effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually and in the aggregate, has not had, and would not reasonably be expected to result in, a material adverse effect on Parent, Merger Sub I and Merger Sub II, taken as a whole, or a material adverse effect on Parent’s Merger Sub I’s and Merger Sub II’s ability to consummate the Transactions, including the Mergers.

(ii) The Parent and Merger Sub Representations contained in Section 6.01(a) (Corporate Organization), Section 6.02 (Due Authorization), Section 6.08 (Trust Account), Section 6.10 (Brokers’ Fees) and Section 6.14 (Capitalization) shall be true and correct (without giving any effect to any limitation as to “materiality,” “material adverse effect” or any similar limitation set forth therein) in all material respects as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(b) Agreements and Covenants. Each of the covenants of Parent to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c) Officer’s Certificate. Parent shall have delivered to the Company a certificate signed by the chief executive officer of Parent, dated as of the Closing Date, certifying that, to the knowledge of such person, the conditions specified in Section 10.03(a) and Section 10.03(b) have been fulfilled.

(d) Parent A&R Charter. The Parent A&R Charter shall be filed by Parent with the Secretary of State of the State of Delaware, effective prior to the Effective Time, in accordance with the applicable provisions of the DGCL.

(e) Minimum Cash. The Closing Parent Cash shall equal or exceed $500,000,000.

10.04 Frustration of Conditions. Neither Parent nor Merger Sub I nor Merger Sub II may rely on the failure of any condition set forth in this Article X to be satisfied if such failure was proximately caused by Parent’s or the applicable Merger Sub’s material breach of its obligations under this Agreement. The Company may not rely on the failure of any condition set forth in this Article X to be satisfied if such failure was proximately caused by the Company’s material breach of its obligations under this Agreement.

ARTICLE XI

TERMINATION/EFFECTIVENESS

11.01 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by written consent of the Company and Parent;

(b) prior to the Closing, by written notice to the Company from Parent if: (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 10.02(a) or Section 10.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Parent provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Parent of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period; (ii) the Closing has not occurred on or before October 28, 2021 (the “Termination Date”); or (iii) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, however, that the right to terminate this Agreement under Section 11.01(b)(ii) shall not be available if Parent’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the Termination Date;

(c) prior to the Closing, by written notice to Parent from the Company if: (i) there is any breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, such that the conditions specified in Section 10.03(a) or Section 10.03(b) would not be satisfied at the Closing (a “Terminating Parent Breach”), except that, if such Terminating Parent Breach is curable by Parent through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by Parent of notice from the Company of such breach, but only as long as Parent continues to exercise its commercially reasonable efforts to cure such Terminating Parent Breach (the “Parent Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Parent Breach is not cured within the Parent Cure Period; (ii) the Closing has not occurred on or before the Termination Date; or (iii) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, however, that the right to terminate this Agreement under Section 11.01(c)(ii) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the Termination Date;

(d) by written notice from either the Company or Parent to the other party, if the Required Parent Stockholder Approval is not obtained at the Special Meeting (including any adjournment or recess of the meeting);

(e) by written notice from the Company to Parent prior to obtaining the Required Parent Stockholder Approval if the Parent Board shall (i) have made a Parent Change in Recommendation or (ii) have failed to include the Parent Board Recommendation in the Proxy Statement distributed to Parent’s stockholders;

(f) by Parent if the Company Board (i) shall have made a Company Change in Recommendation or (ii) shall have failed to include the Company Board Recommendation in the Consent Solicitation Statement distributed to the Company’s stockholders; provided, however, that the termination rights under this Section 11.01(f) shall expire and Parent shall not be entitled to terminate this Agreement pursuant to this Section 11.01(f) if (i) the Company Requisite Approval has been obtained and delivered to Parent and (ii) prior to the delivery of the Company Requisite Approval, Parent has not delivered to the Company a notice of termination of this Agreement pursuant to this Section 11.01(f); or

(g) by Parent, if the Stockholder Written Consent containing the Company Requisite Approval shall not have been duly executed and delivered to the Company and to Parent within two Business Days of the Consent Solicitation Statement being disseminated by the Company to its stockholders; provided, however, that the termination rights under this Section 11.01(g) shall expire and Parent shall not be entitled to terminate this Agreement pursuant to this Section 11.01(g) if (i) the Company Requisite Approval has been obtained and delivered to Parent and (ii) prior to the delivery of the Company Requisite Approval, Parent has not delivered to the Company a notice of termination of this Agreement pursuant to this Section 11.01(g).

11.02 Effect of Termination. Except as otherwise set forth in this Section 11.02, in the event of the termination of this Agreement pursuant to Section 11.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its Affiliates, officers, directors, employees or stockholders, other than liability of (a) the Company in the event of termination pursuant to Section 11.01(f) or (b) any party hereto for any Willful Breach of this Agreement by such party occurring prior to such termination. The provisions of Section 7.06, Section 9.04, this Section 11.02 and Article XII (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions, which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

ARTICLE XII

MISCELLANEOUS

12.01 Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by Section 12.10 and by an agreement in writing executed in the same manner (but not necessarily by the same persons) as this Agreement.

12.02 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given: (a) when delivered in person; (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid; (c) when delivered by FedEx or other nationally recognized overnight delivery service; or (d) when e-mailed during normal business hours (and if emailed outside of normal business hours as of the immediately following Business Day), addressed as follows; provided that any communications delivered to the Company shall be delivered solely by e-mail:

(i) If to Parent, Merger Sub I or Merger Sub II, to:

Gores Metropoulos II, Inc.

6260 Lookout Road

Boulder, CO 80301

Attn: Andrew McBride

E-mail: amcbride@gores.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

Attn: Kyle C. Krpata

James R. Griffin

E-mail: kyle.krpata@weil.com

             james.griffin@weil.com

(ii) If to the Company to:

Sonder Holdings Inc.

101 15th Street

San Francisco, CA 94103

Attn: Phil Rothenberg

E-mail: phil.rothenberg@sonder.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

Attention: Mark Baudler

E-mail: mbaudler@wsgr.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

Attention: Ethan Lutske

E-mail:    elutske@wsgr.com

or to such other address or addresses as the parties may from time to time designate in writing.

12.03 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 12.03 shall be null and void, ab initio.

12.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that (a) in the event the Closing occurs, the present and former officers and directors of the Company and Parent (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 8.01 and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Sections 12.14 and 12.16.

12.05 Expenses. Except as otherwise provided herein (including Section 3.10), each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby (whether or not such transactions are consummated), including all fees of its legal counsel, financial advisers and accountants; provided, however, that if the Closing occurs, Parent shall pay or cause to be paid, in accordance with Section 3.10, (a) the Outstanding Company Expenses to the extent not paid by the Company prior to the Closing and (b) the Outstanding Parent Expenses to the extent not paid by Parent prior to the Closing. For the avoidance of doubt, any payments to be made (or to be caused to be made) by Parent pursuant to this Section 12.05 shall be paid upon consummation of the Mergers and release of proceeds from the Trust Account.

12.06 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or any of the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

12.07 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.08 Schedules and Exhibits. The Company Schedules, the Parent Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Company Schedules, Parent Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Certain information set forth in the Company Schedules and the Parent Schedules is included solely for informational purposes and the convenience of Parent, Merger Sub I and Merger Sub II or the Company, as applicable. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Schedules or the Parent Schedules is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Schedules or the Parent Schedules in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in Company Schedules or the Parent Schedules is or is not material for purposes of this Agreement. The inclusion of any item in the Company Schedules or the Parent Schedules shall not be deemed to constitute an acknowledgment by the Company or Parent, as applicable, that the matter is required to be disclosed by the terms of this Agreement, nor shall such disclosure be deemed (a) an admission of any breach or violation of any Contract or Law, (b) an admission of any liability or obligation to any third party or (c) to establish a standard of materiality. In addition, under no circumstances shall the disclosure of any matter in the Company Schedules or the Parent Schedules, where a representation or warranty of the Company or Parent, as applicable, is limited or qualified by the materiality of the matters to which the representation or warranty is given or by Material Adverse Effect, imply that any other undisclosed matter having a greater value or other significance is material or would have a Material Adverse Effect, as applicable.

12.09 Entire Agreement. This Agreement (together with the Company Schedules, the Parent Schedules and the Exhibits to this Agreement), the Confidentiality Agreement and the other Transaction Agreements collectively constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. All parties hereto agree that no representations, warranties, covenants, understandings or agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between, or have been relied on by the parties except as expressly set forth or referenced in this Agreement, the Confidentiality Agreement and the other Transaction Agreements.

12.10 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate this Agreement in accordance with Section 11.01 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 12.10.

12.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

12.12 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction or if subject matter jurisdiction over the matter that is the subject of such Action is vested exclusively in the U.S. federal courts, the U.S. District Court for the District of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the

Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.12. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.13 Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 11.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 12.13 shall not be required to provide any bond or other security in connection with any such injunction.

12.14 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Parent, Merger Sub I or Merger Sub II under this Agreement of or for any claim based on, arising out of or related to this Agreement or the transactions contemplated hereby.

12.15 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements or other provisions, shall survive the Closing, and all such representations, warranties, covenants, obligations or other agreements, including all such rights, shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XII.

12.16 Acknowledgements. Each of the parties acknowledges and agrees (on its own behalf and on behalf of its Affiliates and its and their respective Representatives) that: (a) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other parties (and their respective Subsidiaries) for purposes of conducting such investigation; (b) the Company Representations constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby; (c) the Parent and Merger Sub Representations constitute the sole and exclusive representations and warranties of Parent, Merger Sub I and Merger Sub II; (d) except for the Company Representations made by the Company and the Parent and Merger Sub Representations made by Parent, Merger Sub I and Merger Sub II, none of the parties hereto or any other Person makes, or has made, any other express or implied representation or warranty with respect to any party hereto (or any party’s Affiliates) or the transactions contemplated by this Agreement, and all other representations and warranties of any kind or nature express or implied (including (i) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any party hereto or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the transactions contemplated hereby, including meetings, calls or correspondence with management of any party hereto (or any party’s Subsidiaries), and (ii) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any party hereto (or its Subsidiaries), or the quality, quantity or condition of any party’s or its Subsidiaries’ assets) are specifically disclaimed by all parties hereto and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any party hereto or any of its Subsidiaries); and (e) none of the parties hereto or any of their respective Affiliates are relying on any representations or warranties in connection with the transactions contemplated hereby, except that the parties may rely on the Company Representations made by the Company, the Parent and Merger Sub Representations made by Parent, Merger Sub I and Merger Sub II and the other representations expressly made by a Person in the A&R Registration Rights Agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Parent, Merger Sub I, Merger Sub II and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

GORES METROPOULOS II, INC.

By:	/s/ Alec Gores
Name: Alec Gores
Title: Chief Executive Officer

SUNSHINE MERGER SUB I, INC.

By:	/s/ Andrew McBride
Name: Andrew McBride
Title: Chief Financial Officer and Secretary

SUNSHINE MERGER SUB II, LLC

By:	/s/ Andrew McBride
Name: Andrew McBride
Title: Manager

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub I, Merger Sub II and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

SONDER HOLDINGS INC.

By:	/s/ Francis Davidson
Name: Francis Davidson
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Form A&R Registration Rights Agreement

[Intentionally Omitted]

EXHIBIT B

Form of Lockup Agreement

[Intentionally Omitted]

EXHIBIT C

Form of A&R Certificate of Incorporation of Parent

[Intentionally Omitted]

EXHIBIT D

Form of A&R Bylaws of Parent

[Intentionally Omitted]

EXHIBIT E

Form of Letter of Transmittal

[Intentionally Omitted]